Exhibit 2.2
UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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In re	)	Chapter 11
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TRONOX INCORPORATED, et al.,[1]	)	Case No. 09-10156 (ALG)
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Debtors.	)	Jointly Administered
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DISCLOSURE STATEMENT REGARDING THE FIRST AMENDED JOINT
PLAN OF REORGANIZATION OF TRONOX INCORPORATED, ET AL.
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE
KIRKLAND & ELLIS LLP
601 Lexington Avenue
New York, NY 10022
Telephone:     (212) 446-4800
Facsimile:      (212) 446-4900
Attorneys for the Debtors and Debtors in Possession
Dated: October 1, 2010

[1]	The debtors in these cases include: Tronox Luxembourg S.ar.l; Tronox Incorporated; Cimarron Corporation; Southwestern Refining Company, Inc.; Transworld Drilling Company; Triangle Refineries, Inc.; Triple S, Inc.; Triple S Environmental Management Corporation; Triple S Minerals Resources Corporation; Triple S Refining Corporation; Tronox LLC; Tronox Finance Corp.; Tronox Holdings, Inc.; Tronox Pigments (Savannah) Inc.; and Tronox Worldwide LLC.

IMPORTANT INFORMATION FOR YOU TO READ
THE DEADLINE TO VOTE ON THE PLAN IS NOVEMBER 5, 2010, AT 5:00 P.M. PACIFIC TIME.
FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED BY THE
NOTICE AND CLAIMS AGENT BEFORE THE VOTING DEADLINE AS DESCRIBED HEREIN.
     Tronox is providing the information in this Disclosure Statement for the Proposed First Amended Joint Chapter 11 Plan of Tronox Incorporated, et al. to Holders of Claims and Equity Interests entitled to vote on the Plan for the purpose of soliciting votes to accept the Plan. Nothing in this Disclosure Statement may be relied upon or used by any entity for any other purpose.
     This Disclosure Statement may not be deemed as providing any legal, financial, securities, tax or business advice. Tronox urges any Holder of a Claim or Equity Interest to consult with its own advisors with respect to any such legal, financial, securities, tax or business advice in reviewing this Disclosure Statement, the Plan and each of the proposed transactions contemplated thereby. The Bankruptcy Court’s approval of the adequacy of disclosure contained in this Disclosure Statement does not constitute the Bankruptcy Court’s approval of the merits of the Plan. Tronox has not authorized any entity to give any information about or concerning the Plan other than that which is contained in this Disclosure Statement. Tronox has not authorized any representations concerning the value of its property other than as set forth in this Disclosure Statement.
     Tronox urges every holder of a Claim or Equity Interest entitled to vote on the Plan to (1) read the entire Disclosure Statement and Plan carefully, (2) consider all of the information in this Disclosure Statement, including, importantly, the risk factors described in Section VII of this Disclosure Statement and (3) consult with its own advisors with respect to reviewing this Disclosure Statement, the Plan, all documents attached hereto or filed in connection herewith and the proposed transactions contemplated under the Plan before deciding whether to vote to accept or reject the Plan.
     This Disclosure Statement contains summaries of the Plan, certain statutory provisions, events in Tronox’s Chapter 11 Cases and certain documents related to the Plan. In the event of any inconsistency or discrepancy between a description in this Disclosure Statement and the terms and provisions of the Plan or other documents referenced herein, the Plan or such other documents will govern for all purposes. Except where otherwise specifically noted, factual information contained in this Disclosure Statement has been provided by Tronox’s management. Tronox does not represent or warrant that the information contained herein or attached hereto is without any material inaccuracy or omission.
     Although Tronox has used its reasonable business judgment to ensure the accuracy of the financial information contained in, or incorporated by reference into, this Disclosure Statement, such financial information has not been audited. Tronox is generally making the statements and providing the financial information contained in this Disclosure Statement as of the date hereof where feasible, unless otherwise specifically noted. Although Tronox may subsequently update the information in this Disclosure Statement, Tronox has no affirmative duty to do so, and parties reviewing this Disclosure Statement should not infer that, at the time of their review, the facts set forth herein have not changed since this Disclosure Statement was filed.
     Neither this Disclosure Statement nor the Plan is or should be construed as an admission of fact, liability, stipulation or waiver. Rather, Holders of Claims, Equity Interests and other parties in interest should construe this Disclosure Statement as a statement made in settlement negotiations related to the numerous contested matters, adversary proceedings and other pending or threatened litigation or actions. No reliance should be placed on the fact that a particular litigation Claim or projected objection to a particular Claim is, or is not, identified in this Disclosure Statement. Tronox or Reorganized Tronox may seek to investigate, file and prosecute Claims and may object to Claims after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies any such Claims or objections to Claims.

SPECIAL NOTICE REGARDING FEDERAL AND STATE SECURITIES LAWS
     Neither this Disclosure Statement nor the Plan has been filed with the United States Securities and Exchange Commission (the “SEC”) or any state authority. The Plan has not been approved or disapproved by the SEC or any state securities commission and neither the SEC nor any state securities commission has passed upon the accuracy or adequacy of this Disclosure Statement or the merits of the Plan. Any representation to the contrary is a criminal offense.
     This Disclosure Statement has been prepared pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3016(b) and is not necessarily in accordance with federal or state securities laws or other similar laws. The securities to be issued on or after the Effective Date will not have been the subject of a registration statement filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) or any securities regulatory authority of any state under any state securities law (“Blue Sky Law”). Tronox is relying on section 4(2) of the Securities Act and similar Blue Sky Law provisions, as well as, to the extent applicable, the exemption from the Securities Act and equivalent state law registration requirements provided by section 1145(a)(1) of the Bankruptcy Code, to exempt the issuance of new securities in connection with the solicitation and the Plan from registration under the Securities Act and Blue Sky Law.
     This Disclosure Statement contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as “may,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology. You are cautioned that all forward looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The Liquidation Analysis set forth in Exhibit E, distribution projections and other information contained herein and attached hereto are estimates only, and the timing and amount of actual distributions to Holders of Allowed Claims may be affected by many factors that cannot be predicted. Any analyses, estimates or recovery projections may or may not turn out to be accurate.
     Making investment decisions based on the information contained in this Disclosure Statement and/or the Plan is therefore highly speculative. Tronox recommends that potential recipients of any securities issued pursuant to the Plan consult their own legal counsel concerning the securities laws governing the transferability of any such securities.

QUESTIONS AND ADDITIONAL INFORMATION
     If you would like to obtain copies of this Disclosure Statement, the Plan or any of the documents attached hereto or referenced herein, or have questions about the solicitation and voting process or these Chapter 11 Cases generally, please contact Kurtzman Carson Consultants LLC by (i) calling (866) 967–0675, (ii) emailing tronoxinfo@kccllc.com or (iii) visiting http://www.kccllc.net/tronox.

(i)

(ii)

EXHIBITS

EXHIBIT A	Plan of Reorganization

EXHIBIT B	Solicitation Procedures Order

EXHIBIT C	Reorganized Tronox’s Projections

EXHIBIT D	Valuation Analysis

EXHIBIT E	Liquidation Analysis

(iii)

I. EXECUTIVE SUMMARY
          Tronox Incorporated, a Delaware corporation based in Oklahoma City, Oklahoma and its affiliated debtors and debtors in possession (collectively, “Tronox” or the “Tronox Debtors” and, as reorganized pursuant to the Plan, “Reorganized Tronox”) each filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on January 12, 2009 (the “Petition Date”). Tronox’s chapter 11 cases are jointly administered for procedural purposes only under lead case number 09-10156 (ALG).
          Before soliciting acceptances of a proposed chapter 11 plan of reorganization, section 1125 of the Bankruptcy Code requires a debtor to prepare a disclosure statement that contains information of a kind, and in sufficient detail, to permit a hypothetical reasonable investor to make an informed judgment regarding acceptance of the plan of reorganization.
          Accordingly, Tronox submits this Disclosure Statement pursuant to section 1125 of the Bankruptcy Code to holders of Claims against and Equity Interests in Tronox because Tronox is asking Holders of Claims and Equity Interests to accept the First Amended Joint Chapter 11 Plan of Tronox Incorporated, et al., dated October 1, 2010 (the “Plan”). A copy of the Plan is attached hereto as Exhibit A. Capitalized terms used but not otherwise defined in this Disclosure Statement have the meaning given to those terms in the Plan. Tronox is the proponent of the Plan within the meaning of section 1129 of the Bankruptcy Code.
          On September 30, 2010, the Bankruptcy Court entered an order [Dkt. No. 2187] (the “Solicitation Procedures Order”) (a) approving the Disclosure Statement as containing adequate information, (b) approving, among other things, the dates, procedures and forms applicable to the process of soliciting votes on and providing notice of the Plan and certain vote tabulation procedures, (c) establishing the deadline for filing objections to the Plan and (d) scheduling the Confirmation Hearing. The Solicitation Procedures Order is attached hereto as Exhibit B.
          A hearing to consider confirmation of the Plan is scheduled to be held before the Honorable Allan L. Gropper at 11:00 a.m. Eastern Time on November 17, 2010 at the Bankruptcy Court, located at One Bowling Green, New York, New York 10004-1408, Room 617. Additional information with respect to Confirmation is provided in section VI of this Disclosure Statement, entitled “Confirmation of the Plan.”
          This Disclosure Statement contains, among other things, descriptions and summaries of certain provisions of, and financial transactions contemplated by, the Plan. Certain provisions of the Plan (and the descriptions and summaries contained herein) remain the subject of continuing negotiations among Tronox and various parties, have not been finally agreed upon and may be modified.
          This Executive Summary is only a general overview of this Disclosure Statement and the material terms of, and transactions proposed by, the Plan. The Executive Summary is qualified in its entirety by reference to the more detailed discussions appearing elsewhere in this Disclosure Statement and the exhibits attached to this Disclosure Statement, including the Plan and the Plan Supplement, which will be filed no later than fourteen days before the Voting Deadline or such later date as may be approved by the Bankruptcy Court. Tronox urges all parties to read the Executive Summary in conjunction with the entire Disclosure Statement, the Plan and the Plan Supplement.
          A. Purpose and Effect of the Plan
          Tronox is reorganizing under chapter 11 of the Bankruptcy Code, which is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders. The consummation of a plan of reorganization is the principal objective of a chapter 11 case. A plan of reorganization sets forth how a debtor will treat claims and equity interests.
          A bankruptcy court’s confirmation of a plan of reorganization binds the debtor, any entity or person acquiring property under the plan, any creditor of or equity security holder in a debtor and any other entities and persons to the extent ordered by the bankruptcy court pursuant to the terms of the confirmed plan, whether or not such entity or person is impaired pursuant to the plan, has voted to accept the plan or receives or retains any property under the plan.
          Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order will discharge Tronox from any debt arising before the Effective Date, terminate all of the rights and interests of pre-bankruptcy equity security holders and substitute the obligations set forth in the Plan for those pre-bankruptcy Claims and Equity Interests. Under the Plan, Claims and Equity Interests are divided into Classes according to their relative priority and other criteria.
          The feasibility of the Plan is premised upon, among other things, Tronox’s assessment of its ability to achieve the goals of its long-range business plan (the “Business Plan”), make the distributions contemplated under the Plan and pay certain continuing obligations in the ordinary course of Reorganized Tronox’s business. Tronox’s financial projections are set forth on Exhibit C. Although Tronox believes the projections are reasonable and appropriate, they include a number of assumptions and are subject to a number of risk factors and to significant uncertainty. Actual results will differ from the projections and the differences may be material. Importantly, the Business Plan and projections incorporate Tronox’s forecasts of the anticipated operating performance of its foreign subsidiaries worldwide that are not subject to these Chapter 11 Cases.
          B. Deemed Substantive Consolidation of the Tronox Debtors
          The Plan contemplates the deemed substantive consolidation of the estates of each of the Tronox Debtors for certain limited, administrative purposes related to the Plan, including voting, Confirmation and Distribution. Given the number of separate legal entities that comprise the Tronox Debtors, Tronox believes it would be inefficient to propose, vote on and make distributions in respect of entity-specific claims. Accordingly, Holders of Allowed Claims against or Equity Interests in each of the Tronox Debtors will receive the same recovery provided to other Holders of Allowed Claims or Equity Interests in the applicable Class and will be entitled to their share of consideration available for distribution to such Class. The filing of the Plan and this Disclosure Statement shall constitute Tronox’s motion for and entry of the Confirmation Order shall constitute the approval, pursuant to section 105(a) of the Bankruptcy Code, effective as of the Effective Date, of the substantive consolidation of the Chapter 11 Cases for certain limited purposes related to the Plan, including voting, Confirmation and Distribution. Tronox believes that no creditor will receive a recovery inferior to that which it would receive if Tronox proposed a chapter 11 plan that was completely separate as to each entity and, therefore, Tronox does not believe that any creditor will be materially adversely affected by not voting on and receiving distributions on an entity-by-entity basis.
          The deemed substantive consolidation of Tronox’s estates as set forth in the Plan is a component of the consensual global settlement among Tronox and its creditor stakeholders, and is intended to facilitate implementation of the Plan and the compromises reflected therein by resolving a dispute as to the propriety of substantive consolidation without the expense or delay associated with a litigated result. Notwithstanding the foregoing, Tronox and the other settling parties reserve all of their rights to contest whether and to what extent deemed substantive consolidation is appropriate if the Plan is not confirmed or the global settlement is altered or materially modified.
          C. Global Settlement & Key Constituent Support for the Plan
          Tronox is very pleased that after extensive, good-faith negotiations, it has reached a comprehensive settlement with its creditor constituencies that forms the basis for the Plan. As a result of changes to the consideration being provided to certain classes of creditors under the Plan (compared to Tronox’s original plan of reorganization filed on July 7, 2010), the Plan is supported by2 (a) the United States, through the Department of

[2]	References herein to the Government Environmental Entities’ support of or agreement to support the Plan are conditioned on the Government Environmental Entities obtaining all necessary approvals and completing all required public notice and comment periods.

Justice, on behalf of other federal agencies and in consultation with state, local, tribal and quasi-governmental authorities asserting Environmental Claims against Tronox; (b) the Nevada Parties;3 (c) the Creditors’ Committee; (d) certain representatives for Holders of Tort Claims; and (e) the Ad Hoc Noteholders’ Committee, including certain holders of Unsecured Notes controlling more than 58% in principal amount of the Unsecured Notes (the “Backstop Parties”). To memorialize the terms of the settlement, Tronox has entered into an Equity Commitment Agreement with the Backstop Parties and a Plan Support Agreement with certain other parties, which agreements were approved by the Bankruptcy Court on September 17, 2010 [Dkt. No. 2072].
          The restructuring transactions contemplated by the settlement, which are embodied in the Plan, accomplish the key objectives necessary for Tronox’s successful reorganization: (a) resolution of Tronox’s liability for Environmental Claims and Tort Claims — the significant “legacy liabilities” Tronox incurred in connection with its spinoff from Kerr-McGee Corporation and which are the subject of the pending Anadarko Litigation; (b) fair treatment for Tronox’s other unsecured creditors; and (c) securing the appropriate level and forms of financing to support Tronox’s emergence from chapter 11 and go-forward business needs.
          Tronox and each of the settling parties — including the government environmental claimants (subject to obtaining all necessary approvals and completing a public notice and comment process) — believe the resulting Plan is fair and equitable, maximizes Tronox’s value, and allocates sources of value fairly among Tronox’s stakeholders based upon the size and priorities of their claims. Indeed, the settlement contemplated by the Plan resolves with finality several technical and complex issues among Tronox’s creditors (particularly with respect to the significant Environmental Claims) without the need for costly litigation. The compromise reached and the financial restructurings and new money investment proposed under the Plan will facilitate a “fresh start” for Reorganized Tronox, while simultaneously providing significant funding for the government agencies responsible for ongoing environmental remediation at sites throughout the country.
          All parties in interest reserve the right to object to the settlement on reasonableness or any other grounds.
          D. Restructuring Transactions under the Plan
          The Plan is designed to accomplish, and is premised on, a resolution of Tronox’s legacy environmental and tort liabilities and ensuring that Reorganized Tronox emerges from chapter 11 free of its massive legacy liabilities, sufficiently capitalized and poised for growth. With respect to Environmental Claims, in exchange for an overall package of value (including the majority of the proceeds from the Anadarko Litigation) that will be allocated to certain environmental response trusts and environmental agencies in accordance with the terms of the Environmental Claims Settlement Agreement4 — which consideration constitutes a fair and equitable settlement of the billions of dollars and varying priorities of the Environmental Claims — those entities will provide Tronox and Reorganized Tronox with a discharge and/or covenants not to sue with respect to Tronox’s liability for the Environmental Claims after the Effective Date. Similarly, the Plan provides for the creation and funding of a Tort Claims Trust, which will be the sole source of distributions to Holders of Tort Claims, who will be paid in accordance with the terms of such trust’s governing documentation.
          As a result of the transfer of liabilities achieved through allocating funds to the applicable trusts and/or responsible agencies, the Plan preserves the going-concern value of Tronox, which will reorganize around its existing operating businesses, including: (a) its headquarters facility at Oklahoma City, Oklahoma; (b) the titanium

[3]	The Nevada Parties are the Nevada Division of Environmental Protection, the Southern Nevada Water Authority, the Central Arizona Project/Central Arizona Water Conservation District and the Metropolitan Water District of Southern California.

[4]	The terms of the anticipated environmental settlement as described throughout this Disclosure Statement reflect a summary description only and are qualified in all respects by reference to definitive settlement documentation, the form of which (subject to public notice and comment) is expected to be filed with the Bankruptcy Court on or about September 30, 2010.

dioxide facilities at Hamilton, Mississippi and Botlek, Netherlands; (c) the electrolytic chemical business at Henderson, Nevada (except that the real property and buildings associated with such business will be transferred to an environmental response trust and Tronox will not be responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest joint venture in Australia.
             To fund cash payments required by the Plan and meet the go-forward operating and working capital needs of its business, Tronox will rely on a combination of debt financing and new money equity investments from certain of its existing creditors. Specifically, the Plan contemplates the following restructuring transactions:
1.	Exit Financing
•	Tronox will emerge from bankruptcy with no more than approximately $470 million of funded debt borrowed under (a) a $425 million senior secured term loan facility (either under an amended Replacement DIP Facility having converted into exit financing according to its terms, or under a new credit facility); and (b) an asset-based revolving credit facility with commitments of $125 million (including $28 million face amount in issued letters of credit).
2.	New Money Investment
•	$185 Million Rights Offering: The Plan provides for a $185 million new money investment in Reorganized Tronox in the form of a Rights Offering open to all of Tronox’s unsecured creditors who are Eligible Holders.[5] Under the Plan, Eligible Holders will be given “Rights” to purchase, on a Pro Rata basis, up to 45.5% of the New Common Stock issued on the Effective Date, based on a 17.6% discount to the Plan total enterprise value of Reorganized Tronox of $1,063 million. The Backstop Parties, a group of Holders of Tronox’s Unsecured Notes, have committed to purchase any of the New Common Stock that is not subscribed to in the Rights Offering, thereby assuring that Tronox will receive the full $185 million. In return for this commitment, the Backstop Parties will receive consideration equal to 8% of the $185 million equity commitment (payable as an additional 3.6% of the New Common Stock issued on the Effective Date).

Eligible Holders will receive separate materials regarding the Rights Offering.
To participate in the Rights Offering, your Claim must be Allowed on or before the Rights Expiration Date, which is November 10, 2010.
3.	Creation and Funding of Environmental Settlement and Tort Claim Trusts
Proceeds from the Exit Financing and the Rights Offering will be used to, among other things, fund settlement payments under the Plan on account of Environmental and Tort Claims, as follows:
•	Environmental Claims will be settled in accordance with the terms of the Environmental Claims Settlement Agreement, which will provide that certain Environmental Response Trusts to be created on the Effective Date and/or certain Government Environmental Entities will provide Tronox and Reorganized Tronox with a discharge and/or covenants not to sue with respect to Tronox’s liabilities and/or assume responsibility for go-forward cleanup costs associated with the Owned Sites (title to which will be transferred to the Environmental Response Trusts) and certain Other Sites in exchange for the following package of consideration:

[5]	“Eligible Holder” is defined under the Plan as any Person or Entity who, as of the Record Date, is (a) a Holder of a General Unsecured Claim (Class 3) against Tronox in excess of $250, and/or (b) a Holder of an Indirect Environmental Claims (Class 6) against Tronox in excess of $500; provided, in each case, that such Claim has been Allowed on or before the Rights Expiration Date; and provided further, that for Holders of Allowed Indirect Environmental Claims, their respective Allowed Claim for purposes of participation in the Rights Offering shall be limited to 50% of the amount of such Allowed Indirect Environmental Claim.

o	the right to 88% of proceeds of the Anadarko Litigation;

o	$270 million in Cash in the form of the Funded Environmental Amount;

o	the Environmental Trust Assets;

o	the Nevada Assets; and

o	the Environmental Insurance Assets, which include financial assurance assets worth at least $50 million.
•	Tort Claims will be satisfied exclusively from the Tort Claims Trust to be established on the Effective Date, which will be funded with the following consideration:
o	the right to 12% of proceeds of the Anadarko Litigation (together with the benefit of any other arrangements to be negotiated in good faith by the United States and representatives for holders of Tort Claims and to be set forth in the Anadarko Litigation Trust Agreement);

o	$12.5 million in Cash in the form of the Funded Tort Claims Trust Amount; and

o	the Tort Claims Insurance Assets, which include proceeds from certain insurance settlements.
4.	Allocation of Equity in Reorganized Tronox Among Unsecured Creditors
•	Holders of Allowed General Unsecured Claims against Tronox (which do not include Environmental Claims, Tort Claims, or Convenience Claims and will only include Indirect Environmental Claims to the extent described below) will receive:
o	their Pro Rata share of the GUC Pool, which consists of 50.9% of the New Common Stock to be issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan and exercise of the New Warrants;[6] and

o	their Pro Rata share of Rights to purchase up to 45.5% of the New Common Stock pursuant to the terms of the Rights Offering.
•	Holders of Allowed Indirect Environmental Claims (primarily private party, non-government environmental claims) will be separately classified so as to share recoveries with Holders of General Unsecured Claims and Tort Claims as follows:
o	50% of the amount of each Allowed Indirect Environmental Claim will be treated in accordance with the treatment provided to Class 3 General Unsecured Claims, and will receive its Pro Rata share of (i) New Common Stock allocated to the GUC Pool and (ii) Rights to participate in the Rights Offering; and

o	50% of the amount of each Allowed Indirect Environmental Claims will receive its Pro Rata share of the Tort Claims Trust Distributable Amount designated for such Claims.
•	The Plan also establishes a convenience class for (a) Allowed General Unsecured Claims in amounts equal to or below $250 and (b) 50% of Allowed Indirect Environmental Claims in amounts equal to or less than $500 (i.e. - Claims that will not be eligible to participate in the Rights Offering). Holders of these Claims will receive payment in cash equal to 89% of the amount of such Claims, which payments will be funded by the Backstop Parties through the purchase of the shares of New Common Stock to which the Holders of Convenience Claims would have otherwise been entitled. If a Holder of an Allowed General Unsecured Claim or Indirect Environmental Claim holds two or more Claims, one or more of which is in an amount

[6]	As further described in Article VII.A(vi), Tronox and other parties in interest are in ongoing discussions with the Equity Committee regarding the treatment of Equity Interests under the Plan. As a result of those negotiations, the value of the New Warrants offered to Class 8 Equity Interests may increase, which could dilute recoveries to holders of Class 3 and Class 6 Claims under the Plan.

less than $250 or $500 (as the case may be) but an aggregated total of its Claims would be greater than $250 or $500 (as the case may be) such Holder may elect to aggregate such claims for the purpose of participating in the Rights Offering.
5.	Cancellation of Old Equity Interests & Settlement Offer of New Warrants
•	Equity Interests in Tronox Incorporated will be cancelled. For settlement purposes, Holders of Equity Interests in Tronox Incorporated shall be entitled to vote on the Plan. If the class of Equity Interests votes in favor of the Plan, Holders of Equity Interests in Tronox Incorporated shall receive their Pro Rata share of the New Warrants to be issued on the Effective Date pursuant to the terms of the New Warrant Agreement, the form of which will be included in the Plan Supplement. The New Warrants will be convertible into 5% of the New Common Stock to be issued on the Effective Date based on a total enterprise value for Reorganized Tronox of $1.5 billion. If the class of Equity Interests votes to reject the Plan, no distributions will be made on account of Equity Interests in Tronox Incorporated.

As described in further detail in Article VII.A(vi) hereof, the Official Committee of Equity Security Holders disputes Tronox’s enterprise valuation and may contest confirmation of the Plan. Tronox and other parties in interest are in ongoing discussions with the Equity Committee regarding the treatment of Equity Interests under the Plan. As a result of those negotiations, the value of the New Warrants offered to Class 8 Equity Interests may increase, which could dilute recoveries to holders of Class 3 and Class 6 Claims under the Plan.
6.	Certain Conditions Precedent
•	The commitment of the Backstop Parties to fund the payments required by the Plan is subject to the terms and conditions set forth in the Equity Commitment Agreement. Among other things, the commitment will terminate if:
o	Tronox has not obtained committed exit financing or amended the Replacement DIP Agreement to provide for additional debt financing prior to entry of the Confirmation Order;

o	Any of the conditions set forth in section 8 of the Equity Commitment Agreement are breached or otherwise become incapable of satisfaction, as the case may be, including with respect to (a) certain minimum liquidity requirements, (b) the occurrence of a material adverse effect, (c) obtaining necessary approvals of the Environmental Claims Settlement Agreement and (d) caps on the amount of financing fees, Administrative Claims, Cure Claims, General Unsecured Claims and Indirect Environmental Claims;

o	The financial projections of Tronox are materially and adversely different from those set forth in the disclosure statement filed on July 7, 2010;

o	Tronox supports an alternative plan of reorganization, or if the Creditors’ Committee or the Government Environmental Entities no longer support the Plan; or

o	The Effective Date of the Plan has not occurred on or prior to December 31, 2010.
          Through the above referenced restructuring transactions, the Plan provides for a comprehensive resolution of Tronox’s legacy liabilities, preserves the going-concern value of Tronox’s businesses, maximizes creditor recoveries, provides for an equitable distribution of value among Tronox’s stakeholders and protects the jobs of approximately one thousand Tronox employees.
          E. Recovery Analysis
          In developing the Plan over the course of these chapter 11 cases, Tronox, together with professional advisors and principal representatives of their primary economic stakeholders, gave due consideration to various restructuring alternatives and engaged in extensive discussions and hard-fought and protracted multi-party negotiations regarding the terms of the Plan and the allocation of recoveries thereunder.

          With the assistance of its professional advisors, Tronox also conducted careful reviews of its current operations, prospects as an ongoing business, financial projections and the Business Plan developed by management, and estimated recoveries in a liquidation scenario. Consistent with the valuation and liquidation analyses prepared by Tronox with the assistance of its advisors (see Exhibits D and E attached hereto), Tronox believes that its businesses and assets have significant value that would not be realized in liquidation or through a forced sale, either in whole or in substantial part.
          Indeed, given the sheer magnitude of Claims against Tronox, after payment of the Replacement DIP Facility and other Secured Claims (which are secured by valid and perfected liens and require payment in full prior to any distributions to unsecured creditors), Tronox’s unencumbered assets are insufficient to satisfy non-priority Claims of its unsecured creditors who would receive minimal (if any) distributions in the absence of the settlement and consummation of the proposed Plan. As set forth in the Liquidation Analysis, outside of the proposed Plan, Holders of non-priority unsecured Claims would receive no distribution except from potential litigation recoveries (including the Anadarko Litigation).
          The recovery analysis is further impacted by the Environmental Claims asserted against Tronox as a result of historical activities at chemical, wood treatment, refining, coal, nuclear, offshore contract drilling, mining, waste disposal and other sites throughout the country. Federal, state, local, tribal and quasi-governmental agencies have filed more than 120 proofs of claim against Tronox asserting up to $10.5 billion in liabilities plus additional undetermined amounts. Although Tronox believes these Claims are overstated, the Environmental Claims unquestionably comprise the largest class of Claims in these chapter 11 cases — and are too large for Tronox to achieve confirmation of a plan of reorganization absent settlement or an extensive, complex and costly estimation process. Specifically:
•	The Environmental Claims relate to several different categories of sites throughout the country for which Tronox is asserted to have some form of liability, including (a) “owned” sites (sites that are currently operated, were previously operated or never operated by Tronox but previously operated by Old Kerr-McGee Corporation and/or New Kerr-McGee Corporation and transferred to Tronox as part of the Spinoff transactions); (b) “non-owned” sites (including sites never owned by Tronox but previously owned or operated by Old Kerr-McGee Corporation and/or New Kerr-McGee Corporation) and (c) contaminated off-site locations (never owned or operated by Tronox or Kerr-McGee entities but where contaminants allegedly may have migrated to or been disposed of by Tronox or Kerr-McGee entities). The range of potential liability varies based on facts specific to each site or type of site and whether and to what extent a liability may be discharged in bankruptcy.

•	As set forth below, Tronox’s present estimate of minimum future costs at the sites subject to the government proofs of claims range, in the aggregate, from $1.4 - $5.2 billion — placing their claims in excess of Tronox’s total enterprise value.[7]

•	In addition to massive general unsecured claims, the Government Environmental Entities have asserted various priority and/or administrative expense claims against Tronox, which the Bankruptcy Code requires to be paid in full in cash upon emergence. Tronox estimates that, within the claim range set forth above, its potential administrative expense exposure for clean-up and penalty costs at owned sites is in the range of $300 - 500 million. The government believes the amounts subject to priority or administrative expense status are higher. In any case, absent a settlement, Tronox could not secure financing to pay the administrative claims in full to emerge from bankruptcy.

[7]	Tronox is providing its range of estimates of the Environmental Claims asserted against these estates for plan settlement purposes only pursuant to Federal Rule of Evidence 408 and state law equivalents. This range reflects Tronox’s preliminary estimate based on its evaluation to date of future clean-up costs from 2010 forward associated with more than 2,800 sites that were transferred to Tronox through the Spinoff. These estimates are subject to change. Nothing herein shall prejudice the right of Tronox or any party in interest to assert any and all objections to, or defenses with respect to, any Environmental Claims.

•	Moreover, the Government Environmental Entities have rights to enforce clean-up and other remediation obligations against Tronox that may not be dischargeable in bankruptcy at all. As a result, if Tronox were unable to secure discharges of and/or releases from those obligations (by providing a meaningful source of funds to the environmental trusts and/or government agencies that will be responsible for those liabilities under the settlement), Reorganized Tronox would continue to be burdened by those liabilities post-bankruptcy, which would create an insurmountable obstacle to obtaining financing for the reorganized business.
               The settlement embodied in the Plan is the result of exhaustive efforts by the Government Environmental Parties and the parties to the Plan Support Agreement undertaken throughout the 19 months since Tronox filed for bankruptcy to work cooperatively and constructively towards a fair, equitable and feasible plan of reorganization for Tronox, taking into account the massive Claims against its estates, the limited sources of value available for distribution, the need for Tronox to emerge from chapter 11 free of its legacy environmental, tort and other liabilities, and the need to raise the right levels of debt and equity financing to effectuate a fresh start for its businesses.
               The following chart depicts the Claims and recoveries of Tronox’s creditors against the total distributable assets:
Notes:
(1) Estimated excess cash (net of $30 million in minimum operating cash).
(2) Funded through increase in Exit Facility, Rights Offering proceeds and balance sheet cash.
(3) Prior to dilution for Management Equity Plan and exercise of New Warrants.
(4) Indirect Environmental Claims allocated 50/50 to Tort Claims recovery pool and General Unsecured Claims pool.

          Ultimately, with the cash payments and other consideration called for under the Plan, the settling parties have agreed that protracted litigation related to claims estimation and distributable value is not in the best interest of creditors. Instead, the Plan fairly accommodates the needs of the environmental and tort claimants, maximizes recoveries to unsecured creditors and distributes the risk and reward of swings in the sources of Tronox’s distributable value fairly among its stakeholders, as follows:
•	Through the cash payments on account of the Environmental Claims and Tort Claims, Tronox’s legacy creditors are able to realize their negotiated share of the value of Reorganized Tronox right away, while assuming the risk or reward associated with potential future recoveries (if any) from the Anadarko Litigation;

•	Tronox’s unsecured creditors (except for holders of Tort Claims and Indirect Environmental Claims) are waiving any right to participate in contingent recoveries associated with the Anadarko Litigation (potentially one of the estates’ most valuable assets) and will instead receive their recovery in the form of equity in Reorganized Tronox, thereby assuming all of the risk and reward as to the ultimate value of Reorganized Tronox;

•	The Plan maximizes available recoveries for unsecured creditors by providing all such unsecured creditors (except for holders of Tort Claims and Convenience Claims) with valuable rights to purchase additional stock (based on a 17.6% discount to the Plan total enterprise value of Reorganized Tronox of $1,063 million) through participation in the Rights Offering. As such, the Plan is structured to allow unsecured creditors to improve their recoveries to the extent they contribute to a critical source of funding for the environmental and tort settlements that are necessary to realize the equity value in Reorganized Tronox.

•	At the same time, because the Backstop Parties have agreed (subject to the terms of the Equity Commitment Agreement) to backstop the $185 million Rights Offering, all parties can be certain that the cash needed to fund the settlement payments will be raised and unsecured creditors will, under all circumstances, own equity in Reorganized Tronox free of its substantial legacy liabilities (to the extent set forth in the Plan and related settlement documents).
          As reflected above, each of Tronox’s creditor constituents has made significant concessions and have agreed to support a Plan that does not provide any of them with a full recovery on account of their Claims (regardless of priority). Based on the clear facts of this case, therefore, Tronox and the settling parties do not believe there is any scenario in which current Equity Interests in Tronox Incorporated are entitled to a recovery. Nevertheless, in the interest of preserving the value associated with a swift emergence from chapter 11 and avoiding the cost of unnecessary litigation with out-of-the money equity holders, the Plan is structured to encourage Holders of Equity Interests in Tronox Incorporated to vote in favor of the Plan to receive the New Warrants, which will allow them to share in the ownership of Reorganized Tronox to the extent justified by movement in total enterprise value.
          Tronox believes that any alternative to Confirmation, such as an attempt by another party to file a competing plan, could result in significant delays, litigation and additional costs, and could negatively affect value by causing unnecessary uncertainty with Tronox’s key customer and supplier constituencies and employees, which could ultimately reduce the recoveries for all Holders of Allowed Claims and, if applicable, Equity Interests.

FOR ALL OF THESE REASONS AND THE OTHER REASONS
DESCRIBED IN THIS DISCLOSURE STATEMENT, TRONOX URGES YOU
TO RETURN YOUR BALLOT ACCEPTING THE PLAN BY THE VOTING DEADLINE.
          F. Treatment of Claims and Equity Interests under the Plan
          The Plan organizes Tronox’s creditor and equity constituencies into groups called “Classes.” For each Class, the Plan describes (a) the underlying “Claim” or “Equity Interest,” (b) the recovery available to the Holders of

Claims or Equity Interests in that Class under the Plan, (c) whether the Class is “Impaired” under the Plan, meaning that each Holder will receive less than full value on account of its Claim or Equity Interest or that the rights of Holders under law will be altered in some way (such as receiving stock instead of holding a Claim) and (d) the form of consideration (e.g., cash, stock or a combination thereof), if any, that such Holders will receive on account of their respective Claims or Equity Interests.
          The table below provides a summary of the classification, treatment and estimated recoveries of Claims and Equity Interests under the Plan. This information is provided in summary form below for illustrative purposes only, is subject to material change based on contingencies related to the claims reconciliation process, and is qualified in its entirety by reference to the provisions of the Plan. For a more detailed description of the treatment of Claims and Interests under the Plan, see section IV.B of this Disclosure Statement, entitled “Classification and Treatment of Claims and Equity Interests.”
THE ESTIMATED PROJECTED RECOVERIES SET FORTH IN THE TABLE
BELOW ARE ESTIMATES ONLY AND ARE THEREFORE SUBJECT TO CHANGE.
SUMMARY OF TREATMENT OF CLAIMS AND EQUITY INTERESTS AND ESTIMATED RECOVERIES

		Estimated	Estimated
		Aggregate	Value/Percent Recovery
Class	Treatment of Claims and Interests	Claims	Plan	Liquidation
Class 1: Priority Non-Tax Claims	Each Holder of an Allowed Class 1 Claim shall be paid in full in Cash on or as reasonably practicable after (i) the Effective Date, or (ii) the date on which such Priority Non-Tax Claim becomes Allowed.	$1 million	100%	100%

Class 2: Secured Claims	At the option of Tronox or Reorganized Tronox (with the reasonable consent of the Creditors’ Committee and Required Backstop Parties), each Holder of an Allowed Class 2 Claim shall receive one of the following treatments: (i) payment in full in Cash, including the payment of any interest required pursuant to section 506(b) of the Bankruptcy Code; (ii) delivery of the collateral securing such Allowed Class 2 Claim; or (iii) other treatment that renders such Allowed Class 2 Claim Unimpaired.	$1 million	100%	100%

Class 3: General Unsecured Claims (Including the Unsecured Notes Claim)	Holders of Allowed General Unsecured Claims will receive their Pro Rata Share of (i) the GUC Pool, which consists of 50.9% of the New Common Stock in Reorganized Tronox issued and outstanding as of the Effective Date (subject to dilution by shares issued in connection with the Management Equity Plan and the New Warrants) and (ii) Rights to purchase New Common Stock pursuant to the terms of the Rights Offering.	$445.6[8]	78-100%[9]	0%

[8]	Reflects estimate of total General Unsecured Claims after deducting 50% of estimated Indirect Environmental Claims (which amounts will share in recoveries to General Unsecured Claims).

[9]	Reflects recovery for General Unsecured Creditors that participate in the Rights Offering. General Unsecured Creditors who do not participate in the Rights Offering are expected to recover between 58-78% of their claims.

SUMMARY OF TREATMENT OF CLAIMS AND EQUITY INTERESTS AND ESTIMATED RECOVERIES

		Estimated	Estimated
		Aggregate	Value/Percent Recovery
Class	Treatment of Claims and Interests	Claims	Plan	Liquidation
Class 4: Tort Claims	Each Holder of a Tort Claim will receive a distribution from the applicable Tort Claims Trust in accordance with the Tort Claims Trust Distribution Procedures. The Tort Claims Trust will be funded on the Effective Date with (i) the right to 12% of the proceeds of the Anadarko Litigation, (ii) $12.5 million in Cash (the Funded Tort Claims Trust Amount) and (iii) the Tort Claims Insurance Assets. The sole recourse of Holders of Tort Claims shall be to the Tort Claims Trust and such Holders shall have no right at any time to assert Tort Claims against Reorganized Tronox.	$500 million - $1 billion[10]	At least $16.5 million + Unknown	0%

Class 5: Environmental Claims	Each Holder of an Environmental Claim shall be entitled to treatment of its Environmental Claim and receive such consideration as is provided in the Environmental Claims Settlement Agreement. On the Effective Date, the Environmental Response Trusts (or any other trusts as designated by the United States) and/or certain Government Environmental Entities will receive the following consideration: (i) the right to 88% of the proceeds of the Anadarko Litigation; (ii) $270 million in Cash (the Funded Environmental Amount); (iii) the Environmental Trust Assets; (iv) the Nevada Assets; and (v) the Environmental Insurance Assets.	$1.4 -5.2 billion[11]	At least $320 million + Unknown	—

[10]	Tronox is providing this range of estimates of the Tort Claims asserted against its estates for plan settlement purposes only pursuant to Federal Rule of Evidence 408 and state law equivalents. This range reflects Tronox’s preliminary estimate based on its evaluation of the Claims to date and input from representatives for Holders of Tort Claims based on the estimates used in the settlement negotiation process. These estimates are subject to change. Nothing herein shall prejudice the right of Tronox or any party in interest to assert any and all objections to, or defenses with respect to, any Tort Claims.

[11]	The aggregate estimates for the range of Environmental Claims set forth herein include approximately $300 to 500 million in Environmental Claims that Tronox believes would likely (a) be entitled to administrative priority or (b) otherwise represent costs associated with non-dischargeable obligations, together with an estimated $1.1 billion to $4.6 billion of general unsecured claims. Tronox is providing this range of estimates of the Environmental Claims asserted against its estates for plan settlement purposes only pursuant to Federal Rule of Evidence 408 and state law equivalents. This range reflects Tronox’s preliminary estimate based on its evaluation to date of future clean-up costs from 2010 forward associated with more than 2,800 sites that were transferred to Tronox through the Spinoff. These estimates are subject to change. Nothing herein shall prejudice Tronox’s right to assert any and all objections to, or defenses with respect to, any Environmental Claims.

SUMMARY OF TREATMENT OF CLAIMS AND EQUITY INTERESTS AND ESTIMATED RECOVERIES

		Estimated	Estimated
		Aggregate	Value/Percent Recovery
Class	Treatment of Claims and Interests	Claims	Plan	Liquidation
Class 6: Indirect Environmental Claims	Holders of Allowed Indirect Environmental Claims will have their Allowed Claims split for purposes of sharing in the distributions to Holders of General Unsecured Claims and Holders of Tort Claims as follows:	$50 million[12]	78-100% on 50% of Claim + Unknown	0%

•    50% of the amount of each Allowed Indirect Environmental Claim will be treated in accordance with the treatment provided to Class 3 General Unsecured Claims, and will receive its Pro Rata share of (i) New Common Stock allocated to the GUC Pool and (ii) Rights to participate in the Rights Offering; and

• 50% of the amount of each Allowed Indirect Environmental Claim will receive its Pro Rata share of up to 6.25% of the Tort Claims Trust Distributable Amount.

[12]	Estimated Claim amounts assume Tronox is successful in disallowing the vast majority of the Indirect Environmental Claims pursuant to section 502(e) of the Bankruptcy Code.

SUMMARY OF TREATMENT OF CLAIMS AND EQUITY INTERESTS AND ESTIMATED RECOVERIES

		Estimated	Estimated
		Aggregate	Value/Percent Recovery
Class	Treatment of Claims and Interests	Claims	Plan	Liquidation
Class 7: Convenience Claims	The Plan establishes a convenience class for (i) each Allowed General Unsecured Claim in an amount less than $250 and (ii) 50% of each Allowed Indirect Environmental Claim in an amount less than $500.	$25,000	89%	0%

	If a Holder of an Allowed General Unsecured Claim or Indirect Environmental Claim holds two or more Claims, one or more of which is in an amount less than $250 or $500 (as the case may be) but an aggregated total of its Claims would be greater than $250 or $500 (as the case may be), such Holder may elect to aggregate such Claims for the purpose of participating in the Rights Offering.

	On the later of the Effective Date and as soon as practicable after such Convenience Claim becomes Allowed, each Holder of an Allowed Convenience Claim shall receive payment in Cash of 89% of the amount of such Allowed Convenience Claim. Such payments shall be funded by the Backstop Parties through the purchase of the shares of New Common Stock to which the Holders of Convenience Claims would otherwise have been entitled, in lieu of receiving their Pro Rata share of New Common Stock.

Class 8: Equity Interests in Tronox Incorporated	On the Effective Date, all Equity Interests in Tronox Incorporated will be cancelled and of no further force or effect.	—	$1-4 million[13]	$0

	If Class 8 votes in favor of the Plan, each Holder of an Equity Interest in Tronox Incorporated will receive its Pro Rata share of New Warrants to be issued on the Effective Date.

	If Class 8 votes to reject the Plan, Holders of Equity Interests in Tronox Incorporated shall receive no distribution.
          Important Note Regarding Claim Estimates and Recoveries: The actual amount of Allowed Claims could be materially different from the “Estimated Aggregate Claims” amounts set forth in the table above, which could reduce the percentage recovery to each holder of an Allowed Claim. In particular, the above estimates do not reflect any anticipated Allowed Claims for Anadarko Petroleum Corporation and its affiliates and subsidiaries, including the entity now known as Kerr-McGee Corporation, which was formed in May 2001 (collectively referred to as “Anadarko”), which asserted claims are described in Article III.E of this Disclosure Statement. If Tronox is unsuccessful in prosecuting objections to any disputed claims, including the Anadarko Claims, and such disputed claims are determined to be Allowed Claims in Class 3 or Class 6 of the Plan, holders of such claims may be entitled to receive New Common Stock and/or the right to subscribe for their pro rata share of New Common Stock offered

[13]	Tronox’s estimate is based upon a Black-Scholes methodology and assumes a 2-year term.

in connection with the Rights Offering, which could significantly dilute the anticipated recoveries to certain classes of creditors under the Plan. With respect to Anadarko, determinations regarding the Allowed amount and/or classification of its claims may be made after the Rights Expiration Date and even after the Effective Date and could, therefore, dilute the percentage ownership of Reorganized Tronox received by certain holders of Allowed Claims on the Effective Date. Please refer to Article III.E of this Disclosure Statement for further information regarding Anadarko’s asserted claims.
          G. Voting on the Plan.14

THIS DISCUSSION OF THE SOLICITATION AND VOTING PROCESS IS
ONLY A SUMMARY. PLEASE REFER TO THE SOLICITATION PROCEDURES
ORDER ATTACHED AS EXHIBIT B HERETO FOR A MORE COMPREHENSIVE
DESCRIPTION OF THE SOLICITATION AND VOTING PROCESS.
               (i) Holders of Claims and Equity Interests Entitled to Vote on the Plan
          Under the provisions of the Bankruptcy Code, not all holders of claims against and equity interests in a debtor are entitled to vote on a chapter 11 plan. Tronox is soliciting votes to accept or reject the Plan only from Holders of Claims in Classes 3, 4, 5, 6 and 7 and, for settlement purposes only, Equity Interests in Class 8 (collectively, the “Voting Classes”). The Holders of Claims and Equity Interests in the Voting Classes are Impaired under the Plan and may receive a distribution under the Plan. Accordingly, Holders of Claims and Equity Interests in the Voting Classes have the right to vote to accept or reject the Plan. Tronox is not soliciting votes from Holders of Unimpaired Claims in Classes 1 and 2 because those Holders are conclusively presumed or are otherwise deemed to have accepted the Plan.
          If you believe that your Claim against Tronox has been placed in the wrong Class or misclassified as a non-voting Claim, then you must file with the Bankruptcy Court and serve each of counsel for Tronox and the Creditors’ Committee with a motion for an order, pursuant to Bankruptcy Rule 3018(a), temporarily allowing your Claim in a different Class for purposes of voting to accept or reject the Plan, on or before October 15, 2010 at 4:00 p.m. (ET). If you and Tronox are unable to consensually resolve any such dispute, a hearing will be scheduled before the Bankruptcy Court on such dispute.
               (ii) Voting Record Date
          The Record Date is 5:00 p.m. Pacific Time on September 22, 2010. The Record Date is the date on which it will be determined which Holders of Claims and Equity Interests in the Voting Classes are entitled to vote to accept or reject the Plan and whether Claims and Equity Interests have been properly assigned or transferred under Bankruptcy Rule 3001(e) such that an assignee can vote as the Holder of a Claim or Equity Interest.
               (iii) Voting on the Plan
          The Voting Deadline is 5:00 p.m. Pacific Time on November 5, 2010. To be counted as votes to accept or reject the Plan, all Ballots must be properly executed, completed and delivered (either by using the return envelope provided, by first class mail, overnight courier or personal delivery) so that they are actually received on or before the Voting Deadline by the Notice and Claims Agent as follows:

[14]	Capitalized terms in section I.F of this Disclosure Statement that are not otherwise defined shall have the meaning ascribed to them in the Solicitation Procedures Order (and any exhibits thereto).

DELIVERY OF BALLOTS

Ballots must be actually received by the Notice and Claims Agent by the Voting Deadline of 5:00 p.m. (Pacific
Time) on November 5, 2010 at the following address:
Kurtzman Carson Consultants LLC
Attn: Tronox Incorporated Balloting
2335 Alaska Avenue
El Segundo, CA 90245
If you received an envelope addressed to your nominee, please allow enough time when you return your ballot for your nominee to cast your vote on a Ballot or Master Ballot before the Voting Deadline.
If you have any questions on the procedure for voting on the Plan, please call the Notice and Claims Agent at the following telephone number:
(866) 967-0675
               (iv) Ballots Not Counted
          No Ballot will be counted toward Confirmation if, among other things: (a) it is illegible or contains insufficient information to permit the identification of the Holder of the Claim or Equity Interest; (b) it was transmitted by facsimile or other electronic means; (c) it was cast by an entity that is not entitled to vote on the Plan; (d) it was cast for a Claim listed in the Schedules as contingent, unliquidated or disputed for which the applicable bar date has passed and no Proof of Claim was timely filed; (e) it was cast for a Claim that is subject to an objection pending as of the Record Date (unless temporarily allowed in accordance with the Solicitation Procedures Order); (f) it was sent to the Tronox, Tronox’s agents or representatives (other than the Notice and Claims Agent), an indenture trustee or Tronox’s financial or legal advisors instead of to the Notice and Claims Agent; (g) it is unsigned; or (h) it is not marked to either accept or reject the Plan or it is marked both to accept and reject the Plan. Please refer to the Solicitation Procedures Order for additional requirements with respect to voting to accept or reject the Plan.

IF YOU HAVE ANY QUESTIONS ABOUT THE SOLICITATION OR
VOTING PROCESS, PLEASE CONTACT THE NOTICE AND CLAIMS AGENT.
ANY BALLOT RECEIVED AFTER THE VOTING DEADLINE OR OTHERWISE NOT IN
COMPLIANCE WITH THE SOLICITATION PROCEDURES ORDER WILL NOT BE COUNTED.
          H. Additional Plan-Related Documents
               (i) The Plan Supplement
          Tronox will file the Plan Supplement, in form reasonably satisfactory to the Creditors’ Committee, the Required Backstop Parties (or, if applicable under the terms of the Equity Commitment Agreement, the Backstop Parties) and the United States, with the Bankruptcy Court no later than 14 days before the Voting Deadline (or such later date as may be approved by the Bankruptcy Court). Tronox will file the Plan Supplement(s) with the Court and post a notice on its case website (www.kccllc.net/tronox) that will (i) inform parties that the Plan Supplement was filed, (ii) list the information included therein and (iii) explain how copies of the Plan Supplement may be obtained. The Plan Supplement will include:
•	the form (or execution version of) the Environmental Claims Settlement Agreement and related exhibits, including the form of the Environmental Response Trust Agreements;

•	the list of Owned Sites to be transferred to the Environmental Response Trusts and the list of Other Sites covered by the Environmental Claims Settlement Agreement;

•	the form of the Anadarko Litigation Trust Agreement;

•	the form of the Tort Claims Trust Agreement and Tort Claims Trust Distribution Procedures;

•	the form of the Exit Credit Agreement;

•	the form of New Warrant Agreement;

•	the amended and restated organizational documents for Reorganized Tronox Incorporated;

•	to the extent known, the identity of members of the New Board, as well as the nature and amount of compensation for any member of the New Board who is an insider under section 101(31) of the Bankruptcy Code;

•	the terms of the New Management Agreements, Management Equity Plan and Management 2010 Bonus Plan;

•	the Registration Rights Agreement; and

•	the Assumed Executory Contract and Unexpired Lease List.
                   (ii) The Assumed Executory Contract and Unexpired Lease List
          On or before the Record Date, Tronox filed one or more notices designating certain Executory Contracts and Unexpired Leases for assumption (and assignment, where applicable) in connection with the Plan, together with proposed cure amounts for voting purposes only, if any, in connection therewith. Tronox (or its assignee) will continue to perform on assumed contracts or leases from and after the Effective Date. In addition, on or before the Record Date, Tronox filed one or more motions requesting authority to reject Executory Contracts and/or Unexpired Leases that are not necessary to Reorganized Tronox’s businesses. Counterparties to such contracts and leases shall have 30 days from the rejection of such contract or lease to file a Proof of Claim with respect to such rejection. As of the Effective Date, any Executory Contracts and Unexpired Leases not identified for assumption in the Assumed Executory Contract and Unexpired Lease List will be deemed rejected.
          Tronox will file a comprehensive schedule with the Bankruptcy Court as part of the Plan Supplement listing all of the Executory Contracts and Unexpired Leases Tronox intends to assume pursuant to Article V of the Plan (the “Assumed Executory Contract and Unexpired Lease List”), which will include all Executory Contracts previously designated for assumption. On the date of filing of the Assumed Executory Contract and Unexpired Lease List or as soon as practicable thereafter, with the assistance of the Notice and Claims Agent, Tronox will serve a notice of filing upon each non-debtor counterparty to any listed Executory Contracts or Unexpired Leases.
          Any counterparty to an Executory Contract or Unexpired Lease who fails to timely file and serve an objection to the proposed treatment of such Executory Contract or Unexpired Lease in accordance with the notice received regarding Tronox’s intent to assume, or motion to reject, as the case may be, will be deemed to have consented to the assumption, assignment or rejection of that party’s Executory Contract or Unexpired Lease by Tronox in accordance with Article V of the Plan.
          I. Confirmation and Consummation of the Plan
                   (i) Plan Objection Deadline
          The Plan Objection Deadline is 4:00 p.m. Eastern Time on November 5, 2010. This means that written objections to Confirmation, if any, that conform to the applicable provisions of the Solicitation Procedures Order, the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules must be filed, together with a proof of service, with the Bankruptcy Court and served so as to be actually received on or before the Plan Objection Deadline by the following parties:
•	Counsel to Tronox: Kirkland & Ellis LLP, Attn: Jonathan S. Henes, Esq., Patrick J. Nash, Jr., Esq., and Nicole L. Greenblatt, Esq., 601 Lexington Avenue, New York, New York 10022;

•	Counsel to the Creditors’ Committee: Paul, Weiss, Rifkind, Wharton & Garrison LLP, Attn: Brian S. Hermann, Esq. and Elizabeth McColm, Esq., 1285 Avenue of the Americas, New York, New York, 10019;

•	United States: Office of the United States Attorney for the Southern District of New York, Attn: Robert Yalen, Esq. and Tomoko Onozawa, Esq., 86 Chambers Street, 3rd Floor, New York, New York 10007;

•	Counsel to the Postpetition Secured Lenders: Latham & Watkins LLP, Attn: Richard A. Levy, Esq., 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606;

•	Counsel to the Equity Committee: Pillsbury Winthrop Shaw Pittman LLP, Attn: Craig A. Barbarosh, Esq., David A. Crichlow, Esq. and Karen B. Dine, Esq., 1540 Broadway, New York, New York 10036;

•	Office of the United States Trustee: Attn: Susan D. Golden, Esq.; 33 Whitehall Street, 21st Floor, New York, New York 10004; and

•	Counsel to the Backstop Parties: Milbank, Tweed, Hadley & McCloy, LLP, Attn: Thomas C. Janson, Esq. and Robert C. Shenfeld, Esq., One Chase Manhattan Plaza, New York, New York 10005.
                  (ii) Confirmation Hearing
          The Confirmation Hearing will commence at 11:00 a.m. Eastern Time on November 17, 2010. The Confirmation Hearing will be held before the Honorable Allan L. Gropper in the Bankruptcy Court, Room 617, One Bowling Green, New York, New York 10004-1408. At least 25 days before the Plan Objection Deadline, Tronox will (a) serve the Confirmation Hearing Notice upon all known creditors of Tronox and (b) publish the Confirmation Hearing Notice in The Oklahoman the national edition of The Wall Street Journal, which will contain, among other things, details regarding voting on and objecting to Confirmation, including the Voting Deadline and the Plan Objection Deadline, and the date, time and location of the Confirmation Hearing. The Confirmation Hearing Notice will also be posted on Tronox’s restructuring website (http://www.kccllc.net/tronox). The Confirmation Hearing may be adjourned from time to time without further notice except for an announcement of the adjourned date made before or at the Confirmation Hearing or any adjournment thereof.
                  (iii) Effect of Confirmation and Consummation of the Plan
          Following Confirmation, subject to Article IX of the Plan, the Plan will be consummated on the Effective Date. Among other things, on the Effective Date, certain release, injunction, exculpation and discharge provisions set forth in Article VIII of the Plan will become effective. As such, it is important to read the provisions contained in Article VIII of the Plan very carefully so that you understand how Confirmation and Consummation of the Plan – which effectuates such provisions – will affect you and any Claim you may hold against Tronox so that you cast your vote accordingly. The releases described in Article VIII of the Plan provide that Holders of Claims and Equity Interests are bound by the releases described therein, regardless of whether the Holder of such Claim or Equity Interest votes to accept or reject the Plan. Further discussion of the releases contemplated in the Plan is provided in section IV of this Disclosure Statement.

THE PLAN WILL BIND ALL HOLDERS OF CLAIMS AGAINST, AND EQUITY INTERESTS IN,
TRONOX TO THE FULLEST EXTENT AUTHORIZED OR PROVIDED UNDER THE BANKRUPTCY
CODE, INCLUDING SECTIONS 524 AND 1141 THEREOF, AND BY ALL OTHER APPLICABLE LAW

II. TRONOX’S BUSINESS AND HISTORY
          A. Company Overview
          Tronox Incorporated (“Tronox Inc.”), a Delaware corporation based in Oklahoma City, Oklahoma, was formed on May 17, 2005 and, upon an initial public offering, became a publicly traded company in November 2005. Tronox is a multinational organization that manufactures and markets titanium dioxide and electrolytic and other specialty chemicals. Tronox has approximately 1,100 customers located in more than 90 countries. For the fiscal year ending 2009, Tronox’s net sales totaled approximately $1.1 billion. Until September 30, 2008, Tronox Inc. was publicly traded on the New York Stock Exchange under the symbols TRX and TRX.B. Since then, Tronox Inc. has traded on the Pink Sheets and now trades under the symbols TRXAQ.PK and TRXBQ.PK. As of December 31, 2009, Tronox Inc. had 18,487,348 outstanding shares of class A common stock and 22,889,431 outstanding shares of class B common stock.
          B. Tronox’s Business Operations15
          Tronox’s business consists of two business lines, namely the pigments business line and the electrolytic and specialty chemicals business line.
               (i) Pigments
          In 2009, Tronox’s pigments business line represented approximately 88% of Tronox’s net sales globally. Tronox’s pigment business line consists primarily of its titanium dioxide business, which includes heavy mineral production at Tronox’s Western Australian joint venture (the “Tiwest Joint Venture”).
          Tronox’s main product is titanium dioxide pigment, which creates whiteness, brightness and opacity in consumer products such as paint, paper, plastic and certain specialty products. Tronox believes that it is currently the world’s fifth-largest producer and marketer of titanium dioxide. It has an approximate 9% share of the global titanium dioxide market with an annual global production capacity of 425,000 metric tonnes. The global titanium dioxide market presently has approximately $10 billion in industry-wide annual revenue and an annual capacity exceeding five million metric tonnes. Tronox is one of five major titanium dioxide producers that collectively accounted for approximately 60% of worldwide titanium dioxide production in 2008.16
                    (a) The Pigment End-Use Market
          Titanium dioxide is used in three main types of consumer products: (a) coatings; (b) plastics; and (c) paper and specialty products. The largest of these end-use markets is coatings, which includes residential, commercial, automotive and traffic paints. Coatings accounts for approximately 61% of worldwide titanium dioxide demand and comprised approximately 73% of Tronox’s global sales volume in 2009.
          The plastics market accounts for approximately 24% of titanium dioxide demand and comprised approximately 22% of Tronox’s global sales volume in 2009. Products in this market include polyvinyl chloride

[15]	Data supplied in this section (a) excludes Tronox’s Uerdingen, Germany facility, which is currently involved in German insolvency proceedings under the control of the German insolvency administrator, and thus control of which will not be retained by Reorganized Tronox (although Tronox will retain the equity of the entity holding the Uerdingen facility); (b) includes eight months of operations of Tronox’s Savannah, Georgia pigment facility for 2009, which is no longer in operation and will not be retained by Reorganized Tronox; and (c) includes 100% of the capacity of Tronox’s Kwinana facility at the Tiwest Joint Venture, in which Tronox has an undivided 50% interest.

[16]	The other major titanium dioxide producers include E.I. duPont de Nemours and Company, National Titanium Dioxide Company Ltd. (Cristal), Huntsman Corporation and Kronos Worldwide, Inc.

products such as vinyl siding and fencing, plastic films used in food packaging, and engineering plastics used in computer housings and cell phone cases.
          The paper and specialty products markets account for approximately 15% of titanium dioxide demand and comprised approximately 5% of Tronox’s global sales volume in 2009. Products in the paper and specialty products market include beverage container packaging, wallboard, ink for various food containers and sunscreen and other body care products.
          In 2009, the global consumption level was approximately 4.5 million metric tonnes.
                    (b) Tronox’s Pigment Operations
          Tronox operates titanium dioxide production facilities in North America, Europe and Australia. In the U.S., Tronox operates one 225,000 metric tonne capacity facility in Hamilton, Mississippi. Tronox also operates two facilities abroad: a 90,000 metric tonne capacity facility in Botlek, The Netherlands and a 110,000 metric tonne capacity facility that is operated as a joint venture in Western Australia. In the last three quarters of 2009, Tronox operated these facilities in excess of 95% of total rated capacity.
          The Tiwest Joint Venture includes a titanium dioxide plant in Kwinana, Western Australia, a mining venture in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility in Chandala, Western Australia. Tronox, through its subsidiary Tronox Western Australia Pty. Ltd. (“TWA”), has a 50% undivided interest in the assets of the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd., a subsidiary of Exxaro Resources Limited. Under separate marketing agreements, Tronox has the right to market 100% of the titanium dioxide produced at the Kwinana facility. Tronox currently is implementing an expansion project at the Kwinana plant that will increase the plant’s capacity to 150,000 metric tonnes.
          All of Tronox’s gross titanium dioxide production capacity utilizes a chloride manufacturing process to produce pigment from titanium-bearing ores. This chloride process is superior to the traditional sulfate process because it produces a higher quality pigment, particularly with regard to whiteness, and has other desirable characteristics that many customers prefer for many end-use applications. In addition, the chloride process generates less waste, uses less energy, requires less labor and allows Tronox to recycle a major processing chemical (chlorine), all of which results in lower overall production costs and can result in a lower carbon footprint for our customers. Tronox is one of a limited number of titanium dioxide producers that holds proprietary rights to a chloride manufacturing process.
               (ii) Electrolytic and Specialty Chemicals
          In addition to its pigments business line, Tronox has smaller operations that manufacture and market three types of electrolytic and specialty chemical products: electrolytic manganese dioxide for the manufacture of batteries and lithium manganese dioxide for rechargeable batteries; sodium chlorate for pulp and paper manufacture; and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries. The electrolytic and specialty chemicals business lines represented an aggregate total of approximately 12% of Tronox’s net sales in 2009.
                    (a) The Battery Market and Operations
          Tronox is a leading manufacturer and supplier of electrolytic manganese dioxide (“EMD”), which is the active cathode material used in non-rechargeable alkaline batteries. The domestic non-rechargeable battery market, of which Tronox has an estimated 41% market share, is dominated by alkaline battery technology. Tronox has the capacity to produce approximately 27,000 tonnes of EMD at the Henderson Business.
          Tronox also is a leading manufacturer and supplier of lithium manganese dioxide (“LMO”), which is one of the active cathode materials used in rechargeable lithium batteries used in high-power applications such as power tools and hybrid electric vehicles. Tronox has the capacity to manufacture approximately 720 metric tonnes of LMO.

                    (b) The Sodium Chlorate Market and Operations
          Tronox also produces sodium chlorate for use in the pulp and paper industry as a bleaching agent. Tronox produces sodium chlorate at a 150,000 metric tonne capacity facility in Hamilton, Mississippi. This capacity represents an estimated 10% of the total North American sodium chlorate capacity.
                    (c) The Boron Market and Operations
          Tronox produces two types of boron specialty products: boron trichloride and elemental boron. Boron trichloride is a specialty chemical gas that is used in a range of consumer products including pharmaceuticals, semi-conductors, fibers, ceramics and epoxies. Elemental boron is a specialty chemical that is used in igniter formulas. Tronox produces these boron compounds at an approximately 525 metric tonne capacity facility in Henderson, Nevada. This capacity represents a leading market share for both boron specialty products.
          C. Tronox’s Corporate History17
          On March 30, 2006, Tronox’s former parent, New Kerr-McGee (defined below), spun-off its remaining interests in Tronox (the “Spinoff”). The entity originally known as Kerr-McGee Corporation (“Old Kerr-McGee”) was founded in 1929 as an oil and gas exploration company. In 1945, Old Kerr-McGee entered the oil refining business. Several years later, Old Kerr-McGee began expanding into various other energy-related businesses. In 1952, Old Kerr-McGee entered the uranium exploration, mining and milling industry. In the 1950s, Old Kerr-McGee also expanded into service station operations and potash mining. During the early 1960s, Old Kerr-McGee entered the forest products business. In 1967, Old Kerr-McGee began to manufacture and market a variety of ammonium perchlorate chemicals such as fertilizers, potash, boron, titanium dioxide, sodium chlorate and manganese. That same year, Old Kerr-McGee started construction of its first coal mine shaft in Stigler, Oklahoma. In the 1970s, Old Kerr-McGee also became involved in additional aspects of the nuclear industry.
          By approximately 2000, Old Kerr-McGee had sold or discontinued many of these historic business operations (collectively, the “Legacy Businesses”), leaving it with two core operating businesses: oil and gas exploration and production (the “Oil & Gas Business”) and chemicals (the “Chemicals Business”). Although the majority of the Legacy Businesses had been sold or discontinued, Old Kerr-McGee remained responsible for various environmental, tort, workers’ compensation and post-employment pension, medical and other benefit liabilities related to the Legacy Businesses (the “Legacy Liabilities”).
          In 2001, Old Kerr-McGee implemented a new holding company structure in connection with its acquisition of HS Resources, Inc. (“HS Resources”), an oil and gas exploration and production company. A new ultimate parent company was created that was named Kerr-McGee Corporation (“New Kerr-McGee”) and Old Kerr-McGee was renamed Kerr-McGee Operating Corporation (“Kerr-McGee Operating”).
          In early 2002, New Kerr-McGee commenced an internal reorganization known as “Project Focus.” Through a series of internal mergers, stock and asset transfers and other reorganizations, all of New Kerr-McGee’s exploration and production businesses became subsidiaries of Kerr-McGee Oil & Gas Corporation (“KMG Oil & Gas”) (an indirect subsidiary of New Kerr-McGee), while the Chemicals Business (along with the Legacy Businesses and Legacy Liabilities) remained with Kerr-McGee Operating (a separate indirect subsidiary of New

[17]	Tronox and Anadarko have different views of the facts concerning Tronox’s corporate history, which are being litigated in the Anadarko Litigation. Tronox and Anadarko have agreed that the facts set forth in this section are appropriate to include in this Disclosure Statement while reserving their respective rights to challenge these facts or the significance of these facts in connection with the Anadarko Litigation. Tronox and Anadarko further agree that the inclusion of these agreed facts in the Disclosure Statement shall not be deemed an admission by either party in connection with the Anadarko Litigation.

Kerr-McGee), which subsequently became known as Kerr-McGee Chemical Worldwide LLC (“Chemical Worldwide”).
               (i) The Spinoff of the Chemicals Business
          In 2005, New Kerr-McGee commenced a dual-path process to either sell or spinoff Chemical Worldwide. New Kerr-McGee conducted a sale process and engaged in extensive negotiations with one potential purchaser of Chemical Worldwide: Apollo Management, L.P. (“Apollo”). New Kerr-McGee and Apollo, however, were unable to reach a deal.
          Consistent with the dual-track strategy, New Kerr-McGee also was preparing for a spinoff of Chemical Worldwide. On May 17, 2005, New Kerr-McGee created NewCo Chemical. On September 12, 2005, New Kerr-McGee renamed this entity Tronox Incorporated. On October 5, 2005, New Kerr-McGee’s Board of Directors elected to pursue only a spinoff of Chemical Worldwide. The Spinoff was to be achieved in two steps. First, New Kerr-McGee would conduct an initial public offering (“IPO”) of Tronox’s class A common stock, which constituted approximately 43% of New Kerr-McGee’s ownership stake in Tronox. Second, New Kerr-McGee would distribute its remaining approximately 57% ownership interest in Tronox (which consisted of shares that had been converted to class B shares) to New Kerr-McGee’s shareholders.
          The terms of the Spinoff were set out in the Master Separation Agreement (the “MSA”) and a number of related agreements (collectively, the “Spinoff Agreements”), which governed the Spinoff and the business relationships among the companies following the Spinoff. Among other things, pursuant to the MSA, New Kerr-McGee received 22,889,431 of class B shares in Tronox Inc., and approximately $787.8 million from Tronox Inc., including the net proceeds from the IPO and debt that Tronox incurred in connection with the Spinoff. In return, New Kerr-McGee, among other things, caused 100% of its ownership interests in Chemical Worldwide (which became known as Tronox Worldwide LLC) to be transferred, assigned and conveyed to Tronox Inc., and, as discussed below, became obligated to reimburse Tronox for up to $100 million for certain environmental remediation costs. Pursuant to the MSA, on November 28, 2005, New Kerr-McGee completed an IPO of approximately 17.5 million shares of Tronox Inc. class A common stock.
          On March 8, 2006, New Kerr-McGee’s board of directors approved the distribution of its remaining Tronox shares (which consisted of class B shares) to New Kerr-McGee’s shareholders. On March 30, 2006, the shares were distributed to these shareholders.
               (ii) Anadarko Acquired New Kerr-McGee
          On August 10, 2006, New Kerr-McGee’s shareholders approved an offer by Anadarko Petroleum Corporation (“Anadarko”) to acquire New Kerr-McGee for $16.4 billion in cash and the assumption of $1.6 billion in debt. New Kerr-McGee became and remains a wholly-owned subsidiary of Anadarko.
               (iii) The Legacy Liabilities
          The Legacy Liabilities include: (a) environmental remediation and cleanup at allegedly contaminated sites (both owned and non-owned) of the Legacy Businesses; (b) defense of tort suits brought by third parties arising from alleged hazardous releases and contamination related to the Legacy Businesses; and (c) welfare, benefit and pension obligations.
                    (a) Environmental Legacy Liabilities
          Tronox is responsible pursuant to the Spinoff Agreements for current and future environmental monitoring, cleanup and remediation liabilities at more than 2,800 properties (both owned and non-owned) related to the Legacy Businesses and located throughout the United States. These include, among other things, liabilities related to creosote, agricultural chemical, mining, waste disposal and service station sites. Under the MSA, New Kerr-McGee agreed to reimburse Tronox for certain future environmental remediation costs related to these sites subject to certain conditions. In general, New Kerr-McGee was obligated to reimburse Tronox for 50% of qualifying remediation costs associated with sites for which no reserve had been established or for sites where such costs exceeded the reserve established by New Kerr-McGee under the MSA. The reimbursement obligation was limited to a maximum of $100 million for qualifying remediation costs incurred within the seven-year period following the execution of the MSA. New Kerr-McGee has reimbursed Tronox approximately $4 million under this provision. Since the IPO, Tronox has spent approximately $188 million on environmental remediation costs. Over time, Tronox has been reimbursed for approximately $80 million of these costs from various third parties.
                    (b) Tort Legacy Liabilities
          Tronox is responsible pursuant to the Spinoff Agreements for third-party tort liability related to the alleged release of hazardous materials by the Legacy Businesses. New Kerr-McGee has no obligation to reimburse Tronox with respect to these tort liabilities. As of the Petition Date, Tronox was defending over 240 tort suits filed by thousands of plaintiffs related to a variety of hazardous materials that were allegedly released by the Legacy Businesses, including creosote, benzene, low-level radioactive substances and asbestos. Tronox has spent approximately $25 million (net of reimbursements) managing these lawsuits since the IPO.
                    (c) Retiree and Employee Benefit Legacy Liabilities
          In conjunction with the Spinoff, Tronox assumed responsibility for retirement and other employee benefit liabilities pursuant to the terms of an Employee Benefits Agreement (the “EBA”), which provided approximately $450 million in qualified plan assets to Tronox. Tronox Incorporated sponsored specific employee and retiree benefit plans for the employees and retirees allocated to it during the Spinoff. These programs included defined benefit and retiree medical and life insurance plans.
          Under the EBA, Tronox was prohibited from modifying retiree health and life insurance plans for the first three years following the Spinoff. On April 1, 2009, Tronox modified certain retiree medical benefits in accordance with the documents governing such benefits, to provide that covered retirees would pay a greater share of the policy premium for their health coverage. These modifications have resulted in approximately $78,000 per month in savings and the elimination of an estimated $100 million in future liability. On May 1, 2010, Tronox terminated its retiree life insurance program in accordance with the documents governing such benefits. This change has saved Tronox approximately $58,000 per month to date, for a projected annual savings of approximately $700,000.
          D. Tronox’s Prepetition Capital Structure
          On the Petition Date, Tronox’s indebtedness included the following: (a) $450 million in senior secured credit, comprised of a revolver and a term loan (as amended, the “Prepetition Facilities”); and (b) $350 million in aggregate principal amount of senior unsecured notes (as exchanged, the “Unsecured Notes”). In addition, certain of the Debtors were parties to a $75 million accounts receivables securitization program (as amended, the “Receivables Securitization”). The following chart summarizes Tronox’s prepetition indebtedness:

			Outstanding
			Amount on the
Financing	Original Amount		Petition Date		Maturity Date	Security
Revolver	$250	million	$109.8	million	Nov. 28, 2010	Secured

Term Loan	$200	million	$103.0	million	Nov. 28, 2011	Secured

Receivables Securitization	$75	million	$75	million	N/A	Secured

Unsecured Notes	$350	million	$350.0	million	Nov. 28, 2012	Unsecured

                    (a) The Secured Debt Facility
          Tronox’s Prepetition Facilities consisted of a $250 million five-year multicurrency revolver (the “Revolver”) due November 28, 2010 and a $200 million six-year term loan (the “Term Loan”) due November 28, 2011. As of the Petition Date, $212.8 million was outstanding under the Prepetition Facilities. This balance included $109.8 million outstanding on the Revolver and $103.0 million outstanding on the Term Loan. As of the Petition Date, Tronox also had outstanding letters of credit in the face amount of approximately $80 million. As described below, all outstanding amounts under the Prepetition Facilities were paid in full using the proceeds of the Replacement DIP Facility.
                    (b) The Unsecured Notes
          The 9.5% Unsecured Notes were issued by two wholly owned subsidiaries of Tronox Inc. in a private offering at the time of the Spinoff. The Unsecured Notes are governed by that certain Indenture, dated as of November 21, 2005, by and among Tronox Worldwide and Tronox Finance Corp. as issuers, Tronox Inc. and certain domestic subsidiaries thereof as guarantors, and Citibank, N.A., as trustee18 (the “Indenture”). The stated maturity date of the Unsecured Notes is December 1, 2012.
          In the second quarter of 2006, Tronox registered the Unsecured Notes with the SEC and subsequently completed an exchange of all Unsecured Notes and related guarantees for publicly traded notes and guarantees having substantially identical terms on July 14, 2006. As exchanged, the Unsecured Notes are guaranteed by the material direct and indirect wholly owned subsidiaries of Tronox Worldwide and Tronox Finance Corp.
          Under the Indenture, the issuers are required to make interest payments on June 1 and December 1 of each year during the term of the notes. As of the Petition Date, Tronox had been in default under the Notes Indenture since December 31, 2008 on account of Tronox’s failure to make the December 1, 2008 interest payment. No action was taken by the holders of the Unsecured Notes with respect to this default prior to the filing of the Chapter 11 Cases.
          As of the Petition Date, the outstanding principal amount plus accrued interest on the Unsecured Notes was approximately $370.6 million.
                    (c) The Receivables Securitization
          In the fall of 2007, certain Tronox subsidiaries entered into the Receivables Securitization Facility with ABN AMRO Bank N.V. (“ABN”) to provide them with additional liquidity. The Receivables Securitization was evidenced primarily by a sale agreement, dated as of September 26, 2007, among Tronox Funding LLC (“Tronox Funding”), as seller, Tronox Worldwide, as initial collection agent, The Royal Bank of Scotland plc (“RBS”), the successor in interest to ABN, as agent and committed purchaser and Amsterdam Funding Corporation (“Amsterdam”), as conduit purchaser (as amended, the “Receivables Sale Agreement”). Pursuant to the Receivables Sale Agreement and related documentation, receivables generated by two of Tronox’s domestic debtor subsidiaries, Tronox Pigments (Savannah) Inc. and Tronox LLC, were continuously sold to Tronox Funding, a special purpose, bankruptcy remote Tronox affiliate that is wholly owned by Tronox Inc. Upon receipt of such receivables, Tronox Funding sold ownership interests in the receivables to RBS. RBS funded its purchase by either providing new cash to Tronox Funding or releasing collections to Tronox Funding from previously conveyed receivables. Tronox Incorporated was a guarantor of the performance of certain obligations owed under the Receivables Securitization. The outstanding amounts of the Receivables Securitization Facility were repurchased in full using the proceeds of the Original DIP Facility.

[18]	Wilmington Trust Corporation has replaced Citibank, N.A. as trustee under the Indenture.

          E. Tronox’s Organizational Structure
          The chart on the following page generally depicts Tronox’s prepetition organizational and capital structure. Except for Tronox Incorporated, Tronox Funding LLC and Tronox Finance Corp. (each of which were formed at or after the Spinoff for the specific purposes described above), each of the entities in Tronox’s current organizational structure are direct former Kerr-McGee entities.

Tronox Incorporated Corporate and Capital Structure Chart

     F. Events that Led to the Chapter 11 Cases
     As described above, since the Spinoff, Tronox has spent more than $188 million to satisfy certain of the Legacy Liabilities. From Tronox’s inception, the Legacy Liabilities have consumed a significant portion of the cash generated by Tronox’s ongoing business operations. In 2008, the deteriorating global economy and rising raw material and energy costs, in addition to a decreasing demand for consumer products, resulted in these Legacy Liability costs representing an even greater proportion of Tronox’s overall cash flow. As a result, Tronox’s financial performance materially declined.
     Both before and after the Spinoff, Tronox aggressively sought to cut costs. In 2007 and 2008, Tronox embarked on efforts to streamline its European operations and legal structure, implemented both a domestic and foreign work force reduction program, and announced various changes to its retiree medical, life insurance and pension plans. Moreover, in September 2007, Tronox executed a $100 million Receivables Securitization Facility agreement that provided additional liquidity to fund, among other things, the continued cash payments of the Legacy Liabilities. Tronox further sought and obtained a number of amendments to the financial covenants in the Prepetition Facilities. Unfortunately, these efforts were insufficient to remedy Tronox’s financial constraints.
     With respect to the Legacy Liabilities, Tronox also attempted to alleviate the significant burden of such liabilities through discussions with New Kerr-McGee’s owner, Anadarko. To date, however, Anadarko has not assumed any of the Legacy Liabilities. In addition, Tronox pursued various forms of financial assistance from third parties, including Anadarko, to address its overall liquidity issues. These efforts also were unsuccessful.19
     In January 2009, Tronox continued to be in default under the Prepetition Facilities, and a waiver of such defaults expired on January 9, 2009. As a result, for all of the foregoing reasons, Tronox concluded that it was in the best interests of its businesses, creditors and stakeholders to commence the Chapter 11 Cases to, among other things, address Tronox’s Legacy Liability obligations. As such, Tronox commenced the Chapter 11 Cases on January 12, 2009 (the “Petition Date”).
III. TRONOX’S CHAPTER 11 CASES & DEVELOPMENTS THEREIN
     A. Initial Motions of the Chapter 11 Cases and Certain Related Relief
     To minimize disruption to Tronox’s operations in connection with the filing of the Chapter 11 Cases, Tronox sought certain relief at the outset of the Chapter 11 Cases, including the relief summarized below. This relief enabled Tronox to continue running its businesses with minimal disruption and facilitated the smooth administration of the Chapter 11 Cases.
          (i) Procedural Motions
     To facilitate a smooth and efficient administration of the Chapter 11 Cases, the Bankruptcy Court entered certain “procedural” orders, by which the Bankruptcy Court (a) approved the joint administration of Tronox’s Chapter 11 Cases, (b) authorized Tronox to prepare a list of creditors and file a consolidated list of their 30 largest unsecured creditors and (c) approved an extension of time to file their Schedules.
          (ii) Stabilizing Operations
     Recognizing that any interruption of Tronox’s business, even for a brief period of time, would negatively impact its operations, customer relationships, revenue and profits, and to facilitate a stabilization of its businesses and effectuate a smooth transition into operating as debtors in possession, Tronox sought and obtained orders authorizing it to:

[19]	As discussed further in Section III.E below, on May 12, 2009, Tronox filed suit against Anadarko in the Bankruptcy Court, Adv. Proc. No. 09-01198 (ALG) (the “Anadarko Litigation”).

•	maintain and administer customer programs and honor its obligations arising under or relating to those customer programs;

•	pay prepetition wages, salaries and other compensation, reimbursable employee expenses and employee medical and similar benefits;

•	determine adequate assurance for future utility service and establish procedures for utility providers to object to such assurance;

•	continue insurance coverage and enter into new insurance policies, if necessary;

•	maintain its existing cash management systems; and

•	remit and pay certain taxes and fees.
          (iii) Employment and Compensation of Professional Advisors
     With authorization from the Bankruptcy Court, Tronox retained the following professional advisors to assist Tronox in carrying out its duties as a debtor in possession and to represent its interests in the Chapter 11 Cases: (a) Kirkland & Ellis LLP, as restructuring counsel; (b) Rothschild, Inc., as investment banker and financial advisor; (c) Alvarez & Marsal North America, LLC, as restructuring advisor; (d) Togut, Segal & Segal LLP, as conflicts counsel; (e) Ernst & Young LLP, as auditor and tax advisor;20 and (f) Kurtzman Carson Consultants LLC, as the Notice and Claims Agent.
     In connection with the retention of Alvarez & Marsal, Tronox engaged Gary Barton as Chief Restructuring Officer. Mr. Barton has served as Chief Restructuring Officer since April 2009. Mr. Barton is also a senior director at Alvarez and Marsal North America, LLC. Mr. Barton has worked as a turnaround consultant and financial advisor for over 18 years. Mr. Barton has advised and served as a senior executive for, among others, Enron Corp. and Tower Automotive. Further, Mr. Barton has served in senior management positions and as a restructuring advisor for a number of companies in a variety of industries, including the petrochemical, oil and gas and energy industries. For the avoidance of doubt, Mr. Barton will not continue to serve in such capacity after the Effective Date.
     Tronox also sought and obtained orders approving and establishing procedures for the retention and compensation of certain professionals utilized in the ordinary course of Tronox’s business and the interim compensation and reimbursement of professionals retained under the Bankruptcy Code.
          (iv) Initial Financing Orders
     On February 9, 2009, the Bankruptcy Court entered a final order [Dkt. No. 151] (a) authorizing Tronox to enter into the debtor in possession credit facility by and among Tronox, Tronox Worldwide LLC, Credit Suisse, as Administrative Agent, JP Morgan Chase Bank, N.A., as Collateral Agent, and the lenders that from time to time became party thereto (the “Original DIP Facility”), (b) authorizing Tronox to use cash collateral pursuant to sections 361 and 363 of the Bankruptcy Code and (c) approving the forms of adequate protection provided to Tronox’ prepetition secured lenders. The Original DIP Facility provided for a first priority and priming secured revolving credit commitment of $125 million. The proceeds of the Original DIP Facility, the use of cash collateral and access to letters of credit allowed Tronox to, among other things, continue its businesses in an orderly manner, maintain valuable relationships with vendors, suppliers, customers and employees, pay certain interest, fees and expenses owed under the Original DIP Facility and support working capital, general corporate and overall operational needs—all of which were necessary to preserve and maintain the going-concern value of Tronox’s business and, ultimately, help ensure a successful reorganization.

[20]	Tronox has subsequently retained Grant Thornton as new auditors in the Chapter 11 Cases [Dkt. No. 1741].

     The Original DIP Facility required Tronox to commence a process to sell substantially all of its assets within six months of its entry into the Original DIP Facility. Shortly thereafter, however, Tronox fell out of compliance with certain of the covenants contained in the Original DIP Facility. Specifically, (a) the March 13, 2009 insolvency filing of Tronox’s nondebtor German subsidiaries Tronox GmbH and Tronox Pigments GmbH in the Insolvency Court in Krefeld, Germany and (b) Tronox’s inability to deliver audited financial statements within 100 days of the close of the 2008 fiscal year caused Tronox to breach certain covenants in the Original DIP Facility. Accordingly, Tronox obtained a waiver and amendment of the Original DIP Facility with respect to these defaults, which the Bankruptcy Court approved on May 28, 2009 [Dkt. No. 465].
     As amended, the Original DIP Facility required Tronox to enter into a stalking horse asset purchase agreement for substantially all of its assets on or before August 31, 2009 and to hold an auction for its assets in December 2009. As discussed further below, Tronox subsequently determined to pursue a standalone reorganization to maximize value for stakeholders, and the Original DIP Facility was refinanced during the course of the Chapter 11 Cases.21
     B. Appointment of Statutory Committees and Other Active Participants in Tronox’s Chapter 11 Cases
          (i) The Official Committee of Unsecured Creditors
     On January 21, 2009, the United States Trustee for the Southern District of New York (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “Creditors’ Committee”), whose members consist of Wilmington Trust Corporation (as Indenture Trustee for the Unsecured Notes), Pension Benefit Guaranty Corporation, Rio Algom Mining LLC (holder of an Indirect Environmental Claim) and Michael E. Carroll (holder of a Tort Claim).
     With authorization from the Bankruptcy Court, Tronox retained the following professional advisors to assist the Creditors’ Committee in carrying out its duties and to represent the interests of all unsecured creditors in the Chapter 11 Cases: Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel; Kasowitz, Benson, Torres & Friedman LLP, as conflicts counsel and Jefferies & Co., Inc. as financial advisor.
     Since the formation of the Creditors’ Committee, Tronox has worked cooperatively with the Creditors’ Committee and its professionals, and the parties have engaged in meaningful exchanges related to all aspects of these Chapter 11 Cases and the development of the Plan. The Creditors’ Committee has been an active participant in extensive, good-faith negotiations and discussions among Tronox and other constituents regarding valuation, distributable value available for all unsecured creditors and allocation of recoveries under the Plan.
          (ii) The Official Committee of Equity Security Holders
     On March 13, 2009, the U.S. Trustee appointed an official committee of equity security holders (the “Equity Committee”), whose members consist of Ahab Capital Management, Inc.; Charles E. Cheever; RLR Capital Partners, LP; Mark D. Todd; Sandra Kay Grasso; Sam L. Decker and Myra A. Decker and Douglas Graham.
     With authorization from the Bankruptcy Court, Tronox retained the following professional advisors to assist the Equity Committee in carrying out its duties and to represent the interests of all holders of equity interests in Tronox Inc.: Pillsbury Winthrop Shaw Pittman LLP, as counsel and Eureka Capital Partners LLC and Young & Partners LLC as financial advisors.

[21]	Tronox is currently authorized to use cash collateral pursuant to the order approving the Replacement DIP Facility [Dkt. No. 1115].

          (iii) Government Environmental Claimants
     On account of the substantial Environmental Claims asserted against Tronox in these Chapter 11 Cases (including the significant Legacy Liabilities that are environmental in nature), the United States of America, acting through the United States Attorney for the Southern District of New York (the “United States”), the Nevada Department of Environmental Protection and the Colorado River Authorities, among other state, local and tribal governments and environmental authorities, have been active participants in the Chapter 11 Cases.
          (iv) Formation and Participation of the Ad Hoc Noteholders’ Committee
     Certain holders of the Unsecured Notes organized into an ad hoc committee in October 2009 (the “Ad Hoc Noteholders’ Committee”). The Ad Hoc Noteholders’ Committee represents that its members currently hold collectively more than 58% of the Unsecured Notes. The Ad Hoc Noteholders’ Committee retained Milbank, Tweed, Hadley & McCloy LLP as counsel and Gleacher & Co. as financial advisor in connection with the Chapter 11 Cases.
     At various critical points in these cases, certain members of the Ad Hoc Noteholders’ Committee signed confidentiality agreements and received access to confidential information from Tronox. The restricted group, together with their advisors, represented the interests of the Ad Hoc Noteholders’ Committee in vigorous plan negotiations with the United States related to the settlement of Environmental Claims and allocation of value under the Plan. In December 2009, these negotiations resulted in certain of the Noteholders entering into a plan support agreement (the “December Plan Support Agreement”) and agreeing to backstop an equity investment pursuant to an equity commitment agreement (the “December Equity Commitment Agreement”) to fund cash consideration payable to the Environmental Response Trusts, all as further described below. In or about March of 2010, certain of the Government Environmental Claimants articulated that the consideration to be afforded them under the December Plan Support Agreement would not be sufficient to achieve a settlement of the Environmental Claims. On two separate occasions, on or about June 8, 2010 and again on or about July 19, 2010, a subset of the Ad Hoc Noteholders’ Committee along with certain other holders of the Unsecured Notes again signed confidentiality agreements and became restricted in an effort to reach consensus on the terms of a new plan of reorganization. Ultimately, those negotiations resulted in the current agreement on the equity investments in Tronox that will fund a portion of Tronox’s obligations under the Plan.
     C. The Claims Process
          (i) Filing of Statements of Financial Affairs and Schedules of Assets and Liabilities
     On March 30, 2009, Tronox filed its statements of financial affairs and schedules of assets and liabilities (collectively, the “Schedules”) pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007. The Schedules provide information concerning each Tronox Debtor’s assets, liabilities (including accounts payable), Executory Contracts and other financial information as of the Petition Date. Copies of the Schedules are available free of charge at www.kccllc.net/tronox.
          (ii) Establishment of the Claims Bar Date
     On May 28, 2009, the Bankruptcy Court entered an order [Dkt. No. 466] (the “Bar Date Order”) establishing August 12, 2009 (the “Bar Date”) as the deadline by which each person or entity asserting a claim against any of the Tronox Debtors was required to file written proof of such claim. In accordance with the Bar Date Order, Tronox provided written notice of the Bar Date to each of the parties and entities identified as creditors in the Schedules and to all known actual or potential creditors and equity security holders of the Tronox Debtors according to the Tronox Debtors’ books and records at the time of mailing of the notice. For known creditors, this notice was accompanied by a “personalized” proof of claim form approved by the Bankruptcy Court. Additionally, in an effort to reach unknown creditors (including holders of Tort Claims or Indirect Environmental Claims), Tronox published notice of the Bar Date in the national edition of The Wall Street Journal, as well as site-specific notices in 38 newspapers throughout the country related to Legacy Liability sites.

          (iii) Claims Review and Objection Process
     Over 14,000 Proofs of Claim were filed against Tronox, asserting over $9 billion in liabilities. In addition, many Proofs of Claim were asserted in “unliquidated” amounts or contain an “unliquidated” component. Since the Bar Date, Tronox and its advisors, in frequent consultation with the Creditors’ Committee, have been actively engaged in reconciling the Proofs of Claim and determining the appropriate basis to address them.
     To address these numerous Claims in an expeditious and orderly fashion, Tronox sought and obtained Bankruptcy Court approval of procedures by which Tronox could object to numerous claims on an omnibus basis [Dkt. No. 799] (the “Claims Objection Procedures Order”). As of the date hereof, pursuant to the Claims Objection Procedures Order, 29 omnibus claims objection motions have been filed and ten omnibus claims objection orders have been entered, which orders disallowed, expunged or recharacterized thousands of claims. In addition, numerous Claims have been allowed or withdrawn by stipulation with the holder of the Claim. Tronox has made a concerted effort to ensure that all claims objections will have been filed on or before the Record Date for purposes of voting on the Plan and, to the extent applicable, participating in the Rights Offering.
     The following chart sets forth the claims scheduled by and asserted against the Tronox Debtors by category (and as of September 1, 2010), together with estimates of claim amounts resulting from prior, pending and anticipated objections to claims:22

			Active Scheduled		Estimated Claim
Claims Classification	Total Filed Claims		Claims		Amounts*
	Count	Amount	Count	Amount
General Unsecured Claims:
(a) Accounts Payable Claims;
(b) Employee/HR Claims;
(c) Litigation Claims;
(d) Insurance Claims;
(e) Intercompany Claims	1017	$211,956,000	578	$4,933,015	$50,000,000
Unsecured Notes Claims	12	1,117,326,132	—	—	$370,411,805.66 *includes interest accrued through the Petition Date
Indirect Environmental Claims	180	470,635,245	—	—	$50,000,000
Tort Claims	11,501	2,049,952,683 + unliquidated amounts**	—	—	Settled
Environmental Claims	122	4,922,512,286 + unliquidated amounts**	—	—	Settled
Pension Claims	413	653,313,118	—	—	N/A; Obligations assumed under Plan
Secured Debt/Letters of Credit	14	230,730,360	—	—	—
Secured Tax Claims	170	11,681,884	—	—	$3,500,000
Equity Claims	763	1,497,842	—	—	—
Anadarko Claims	30	—	—	—	—

Grand Total	14,222	$9,669,605,551	578	$4,933,015	$473,500,000

[22]	The information set forth herein does not include the amended claims asserted by Anadarko, which were filed on September 11, 2010. For further information on the Anadarko claims, see Article III.D(iii) hereof.

Notes:	* Estimated Claim amounts do not reflect an additional estimated $5 million in administrative and priority claims.

** Reflects asserted claim amounts after removing obvious duplicates.
     D. Executory Contracts and Unexpired Leases
     As of the Petition Date, Tronox was party to numerous contracts and leases as part of the ordinary course of its business operations. During the Chapter 11 Cases, Tronox conducted an extensive review of its Executory Contracts and Unexpired Leases to identify for rejection certain contracts and leases that did not provide a net benefit to Tronox’s estates. To date, the Bankruptcy Court has entered several orders authorizing Tronox to reject certain Executory Contracts and Unexpired Leases, including Tronox’s unexpired headquarters lease, an unexpired warehouse lease for the Savannah pigment facility, unexpired equipment leases for the Savannah pigment facility, burdensome supply contracts with Air Liquide Large Industries, LP and MeadWestvaco Corporation and a number of prepetition transactional agreements to sell, transfer or otherwise dispose of assets and/or property of Tronox (or its predecessors) which contracts were substantially performed but for certain post-closing obligations.
     On or before the Record Date, Tronox filed one or more notices designating certain Executory Contracts and Unexpired Leases for assumption (and assignment, where applicable) in connection with the Plan, together with proposed cure amounts for voting purposes only, if any, in connection therewith. Tronox (or its assignee) will continue to perform on assumed contracts or leases from and after the Effective Date. In addition, on or before the Record Date, Tronox filed one or more motions requesting authority to reject Executory Contracts and/or Unexpired Leases that are not necessary to Reorganized Tronox’s businesses. Counterparties to such contracts and leases shall have 30 days from the rejection of such contract or lease to file a Proof of Claim with respect to such rejection. As of the Effective Date, any Executory Contracts and Unexpired Leases not identified for assumption in the Assumed Executory Contract and Unexpired Lease List will be deemed rejected.
     E. The Anadarko Litigation and Related Matters
          (i) Fraudulent Transfer Proceeding
     On May 12, 2009, Tronox filed an adversary complaint in the Chapter 11 Cases against Kerr-McGee Corporation and Anadarko Petroleum Corporation (which acquired Kerr-McGee shortly after the Spinoff) in the United States Bankruptcy Court for the Southern District of New York. The complaint asserts, among other claims, that Kerr-McGee Corporation defrauded Tronox and its creditors by transferring its valuable oil and gas assets to other Kerr-McGee entities, isolating its Legacy Liabilities in its chemical business and then separating its chemical business and the Legacy Liabilities through the Spinoff. The complaint seeks recovery for fraudulent transfers involving the valuable oil and gas assets that were transferred through Project Focus out of entities that would become part of Tronox and massive actual and contingent environmental, tort, retiree and other liabilities that Tronox incurred through the Spinoff. The complaint alleges that Tronox was destined to fail at the time of the Spinoff, having been grossly undercapitalized, stripped of its most valuable assets and essential cash and overburdened with legacy environmental, tort and retiree liabilities.
     On May 21, 2009, the United States filed a complaint in intervention in Tronox’s adversary proceeding against Anadarko and Kerr-McGee. The United States’ complaint asserts claims under the Federal Debt Collections Procedures Act based on allegations that are similar to those in Tronox’s complaint. The United States asserts that it has an exclusive right to recoveries under the Federal Debt Collections Procedures Act.
     On July 31, 2009, Anadarko and Kerr-McGee filed a motion to dismiss Tronox’s complaint. On March 31, 2010, the Bankruptcy Court denied in part and granted in part the motion to dismiss. The Bankruptcy Court denied the motion to dismiss with respect to Tronox’s fraudulent transfer claims and allowed Tronox to replead claims for breach of fiduciary duty by Kerr-McGee, aiding and abetting breach of fiduciary duty by Kerr-McGee and Anadarko, and civil conspiracy by Anadarko. On April 28, 2010, Tronox filed an amended complaint. On May 19, 2010, Anadarko and Kerr-McGee filed an answer denying the claims asserted in the amended complaint and on May 26, 2010, they moved to dismiss Tronox’s amended counts. On June 29, 2010, Tronox responded to the motion to dismiss.

     The parties to the litigation are engaged in extensive fact discovery, which is scheduled to conclude on March 15, 2011. Expert discovery is scheduled to conclude on August 19, 2011. The case is currently set for trial at the end of 2011.
     The Anadarko Litigation lies at the heart of the Chapter 11 Cases and is a valuable, albeit contingent, asset of Tronox’s estates. As such, the Plan contemplates that Tronox’s rights to the litigation (both with respect to prosecution and recovery of any fraudulently transferred assets, damages and other relief awarded in connection therewith) will be contributed to the Anadarko Litigation Trust for the benefit of the Environmental Response Trusts and the Tort Claims Trust, all in accordance with the Plan and the documentation governing such trusts. See Section IV hereof for a further discussion of the Anadarko Litigation Trust.
          (ii) Motion to Compel Assumption or Rejection of MSA
     On June 30, 2010, Anadarko filed a motion in the Chapter 11 Cases seeking to compel Tronox to assume or reject the MSA on or before August 10, 2010 [Dkt. No. 1676]. At a hearing held on July 21, 2010, Tronox, Anadarko and Kerr-McGee agreed to resolve and settle the motion to compel by stipulating to the rejection of the MSA, effective July 22, 2010. Accordingly, on August 12, 2010 the Bankruptcy Court entered an order [Dkt. No. 1856] authorizing the rejection of the MSA.
          (iii) Anadarko’s Asserted Claims
     On September 11, 2010, Anadarko filed proofs of claim against each of the Tronox Debtors asserting, among other things, alleged damages arising from rejection of the MSA and Spinoff Agreements, including $72.3 million in liquidated amounts plus unknown contingent and unliquidated amounts (excluding the Anadarko Section 502(h) Claim, the “Rejection Damages Claim”). Tronox believes the Rejection Damages Claim should be disallowed in whole or in part against these estates because, among other things, (a) such claim includes contingent claims for indemnification (primarily for tort and environmental legacy liabilities) arising under the MSA (which Tronox does not believe represent valid obligations) and (b) Tronox is settling its liability for Environmental and Tort Claims pursuant to the terms of the Plan. Accordingly, Tronox believes Anadarko’s Rejection Damages Claim should be barred under sections 502(e)(1)(B) of the Bankruptcy Code and/or 502(d) of the Bankruptcy Code.23 If for any reason Tronox is unsuccessful in disallowing the Rejection Damages Claim asserted by Anadarko, such claim, to the extent allowed and not otherwise subordinated, could have a material impact on the estimates of Class 3 General Unsecured Claims and/or Class 6 Indirect Environmental Claims. It is a condition precedent to the effectiveness of the Plan and the Backstop Parties’ funding obligations that those categories of claims, in the aggregate, fall beneath a certain cap.
     Anadarko objected to Tronox’s Rights Offering Procedures, asserting that Anadarko should be entitled to participate in the Rights Offering to the extent of its claims regardless of whether such claims are finally Allowed before or after the Rights Expiration Date. Anadarko asserts, among other arguments, that it is impractical and unnecessary for its claims to be finally Allowed for distribution purposes on or before the Rights Expiration Date.
     Tronox believes the Rejection Damages Claim can be disallowed and/or estimated for distribution or reserve purposes on or before the Effective Date and intends to promptly file its objection to Anadarko’s Rejection Damages Claim and/or a motion to estimate such claim for distribution or reserve purposes. In connection with resolving Anadarko’s objection to the Rights Offering Procedures, Tronox has agreed that the terms of the Rights Offering Procedures (including that participating claims must be finally Allowed by the Rights Expiration Date) will not be binding on Anadarko. To the extent Anadarko has a finally Allowed Class 3 Claim as of the Effective Date,

[23]	Nothing herein shall prejudice the right of Tronox or any other party in interest to assert any and all grounds for objecting to, or seeking estimation of, the Rejection Damages Claim filed by Anadarko, or to assert any defenses related thereto.

Anadarko will have the ability to participate in the Rights Offering to the extent of its Allowed Claim, notwithstanding anything in the Rights Offering Procedures to the contrary. Tronox has agreed that, to the extent Anadarko’s claim is estimated or otherwise adjudicated or agreed to be a Class 3 or Class 6 Claim for (a) distribution purposes on or after the Effective Date or (b) reserve purposes before the Effective Date, Anadarko will be entitled to receive the economic benefit on account of its Allowed Class 3 or Class 6 Claim (if any) as if it had participated in the Rights Offering, notwithstanding anything in the Rights Offering Procedures to the contrary. If the Bankruptcy Court determines that Anadarko has a large Allowed Claim in Class 3 or Class 6 of the Plan, Tronox may not be able to satisfy the claims cap condition in the ECA and the Backstop Parties may not agree to fund the backstop obligation. Similarly, to the extent the Bankruptcy Court determines that Anadarko’s claim should be estimated in a large amount for reserve purposes, a significant percentage of the New Common Stock of Reorganized Tronox may need to be reserved, which could have a negative impact on the liquidity of such stock post-Effective Date.
     Anadarko, together with its affiliates and subsidiaries, including the entity now known as Kerr Mc-Gee Corporation, which was formed in May 2001, as defendants in the pending Anadarko Litigation, will assert a claim (or claims) in accordance with section 502(h) of the Bankruptcy Code to the extent of any judgment against it in the Anadarko Litigation (such claim(s) defined in the Plan as the “Anadarko Section 502(h) Claim”). Notwithstanding any contrary provision contained in the Plan or in any documents executed in connection therewith (including the Anadarko Litigation Trust Agreement), if the Anadarko Section 502(h) Claim is Allowed, Anadarko will be entitled to discount and/or otherwise reduce any judgment in the Anadarko Litigation by the amount of any Allowed Anadarko Section 502(h) Claim multiplied by the percentage recovery to Allowed Class 3 General Unsecured Claims (which percentage recovery may or may not be computed on a claims base including such Allowed Anadarko Section 502(h) Claim) and Anadarko shall be obligated to pay only the reduced amount of such judgment; provided, however, that the percentage by which any such Allowed Anadarko Section 502(h) Claim may be multiplied shall be determined by the Bankruptcy Court and the parties reserve their rights with respect to the extent of the dilutive effect of the Allowed Anadarko Section 502(h) Claim on Anadarko’s ability to reduce any judgment in the Anadarko Litigation.24 Anadarko has agreed that the foregoing discount or reduction in amount payable with respect to any judgment in the Anadarko Litigation shall be its sole and exclusive remedy on account of any Allowed Anadarko Section 502(h) Claim and that it shall have no recourse against Tronox or Reorganized Tronox on account of such Anadarko 502(h) Claim.
     F. In re Tronox, Inc. Securities Litigation
     On October 13, 2009, the United States District Court for the Southern District of New York (the “District Court”) entered an order consolidating three previously filed putative class actions under the caption In re Tronox, Inc. Securities Litigation, Case No. 09-cv-6220 (SAS), and directed LaGrange Capital Partners, LP and LaGrange Capital Partners Offshore Fund, Ltd., the newly-appointed lead plaintiffs (collectively, “Lead Plaintiffs”), to file an amended class action complaint within forty-five (45) days.

[24]	Nothing in the Plan or in any documents executed in connection therewith (including the Anadarko Litigation Trust Agreement) shall prejudice the rights of Tronox, the Anadarko Litigation Trustee or Anadarko, and the parties expressly reserve all rights and defenses with respect to the Anadarko Litigation, the Anadarko Section 502(h) Claim and any and all matters not expressly addressed herein, including Tronox’s or the Litigation Trustee’s ability to seek to subordinate or disallow the Anadarko Section 502(h) Claim. The provisions of the Plan summarized in this paragraph shall not be deemed to be consent by Anadarko to any treatment for purposes of section 1123(a)(4) of the Bankruptcy Code other than with respect to the source of recovery for any Allowed Anadarko Section 502(h) Claim. Further, notwithstanding any contrary provision herein, in the Plan or in any documents executed in connection therewith (including the Anadarko Litigation Trust Agreement) relating to Tronox’s and Anadarko’s setoff and recoupment rights, including Art. III.D, Art. VI.I and Art. VIII.E. of the Plan, such provisions shall not apply to the Anadarko Section 502(h) Claim and Anadarko reserves its rights with respect to setoff and recoupment of any of its other claims.

     On November 24, 2009, Lead Plaintiffs timely filed a Consolidated Class Action Complaint in the District Court against various non-debtors, including Anadarko, Kerr-McGee, Ernst & Young LLP and certain current and former officers and directors of Tronox and Kerr-McGee, on behalf of all persons (the “Class”), who purchased publicly traded debt and/or equity securities of Tronox Incorporated between November 21, 2005 and January 12, 2009, inclusive, alleging damages for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The allegations in Lead Plaintiffs’ complaint largely mirror Tronox’s allegations in the Anadarko Litigation.
     On June 28, 2010, the District Court entered its Memorandum Opinion granting in part and denying in part Defendants’ motions to dismiss. On July 30, 2010, Lead Plaintiffs filed a First Amended Consolidated Class Action Complaint.
     On January 5, 2010, Lead Plaintiffs filed the Motion for Leave to File Proof of Claim Out of Time (the “Proof of Claim Motion”). Tronox and the Creditors’ Committee objected to the Proof of Claim Motion and the Bankruptcy Court held a hearing on the Proof of Claim Motion on April 28, 2010. On May 7, 2010, the Bankruptcy Court issued an order denying the Proof of Claim Motion [Dkt. No. 1536]. On May 19, 2010, Lead Plaintiffs timely filed a Notice of Appeal (the “Appeal”). The Appeal is fully briefed and is pending before the Honorable John G. Koeltl, United States District Judge, in the District Court.
     If Lead Plaintiffs are ultimately successful in the Appeal and are permitted to file the Class Claim, and if the Class Claim is Allowed, recoveries for Holders of Class 8 Equity Interests in Tronox Incorporated will be negatively impacted.
     G. Employee Benefit & Retiree Matters
          (i) Non-Insider Severance Programs and Key Employee Incentive Plan
     On June 9, 2009, the Bankruptcy Court approved the Tronox Incorporated 2009 Involuntary Termination Plan, a non-insider severance program [Dkt. No. 491]. Tronox implemented the program to maintain the morale, focus and loyalty of certain of Tronox’s employees at a point in the Chapter 11 Cases where Tronox’s prospect for reorganization was unclear. Until the implementation of the program, Tronox did not have a uniform severance policy that was consistently applied throughout the organization, which, against the backdrop of the Chapter 11 Cases and the requirement under the Original DIP Facility that Tronox sell substantially all of its assets, contributed to a perception of job insecurity among Tronox’s employees. The program covered 323 salaried, non-union employees identified by Tronox’s senior management as those whose performance was most likely to suffer as a result of the distractions and uncertainties of the Chapter 11 Cases. To date, Tronox has made a total of approximately $112,000 in payments under the program.
     On October 29, 2009, the Bankruptcy Court approved Tronox’s motion to implement a non-insider severance plan for union employees in connection with the idling of Tronox’s Savannah, Georgia pigment plan [Dkt. No. 814]. Tronox implemented the program to motivate approximately 44 union employees at the Savannah pigment facility to shutter that facility in a safe and environmentally responsible manner. As these employees were losing their jobs in connection with the closing of the pigment plant, a severance program was a proper and necessary component of the shutdown. These employees received a lump-sum payment at termination in exchange for executing a general release of Tronox and forfeiting their recall rights. The program cost Tronox approximately $549,000 and was integral to the safe and timely idling of the Savannah pigment facility. Tronox continues to produce sulfuric acid at the Savannah facility.
     On June 9, 2009, the Bankruptcy Court approved Tronox’s 2009 Key Employee Incentive Program [Dkt. No. 492] (the “2009 KEIP”), with no objection from Tronox’s stakeholders or the U.S. Trustee (an objection of the U.S. Trustee was withdrawn following supplemental disclosure by Tronox). The 2009 KEIP was implemented to motivate essential management personnel to maximize value for Tronox’s stakeholders under either an asset sale or a standalone reorganization. Developed with the Creditors’ Committee, the 2009 KEIP set forth specific performance goals related to both profitability and asset sale targets. Tronox’s officers and certain other senior managers were participants in the 2009 KEIP. Tronox exceeded the EBITDAR targets set forth in the 2009 KEIP and has paid a total of approximately $3,250,000 to date to 20 officers, senior managers and other key employees.

The 2009 KEIP required as a second trigger for payments due thereunder that a plan of reorganization be confirmed, which was initially expected to occur by the end of 2009 or early 2010. Accordingly, when the Plan is confirmed, an additional approximately $3,250,000 will be due to the participants in the 2009 KEIP on account of 2009 performance.
     The Plan provides for the adoption of the Management 2010 Bonus Plan, the form of which will be included in the Plan Supplement.
     H. Material Settlements and Resolutions
          (i) Prepetition Lender Settlement
     On February 23, 2010, the Bankruptcy Court approved a settlement among Tronox, Credit Suisse AG (as agent under the Prepetition Facilities) and the Creditors’ Committee regarding a lawsuit filed by the Creditors’ Committee against the lenders under the Prepetition Facilities, styled Official Committee of Unsecured Creditors of Tronox Incorporated v. Credit Suisse, et al., Adv. Proc. No. 09-01388 (ALG) (the “Committee Litigation”) [Dkt. No. 1232]. In the Committee Litigation, the Creditors’ Committee asserted fraudulent transfer and other claims against the lenders under the Prepetition Facilities. Tronox had waived these claims against the lenders in connection with entering into the Original DIP Facility, but these claims were preserved for the Creditors’ Committee until July 24, 2009 (see Dkt. No. 568). Negotiated in connection with the December Plan Support Agreement and the repayment of the Prepetition Facilities (each as described further below), the settlement provided for dismissal of the Committee Litigation and mutual releases by and among Tronox, the Creditors’ Committee and Credit Suisse (on behalf of the lenders under the Prepetition Facilities), and a payment of $5 million by such lenders to Tronox (comprised of a waiver of accrued but unpaid default interest in the amount of $2,044,745.80 and a reduction of principal in the amount of $2,955,254.20).
          (ii) Insurance Settlements
     On March 26, 2010, the Bankruptcy Court approved a settlement between Tronox and Century Indemnity Co. (“Century”) that resolved an insurance coverage dispute related to certain defense and indemnity obligations for bodily injury claims owed by Century under certain insurance policies issued to Tronox. Under the settlement, Tronox sold the policies to Century free and clear of all liens, claims, interests and encumbrances pursuant to section 363 of the Bankruptcy Code for gross consideration of $4,725,000 (before deduction of the contingency fee payment to Tronox’s insurance counsel, Branisa & Zomcik, P.C.). Tronox also released Century from its obligations under the policies, which obligations Century had contested, and obtained an injunction barring claims against Century under the policies.
     The net proceeds (after deduction of the contingency fee payment) from the sale of the Century policies and from any similar insurance settlements are included in the Tort Claims Insurance Assets and will be contributed to the Tort Claims Trust.
          (iii) Kress Creek Settlement
     On May 20, 2010, the Bankruptcy Court approved Tronox’s entry into a settlement with the United States regarding (a) the scope of environmental remediation work at certain sites in and around West Chicago, Illinois, including Kress Creek, and (b) a dispute over Tronox’s right to reimbursement from the Department of Energy for past remediation expenditures at the West Chicago sites [Dkt. No. 1573]. The settlement provided for the release by the United States of over $25 million in past due reimbursement for remediation costs incurred by Tronox at the West Chicago sites prior to 2009, which funds had been subject to an administrative hold by the Department of Energy pending resolution of a dispute between Tronox and the United States as to whether and to what extent the United States could setoff the reimbursement against its prepetition claims against Tronox. The release of these funds has allowed Tronox to fund ongoing remediation work at the West Chicago sites, which Tronox was already required to perform. On the Effective Date, the applicable Environmental Response Trust will assume liability for the remediation activities at the West Chicago Sites and will receive all future Department of Energy reimbursement funds in connection therewith.

I.	Tronox’s Early Standalone Reorganization Efforts; the December Plan Support Agreement and the Equity Commitment Agreement
          (i) The Huntsman Sale Process
     Throughout its Chapter 11 Cases, Tronox stated that it would pursue any and all alternatives to maximize value for stakeholders. During the first half of 2009, Tronox was engaged in a sale process of all or substantially all of its operating assets, influenced by both market conditions and the requirements of the Original DIP Facility. In this regard, on August 28, 2009, Tronox entered into an asset and equity purchase agreement (the “AEPA”) with affiliates of Huntsman Corporation (“Huntsman”). To ensure that entry into the AEPA with Huntsman did not foreclose the possibility of a standalone reorganization, however, Tronox specifically negotiated the right under the AEPA to work with its stakeholders to pursue a standalone reorganization.
     Accordingly, Tronox and its advisors, as instructed by its Board of Directors, pursued a dual path process that involved marketing Tronox’s assets to ensure a robust and competitive auction, while also working with the Creditors’ Committee, the United States and various third parties, including the Ad Hoc Noteholders’ Committee, to explore the viability of a standalone reorganization. Throughout this process, Tronox maintained that it would not abandon the sale process unless it was confident that a viable standalone reorganization could be achieved. This goal was predicated on, among other things, (a) Tronox and certain of its key stakeholders reaching a settlement with the federal, state and tribal governments regarding Tronox’s legacy environmental liabilities and (b) Tronox obtaining committed exit financing.
          (ii) Development of December Plan Support Agreement & Equity Commitment Agreement
     Starting in mid-September 2009, Tronox focused its efforts on the threshold issue for achieving a standalone reorganization — reaching a settlement with the United States concerning the future treatment of Tronox’s environmental liabilities. Tronox has maintained throughout the Chapter 11 Cases that without such an agreement, Tronox would not be able to emerge from Chapter 11 as a reorganized entity free from those liabilities. Following Tronox’s circulation of a plan term sheet to the United States and other stakeholders that included a proposed framework for an environmental settlement, Tronox, the United States and the Creditors’ Committee, together with their respective legal and financial advisors, met in person on multiple occasions regarding Tronox’s proposal. In connection with those negotiations, Tronox provided significant due diligence regarding all aspects of its businesses and its estates.
     As early negotiations among the parties progressed simultaneously with Tronox’s efforts to obtain debt financing, it was apparent in September and October of 2009, based in part on Tronox’s September 2009 forecast, that debt financing alone would not be sufficient to fund both the working capital and liquidity needs of Reorganized Tronox and an environmental settlement with the government. Among others, Tronox approached the holders of its Unsecured Notes as a potential source of equity financing that, in tandem with exit debt financing, would be sufficient to fund obligations under a plan of reorganization and provide the necessary liquidity for the company post-emergence. To that end, Tronox held two public meetings in mid-October 2009, at which Tronox provided the noteholders with a status update regarding the Chapter 11 Cases and explained the need for equity financing. Interested noteholders organized into the Ad Hoc Noteholders’ Committee, which provided Tronox with an initial proposal for a back-stopped rights offering and a plan of reorganization on November 4, 2009.
     In the ensuing weeks, numerous meetings occurred among Tronox’s management and advisors, the Ad Hoc Noteholders’ Committee, the Creditors’ Committee and the United States regarding both the terms of an equity investment in Reorganized Tronox and how that investment would impact a potential settlement of Tronox’s legacy environmental liabilities. These meetings involved the negotiation of both chapter 11 plan and equity commitment term sheets. In addition, Tronox’s management team provided extensive due diligence to the Ad Hoc Noteholders’ Committee, meeting in person with their representatives on numerous occasions.
     By December 2, 2009, the Ad Hoc Noteholders’ Committee, the Creditors’ Committee and the United States presented Tronox with the terms of a proposed agreement regarding the terms of a plan of reorganization that included a settlement and resolution of Tronox’s environmental liabilities and incorporated certain debt and equity financing arrangements still under negotiation by the parties. After careful consideration and analysis of the agreement in principle, and following a meeting of the board of directors of Tronox Incorporated and a status conference with the Bankruptcy Court regarding the latest developments in the dual path process, on the evening of December 3, 2009, Tronox determined that providing its stakeholder parties with additional time to reach definitive documentation reflecting the agreement in principle was in the best interests of its estates.
     Accordingly, on December 4, 2009, after notifying Huntsman and other qualified bidders of its decision, Tronox, with the support of the agent under the Original DIP Facility, the Creditors’ Committee, the Equity Committee, the United States and the Ad Hoc Noteholders’ Committee, requested that the Bankruptcy Court adjourn the auction (previously scheduled for December 8, 2009) and sale hearing (previously scheduled for December 10, 2009) to December 21, 2009 and December 22, 2009, respectively. The Bankruptcy Court granted that request on December 4, 2009.
     To document the parties’ intentions with respect to a standalone reorganization, the parties spent the next month intensely negotiating the terms of the December Plan Support Agreement and Equity Commitment Agreement. Following a series of all-day, all-hands meetings in mid-December 2009, including in-person meetings on December 15 and 16, 2009, which meetings were attended by advisors for each of Tronox’s management and advisors, the Creditors’ Committee, the agent for the Original DIP Facility, GS Lending Partners, the Ad Hoc Noteholders’ Committee and the United States — and further negotiations continuing nearly nonstop from December 17, 2009 up to and including December 20, 2009 — on December 20, 2009, the parties executed the December Plan Support Agreement and Equity Commitment Agreement. The terms of the proposed reorganization provided for therein were as follows:
•	Tronox would reorganize around its existing operating businesses, including its facilities at Oklahoma City, Oklahoma; Hamilton, Mississippi; Henderson, Nevada; Botlek, Netherlands and Kwinana, Australia;

•	Government claims related to Tronox’s legacy environmental sites (both owned and nonowned) would be settled with the United States, the Navajo Nation and certain state governments through the creation of custodial trusts and a litigation trust, to which Tronox would contribute $115 million in cash, 88% of its interest in the Anadarko Litigation and certain other consideration;

•	Tort Claimants, holders of claims related to potential asbestos, benzene, creosote and other liabilities, collectively would receive $7 million in cash, 12% of Tronox’s interest in the Anadarko Litigation and proceeds from applicable insurance policies (the “Tort Claims Pool”);

•	Tronox’s existing secured lenders would be repaid in full in cash immediately upon approval of the Replacement DIP Facility (described further below), with the exception of certain amounts withheld pending resolution of the Creditors’ Committee’s litigation against Tronox’s prepetition secured lenders (the “Prepetition Lenders”);

•	70% of the equity in reorganized Tronox would be distributed to certain eligible holders of general unsecured claims that participate in a $105 million rights offering, backstopped by holders of approximately two-thirds of the Unsecured Notes;

•	30% of the equity in reorganized Tronox would be distributed to certain holders of general unsecured claims on account of such claims (the “GUC Pool”); and

•	Claims of private parties under CERCLA and similar state statutes would be divided equally between participation in the GUC Pool and the Tort Claims Pool.
     On December 23, 2009, the Bankruptcy Court approved Tronox’s entry into the December Plan Support Agreement and the December Equity Commitment Agreement [Dkt. No. 1030].

          (iii) Cancellation of Auction and Termination of AEPA
     The signatories to the December Plan Support Agreement requested, as a condition of moving forward with the standalone reorganization, that Tronox cancel the auction which was scheduled for December 21, 2009. As such, Tronox provided for the cancellation of the auction in the order approving the December Plan Support Agreement and Equity Commitment Agreement. In addition, upon Bankruptcy Court approval of and the funding of the Replacement DIP Facility (as described further below), Tronox terminated the AEPA with Huntsman pursuant to the terms thereof.
     J. The Replacement DIP Facility
     In connection with Tronox’s entry into the December Plan Support Agreement and the Equity Commitment Agreement in December 2009, on December 24, 2009, Tronox also completed the refinancing of its Original DIP Facility and the Prepetition Facilities with the Replacement DIP Facility pursuant to the terms of that certain credit agreement, dated as of December 24, 2009, by and among Tronox Worldwide LLC, Tronox Incorporated and certain subsidiaries of Tronox Incorporated that are debtors in the Chapter 11 Cases, as Guarantors, the Lenders party thereto from time to time and GS Lending Partners, as sole lead arranger and sole bookrunner, Syndication Agent, Administrative Agent and Collateral Agent.
          (i) Efforts to Obtain Exit Financing
     Consistent with its dual-path strategy, simultaneously with its early plan negotiations, and as Tronox began to see improvements in the capital markets, Tronox explored opportunities for debt financing that could fund its exit from Chapter 11 as a reorganized entity. In September 2009, Tronox developed a forecast for a reorganized company (published in a Form 8-K, dated October 7, 2009) and a request for proposal (“RFP”) for exit financing. Upon soliciting input from the Creditors’ Committee and the Equity Committee concerning which parties should receive the RFP, Tronox ultimately provided the RFP and forecast to 96 potential financing parties. Thereafter, Tronox executed confidentiality agreements with 11 new parties (in addition to the numerous parties who had executed confidentiality agreements at earlier stages of the Chapter 11 Cases), conducted management meetings with potential financing parties and facilitated significant due diligence. As a result of these efforts, in October 2009, Tronox received 10 non-binding financing proposals from potential lenders. It was clear to Tronox from its canvassing of the credit markets generally and from these proposals specifically that Tronox would not be able to obtain an exit financing commitment for a sufficient duration to remain in place through the indeterminate point in time when Tronox would be in position to consummate a plan of reorganization. Thus, Tronox determined to focus on securing DIP financing that would convert into exit financing.
     After evaluating those exit financing proposals, with approval from its Board of Directors, Tronox entered into letter agreements with each of General Electric Capital Corporation (“GE”) and Goldman Sachs Lending Partners LLC (“GS Lending Partners”) regarding their efforts to provide a replacement DIP facility that would convert into exit financing. In connection with those agreements, and with the consent of the Creditors’ Committee, Tronox paid work fees to both GE and GS Lending Partners to facilitate their continued due diligence and syndication efforts. Negotiations with GE and GS Lending Partners continued in December 2009. While Tronox ultimately was unable to agree on terms with GE, Tronox reached agreement with GS Lending Partners regarding the terms of the Replacement DIP Facility, a result of more than three weeks of nearly nonstop good faith and arm’s length negotiations among principals and advisors for each of Tronox, GS Lending Partners, the Creditors’ Committee, the United States and the Ad Hoc Noteholders’ Committee.
               (a) The Replacement DIP Facility
     Tronox’s Replacement DIP Facility consists of (a) a $335 million senior secured super-priority tranche B-1 term loan and (b) a $90 million senior secured super-priority tranche B term loan (which was required to be drawn in full at closing), each with an original maturity date of June 24, 2010 (subject to two, three-month extension options to September 24, 2010 and December 24, 2010, respectively, under certain conditions). As of the date of this Disclosure Statement, $425 million is outstanding under the Replacement DIP Facility. This balance includes $335 million outstanding on the Tranche B-1 Facility and $90 million outstanding on the Tranche B-2 Facility.

     The Replacement DIP Facility is secured by substantially all of Tronox’s operating assets and a first priority security interest in, among other assets, accounts receivable, inventory, cash, deposit accounts, personal property and real property. The interest expense associated with the Replacement DIP Facility is $38,250,000 per year.
     The Replacement DIP Facility is and was used (a) for costs, fees and expenses related to the transaction, (b) to repay in full (i) the approximately $10 million that was outstanding under the Original DIP Facility and (ii) the approximately $212.8 million that was outstanding under the Prepetition Facilities, (c) to cash collateralize all of the letters of credit under the Prepetition Facilities and the Original DIP Facility, (d) for general corporate and working capital purposes, and (e) to fund an environmental settlement escrow account to be utilized to fund in part one or more environmental or litigation trusts under the Plan.
     The Replacement DIP Facility has several key features important to Tronox’s standalone restructuring efforts. As noted above, the Replacement DIP Facility provides for a flexible maturity date. Initially contemplated to occur as early as six months after the closing (i.e., June 24, 2010), the maturity could be extended during the pendency of the Chapter 11 Cases for an additional six months — through and including December 24, 2010. Upon consummation of Tronox’s plan of reorganization and satisfaction of certain other conditions precedent, the Replacement DIP Facility converts to an exit facility with a final scheduled maturity of the third anniversary of the effective date of such plan of reorganization. To take advantage of the extension options (each referred to as a “Facility Extension Option”), however, Tronox, among other things, must have complied with certain restructuring milestones within the originally contemplated initial maturity date of June 24, 2010, as follows:
•	As a condition precedent to the exercise of the first three-month extension under the Facility Extension Option, the Bankruptcy Court must have entered an order approving Tronox’s disclosure statement on or before June 24, 2010;

•	As a condition precedent to the exercise of the second three-month extension under the Facility Extension Option, the Bankruptcy Court must have entered an order confirming Tronox’s plan of reorganization on or before August 31, 2010; and

•	As a condition precedent to the exercise of each extension under the Facility Extension Option, Tronox must demonstrate the absence of any events of default, and as a result, Tronox must have complied with all covenants in the Replacement DIP Agreement, including its covenant in section 5.15(b)(ii) requiring that on or prior to June 30, 2010, definitive environmental settlement documentation must be binding on and enforceable against Government Environmental Claimants, subject only to entry of the confirmation order.
     On April 26, 2010, as required by section 3.3(a) of the Replacement DIP Agreement, Tronox gave notice to the Agent of its intention to exercise the first three-month extension under the Facility Extension Option, which extended the deadline for approval of Tronox’s disclosure statement from April 30, 2010 to June 24, 2010. As that deadline approached, however, it became apparent that Tronox would be unable to satisfy the conditions precedent to exercising the Facility Extension Option and would require a waiver and amendment with respect to those milestones.
     (b) Amendment to Replacement DIP Facility
     To facilitate additional time for negotiations concerning the Plan, Tronox sought and on July 1, 2010, the Bankruptcy Court entered an order authorizing Tronox to enter into an amendment of the Replacement DIP Facility [Dkt. No. 1683]. Under the Amendment and in exchange for the payment of an amendment fee, GS Lending Partners and the lenders under the Replacement DIP Facility agreed to extend certain restructuring milestones related to, among other things, (a) approval of a disclosure statement and (b) binding and enforceable settlement documentation with Government Environmental Entities, which permitted Tronox to extend the maturity date under the Replacement DIP Facility from June 24, 2010 to September 24, 2010. The amendment also (a) allowed Tronox to engage in certain currency hedging activities that had previously been restricted and (b) modified restrictions on Tronox’s ability to make certain capital expenditures that will fund an expansion of its Australian joint venture.

     As of June 30, 2010, Tronox was and remains in technical default under the Replacement DIP Agreement on account of the June 30, 2010 expiration of the December Plan Support and Equity Commitment Agreements. Accordingly, Tronox sought and on September 23, 2010, the Bankruptcy Court entered an order [Dkt. No. 2156] authorizing Tronox to enter into a forbearance and amendment with respect to the Replacement DIP Agreement. Under this forbearance and amendment, which did not require payment of any new fees, GS Lending Partners and the lenders under the Replacement DIP Facility agreed to (a) forbear from exercising certain rights and remedies with respect to the existing default under the Replacement DIP Agreement during a forbearance period, which expires no later than October 29, 2010, and (b) extend certain restructuring milestones related to entry of an order approving the disclosure statement and entering into binding and enforceable settlement documentation with the Government Environmental Entities. Entry into the forbearance and amendment permitted Tronox to extend the maturity date under the Replacement DIP Facility from September 24, 2010 to December 24, 2010.
     K. Significant Developments Following Execution of the December Plan Support Agreement
     Based on the circumstances at the time, negotiating and entering into the December Plan Support Agreement and obtaining committed debt and equity financing was a significant achievement for Tronox, which was intended to enable Tronox to emerge from Chapter 11. The proposed resolution of Tronox’s Environmental Claims set forth in the December Plan Support Agreement, however, required further agreement not only of the United States (the only Government Environmental Claimant signatory to the December Plan Support Agreement), but also of certain key states and other governmental entities. Indeed, the relevant reorganization agreements (the December Plan Support Agreement, the December Equity Commitment Agreement and the Replacement DIP Agreement) all specifically required Tronox to obtain necessary approvals and consents from applicable governmental entities (and contained associated milestones related thereto). The United States’ obligations to support a Plan based on the terms of the December Plan Support Agreement was also expressly conditioned on the United States obtaining such approvals and successfully passing all required public notice and comment periods.
     Following the execution of the reorganization agreements described above, both the United States and Tronox have actively engaged in efforts to finalize settlement documentation and obtain consensus among all of the Government Environmental Claimants on the terms of such settlement. Tronox met with the environmental regulators from several states to discuss the plan framework and how those states will benefit under the Plan. Tronox also engaged in discussions with the Equity Committee in an effort to incorporate holders of Equity Interests into the plan framework.
     As those discussions were underway through the first half of 2010, Tronox’s operating performance continued to improve, and it appeared that Tronox was likely to materially outperform its 2010 full-year EBITDAR projections of $130 million as reported in its last publicly available forecast in October 2009 — and which had formed the basis for expectations of value at the time the December Plan Support Agreement was negotiated. In addition, the capital markets opened up and, as a result, Tronox (as well as other companies) had access to financing that was not available in 2009.
     In or around March of 2010, certain of the Government Environmental Claimants first articulated to Tronox that the consideration to be afforded to them under the December Plan Support Agreement would not be sufficient to achieve a settlement of the Environmental Claims.25

[25]	By letter dated February 22, 2010, the state of Nevada (on behalf of the Nevada Division of Environmental Protection) expressed its dissatisfaction with the terms of the proposed plan of reorganization as set forth in the Plan Support Agreement. Similarly, on March 18, 2010, the Southern Nevada Water Authority, the Central Arizona Water Conservation District and the Metropolitan Water District of Los Angeles (collectively, the “Colorado River Authorities”) and the state of Nevada filed a statement [Dkt. No. 1333] in response to Tronox’s fourth exclusivity extension motion [Dkt. No. 1261], wherein the Colorado River Authorities and the state of Nevada expressed their dissatisfaction with the state of negotiations regarding the plan. On April 28,
(Continued...)

     Thereafter, over a period of several months, Tronox engaged in ongoing discussions with the United States in an effort to understand the size and nature of the additional consideration that would be required to achieve a settlement of the Environmental Claims, and whether and to what extent the original framework could still serve as the basis for such settlement. Throughout this period, Tronox kept all of its constituents apprised of developments on a confidential basis.
     The following is a summary of the various proposals exchanged in the weeks and months leading up to the filing of the original proposed plan of reorganization on July 7, 2010:
•	On or about May 21, 2010, the United States provided Tronox with guidance regarding the increased compensation required by the United States to settle Tronox’s liability for the Environmental Claims, which outlined the following contributions to or for the benefit of the Environmental Response Trusts on the Effective Date: (a) $275 million in Cash (compared to $115 million in Cash as provided in the December Plan Support Agreement); (b) the Henderson Facility, which Tronox would continue to operate under a long-term lease for $3 million per year and provide financial assurance in connection therewith; and (c) the Nevada Assets.[26] The United States’ proposal continued to provide that Tronox would contribute to the Environmental Response Trusts the right to 88% of the proceeds of the Anadarko Litigation and the Environmental Insurance Assets. Notably, this proposal did not have the support of the state of Nevada or the Colorado River Authorities.

•	On or around May 28, 2010, following initial feedback from Tronox regarding, among other things, its unwillingness to lease the Henderson Facility and its inability to raise the Cash requested, the United States provided Tronox with further feedback regarding an alternative, lower cash proposal, pursuant to which Tronox could contribute a minimum of $215 million in Cash and fund the Cash shortfall with preferred stock with a liquidation preference equal to 150% of the Cash shortfall. The settlement also contemplated, at Tronox’s request, that instead of leasing the Henderson Facility for $3 million per year, Tronox could make a one-time payment of $20 million in Cash, which increased the target Cash required for the Environmental Response Trusts to $295 million.

•	On or about June 9, 2010, Tronox advised the United States that (a) it could not contribute more than $145 million in Cash to the Funded Environmental Amount (such amount reflecting the maximum amount of Cash Tronox could and would prudently obtain in the debt markets) and (b) in Tronox’s view, any preferred securities used to bridge the Cash shortfall should not reflect a premium to the Cash shortfall. Notably, Tronox is focused on ensuring that it emerges from chapter 11 with an appropriate capital structure.

•	In the meantime, on June 8, 2010, a subset of the Ad Hoc Noteholders’ Committee and certain other holders of Unsecured Notes signed a confidentiality agreement and became restricted in an effort to reach consensus on the terms of a new plan of reorganization.

•	On or about June 18, 2010, the Creditors’ Committee and the Ad Hoc Noteholders’ Committee delivered a joint proposal to the United States, which proposal provided for the following contributions on account of Environmental Claims: (a) $180 million in Cash, funded through a $90 million rights offering and $90

2010, this Court extended Tronox’s exclusive periods to July 12, 2010 and September 13, 2010, respectively, the maximum periods permitted by the Bankruptcy Code [Dkt. No. 1505].

[26]	As defined in the Plan, the Nevada Assets consist of (a) Tronox’s interest in Basic Management, Inc. (“BMI”), (b) Tronox’s interest in the Landwell Company, LP (“Landwell”) and (c) the Nevada Property (which consists of real property owned by Tronox, comprised of several parcels located in Clark County, Nevada). BMI and Landwell own approximately 2,100 acres of residential and commercial development land in Southern Nevada, and also own certain water and power purchase rights, which have historically reduced Tronox’s operating costs at the Henderson Business.

million in additional debt financing; (b) future lease payments for the Henderson Facility of $1.6 million per year for 25 years, with three 25-year renewal options at the same lease price; (iii) $20 million in preferred stock; (d) the right to 88% of the Anadarko Litigation; and (e) the Environmental Insurance Assets. The proposal did not include the Nevada Assets in the consideration to be contributed to the Environmental Response Trusts.

•	The United States rejected the June 18th proposal from the Ad Hoc Noteholders’ Committee and the Creditors’ Committee as being materially inadequate and did not provide a counterproposal.

•	On or about June 21, 2010, in an effort to bridge the gap between the different positions in enterprise value implied by the competing proposals, Tronox circulated a straw man proposal to the United States, the Creditors’ Committee and the Ad Hoc Noteholders’ Committee, which provided for contributions to the Environmental Response Trusts substantially similar to that set forth in Tronox’s original proposed Plan filed on July 7, 2010 [Dkt. No. 1706]. Tronox believed such a plan structure had certain important elements that would foster consensus among its constituents.

•	On June 28, 2010, Tronox arranged a meeting with the United States and the Equity Committee to discuss potential ways to reach a consensual arrangement among the Environmental Claimants, the Equity Committee and Tronox. The parties discussed a variety of ideas and, on July 1, 2010, the Equity Committee provided a proposed term sheet to Tronox and the United States.

•	On July 5, 2010, the United States responded to Tronox’s June 21 proposal, requesting the following consideration: (i) $165 million in Cash; (ii) $130 million in 15% perpetual preferred stock convertible at an equity value 10% greater than plan value; (iii) 7-year warrants convertible into 16.7% of the fully-diluted equity of Reorganized Tronox at an implied total enterprise value of $1.05 billion; (iv) the right to 88% of the proceeds of the Anadarko Litigation; (v) the Environmental Insurance Assets and (vi) the Nevada Assets. This proposal still did not have the support of the state of Nevada or the Colorado River Authorities.
     Despite several in person meetings among Tronox, the United States (together with representatives of certain other non-consenting Government Environmental Claimants), the Creditors’ Committee, the Ad Hoc Noteholders’ Committee (including restricted principals) and, in certain instances, the Equity Committee throughout this time period, the parties could not reach an agreement on the terms of a consensual plan.
     On June 30, 2010, the December Plan Support Agreement and December Equity Commitment Agreement terminated by their terms. Under the terms of the confidentiality agreements entered into by the members of the Ad Hoc Noteholders’ Committee, Tronox had also agreed that the restrictions on trading would be lifted through the public release of all material non-public information on or before July 8, 2010. Accordingly, on July 7, 2010, prior to the expiration of Tronox’s Exclusive Filing Period (as defined below), Tronox filed its original plan of reorganization and related disclosure statement to cleanse the restricted Noteholders and put forth a proposed framework for emergence. The July 7 plan did not have the support of Tronox’s stakeholders. The United States still demanded more Cash and richer securities to make up for the perceived lack of value in Tronox’s June 21 straw man proposal. Tronox’s Noteholders (the obvious source of financing for the government’s cash demands) were unwilling to invest equity capital behind government-held securities with a substantial liquidation preference — and without certainty that all Governmental Environmental Entities (such as the Nevada Parties) would be supportive of the proposal.
     Following the filing of the Plan, the parties continued negotiations and conducted substantial additional diligence, culminating in a meeting on July 19, 2010 where the Nevada Parties and the United States articulated for the first time to Tronox, the Creditors’ Committee and the restricted Noteholders the level of consideration that would be required for such government parties to collectively support a global settlement. In the weeks that followed, the parties engaged in substantial additional diligence, telephone conferences and in-person meetings, eventually reaching agreement on the structure of the Plan and the funding thereof on or about August 3, 2010. On August 27, 2010, Tronox entered into the new Plan Support and Equity Commitment Agreements, which set forth the terms of the current proposed Plan.

     L. Exclusivity
     Throughout the Plan negotiation and development process, Tronox has remained mindful of the limits on its exclusive right to file a Plan. Under the Bankruptcy Code, a debtor has the exclusive right to file a plan of reorganization for an initial period of up to 120 days from the date on which the debtor filed for bankruptcy (the “Exclusive Filing Period”). If a debtor files a plan during the Exclusive Filing Period, then the debtor has the exclusive right for 180 days from the commencement of the case to solicit acceptances of its proposed plan of reorganization (the “Exclusive Solicitation Period” and together with the Exclusive Filing Period, the “Exclusive Periods”). During the Exclusive Periods, no other party in interest may file a competing plan of reorganization. A court may extend these initial Exclusive Periods for cause upon the request of a party in interest, but, as a result of recent amendments to the Bankruptcy Code, the Exclusive Filing Period may not be extended beyond 18 months after the Petition Date and the Exclusive Solicitation Period may not be extended beyond 20 months following the Petition Date. July 12, 2010 was the 18-month anniversary of the Petition Date and the date on which Tronox’s Exclusive Filing Period expired. The Exclusive Solicitation Period expires on September 13, 2010. Tronox believes that it is best positioned to file a proposed plan that is fair, equitable and maximizes recoveries to its constituents, and that any attempt by another party in interest to file a competing plan could result in significant delays, litigation and additional costs that could negatively affect value and creditor recoveries.
IV. SUMMARY OF THE PLAN
     A. Treatment of Unclassified Claims
          (i) General Administrative Claims.
     As specified in Article II of the Plan, unless otherwise agreed to by the Holder of a General Administrative Claim (which do not include Environmental Claims) and Tronox or Reorganized Tronox, as applicable (with the consent of the Creditors’ Committee and the Required Backstop Parties), each Holder of an Allowed General Administrative Claim will receive, in full satisfaction of its General Administrative Claim, Cash equal to the amount of such Allowed General Administrative Claim either: (a) on the Effective Date; (b) if the General Administrative Claim is not Allowed as of the Effective Date, 30 days after the date on which an order allowing such General Administrative Claim becomes a Final Order, or as soon thereafter as reasonably practicable; or (c) if the Allowed General Administrative Claim is based on a liability incurred by Tronox in the ordinary course of their business during the Postpetition Period, pursuant to the terms and conditions of the particular transaction giving rise to such Allowed General Administrative Claims, without any further action by the Holder of such Allowed General Administrative Claim.
               (a) Administrative Claims Bar Date
     Except as otherwise provided in Article II of the Plan, requests for payment of Administrative Claims must be filed and served on Reorganized Tronox pursuant to the procedures specified in the Confirmation Order (and the notice of entry of the Confirmation Order) no later than the Administrative Claims Bar Date, which shall be the 45th day after the Effective Date. Holders of Administrative Claims that are required to, but do not, file and serve a request for payment of such Administrative Claims by such date shall be forever barred, estopped and enjoined from asserting such Administrative Claims against Tronox or Reorganized Tronox or their property and such Administrative Claims shall be deemed discharged as of the Effective Date. Objections to such requests, if any, must be filed and served on Reorganized Tronox and the requesting party no later than 75 days after the Effective Date. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim previously Allowed by Final Order, including all Administrative Claims expressly Allowed under this Plan.

          (ii) Professional Compensation.
               (a) Final Fee Applications.
     All final requests for payment of Professional Fee Claims, including the Holdback Amount and Professional Fee Claims incurred during the period from Petition Date through the Confirmation Date, must be filed with the Bankruptcy Court and served on Tronox and counsel to the Creditors’ Committee no later than 60 days after the Confirmation Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court in the Chapter 11 Cases, the allowed amounts of such Professional Fee Claims as determined by Final Order of the Bankruptcy Court shall be paid by Reorganized Tronox in full in Cash.
               (b) Payment of Interim Amounts.
     Subject to the Holdback Amount, on the Effective Date, Tronox shall pay all amounts owing to Professionals for all outstanding amounts payable relating to prior periods through the Confirmation Date. To receive payment, on or before Effective Date, each Professional shall submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professional Fee Order.
               (c) Post-Confirmation Date Fees and Expenses.
     Except as otherwise specifically provided in the Plan, from and after the Confirmation Date, Tronox or Reorganized Tronox, as the case may be, shall, in the ordinary course of business and without any further notice to or action, order, or approval of the Bankruptcy Court, pay in Cash the reasonable legal, professional or other fees and expenses related to implementation and Consummation of the Plan incurred by Tronox or Reorganized Tronox. Except as otherwise specifically provided in the Plan, upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 and 1103 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Tronox or Reorganized Tronox, as the case may be, may employ and pay any Professional in the ordinary course of business without any further notice to or action, order or approval of the Bankruptcy Court.
          (iii) Replacement DIP Facility Claims
     The Replacement DIP Facility Claims shall be Allowed in full, including (i) all Claims for unpaid principal, interest and other charges outstanding on the Effective Date and (ii) all Claims for fees and expenses and other charges provided for under the Replacement DIP Documents. On the Effective Date, either (i) (x) the Allowed Replacement DIP Facility Claims shall convert into the Exit Financing in accordance with the terms of the Replacement DIP Documents, (y) Reorganized Tronox shall be bound by the Replacement DIP Documents (which shall thereupon constitute the Exit Facility Credit Documents), and (z) Reorganized Tronox shall assume the Allowed Replacement DIP Facility Claims in accordance with the terms of the Exit Credit Documents, or (ii) (w) the Allowed Replacement DIP Facility Claims shall be paid in full in Cash on the Effective Date, (x) all Existing Letters of Credit shall be terminated without liability to the issuer thereof or any agent or lender under the Replacement DIP Facility or such Existing Letters of Credit shall be cash collateralized in accordance with the terms of the applicable Exit Credit Documents, (y) Reorganized Tronox shall assume all contingent Claims under the Replacement DIP Documents that expressly survive the termination thereof, and (z) all financing commitments under the Replacement DIP Documents shall terminate in full.
          (iv) Priority Tax Claims
     Except to the extent that a Holder of an Allowed Priority Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Priority Tax Claim, each Holder of such Allowed Priority Tax Claim shall be paid in full in cash on the Effective Date, or as soon thereafter as is practicable, provided, however, that Tronox or Reorganized Tronox shall be authorized, at its option, and in lieu of payment in full in Cash of an Allowed Priority Tax Claim, to make deferred Cash payments on account thereof in the manner and to the extent permitted under section 1129(a)(9)(C) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on or before the Effective Date, such Claim shall be paid in full in Cash in accordance with the terms of any agreement between Tronox and such Holder, or as may be due and payable under applicable non-bankruptcy law or in the ordinary course of business.
          (v) United States Trustee Statutory Fees
     Tronox shall pay all United States Trustee quarterly fees under 28 U.S.C § 1930(a)(6), plus any interest due and payable under 31 U.S.C. § 3717 on all disbursements, including Plan payments and disbursements in and outside the ordinary course of Tronox’s businesses, for each quarter (including any fraction thereof) until the Chapter 11 Cases are converted, dismissed or closed, whichever occurs first.
     B. Classification and Treatment of Claims and Equity Interests
     In accordance with section 1122 of the Bankruptcy Code, the Plan places Claims and Equity Interests into one of the eight Classes listed in the table below, together with the respective status and voting rights of each Class:

Class	Claims and Equity Interests	Status	Voting Rights
Class 1	Priority Non-Tax Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)

Class 2	Secured Claims	Unimpaired	Not Entitled to Vote (Deemed to Accept)

Class 3	General Unsecured Claims	Impaired	Entitled to Vote

Class 4	Tort Claims	Impaired	Entitled to Vote

Class 5	Environmental Claims	Impaired	Entitled to Vote

Class 6	Indirect Environmental Claims	Impaired	Entitled to Vote

Class 7	Convenience Claims	Impaired	Entitled to Vote

Class 8	Equity Interests in Tronox Incorporated	Impaired	Entitled to Vote
          (i) Class 1 — Priority Non-Tax Claims.
     The Plan defines Priority Non-Tax Claims as any Claim, other than an Administrative Claim or a Priority Tax Claim, entitled to priority in right of payment under section 507(a) of the Bankruptcy Code.
     The Plan provides that except to the extent that a Holder of an Allowed Priority-Non Tax Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Priority Non-Tax Claim, each Holder of such Allowed Priority Non-Tax Claim shall be paid in full in Cash on or as soon as reasonably practicable after (a) the Effective Date or (b) the date on which such Priority Non-Tax Claim becomes Allowed.
     Class 1 is Unimpaired by the Plan. Each Holder of a Priority Non-Tax Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Priority Non-Tax Claims are not entitled to vote to accept or reject the Plan.
          (ii) Class 2 — Secured Claims.
     The Plan defines Secured Claims as any Claim that is Secured (but excluding any Claims under the Replacement DIP Facility).
     The Plan provides that except to the extent that a Holder of an Allowed Secured Claim agrees to a less favorable treatment, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Secured Claim, Holders of Allowed Secured Claims shall receive one of the following treatments, at the discretion of Tronox (with the reasonable consent of the Creditors’ Committee and Required Backstop Parties):

(a) Tronox or Reorganized Tronox shall pay such Allowed Secured Claim in full in Cash including the payment of any interest required to be paid under section 506(b) of the Bankruptcy Code; (b) Tronox or Reorganized Tronox shall deliver the collateral securing any such Allowed Secured Claim; or (c) Tronox or Reorganized Tronox shall otherwise treat any Allowed Secured Claim in any other manner such that the Claim shall be rendered Unimpaired.
     Class 2 is Unimpaired by the Plan. Each Holder of a Secured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, Holders of Secured Claims are not entitled to vote to accept or reject the Plan.
          (iii) Class 3 — General Unsecured Claims.
     The Plan defines General Unsecured Claims as any Unsecured Claim that is not an Intercompany Claim, an Environmental Claim, a Tort Claim, an Indirect Environmental Claim or a Convenience Claim. Class 3 expressly includes the Unsecured Notes Claim.
     The Plan provides that on the Effective Date, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed General Unsecured Claim, each Holder of an Allowed General Unsecured Claim will receive on account of such Allowed General Unsecured Claim its Pro Rata share of (a) the GUC Pool and (b) Rights to purchase New Common Stock pursuant to the terms of the Rights Offering.
     The GUC Pool is comprised of 50.9% of the New Common Stock to be issued and outstanding as of the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan and the New Warrants.
     The “Rights” referred to above refer to the rights to purchase shares of New Common Stock that will be given to all Eligible Holders of General Unsecured Claims and Indirect Environmental Claims on a Pro Rata basis based on their respective Allowed Claims (subject to rounding). The aggregate purchase price for the shares of New Common Stock issuable upon exercise of the Rights shall be $185 million. The Rights will only be transferable in connection with a transfer of the Claim against Tronox to which such Rights relate. Rights will only be granted to any person or entity who, as of the Rights Expiration Date, is (a) a Holder of an Allowed Class 3 General Unsecured Claim against Tronox, or (b) a Holder of an Allowed Class 6 Indirect Environmental Claim against Tronox; provided, however, that for Holders of Allowed Class 6 Indirect Environmental Claims, their respective Allowed Claim for purposes of participation in the Rights Offering shall be limited to 50% of the amount of such Allowed Claim. The materials for participating in the Rights Offering will be provided separately and Eligible Holders must comply with the instructions in such materials to subscribe for Rights.

To participate in the Rights Offering, your claim must be
Allowed on or before the Rights Expiration Date, which is November 10, 2010.
     As set forth in Article IX.B of the Plan, it is a condition precedent to the Effective Date that the aggregate amount of (a) Allowed General Unsecured Claims (excluding the Unsecured Notes Claim) and (b) Allowed Indirect Environmental Claims shall not exceed $160 million.
     Class 3 is Impaired by the Plan. Holders of General Unsecured Claims are entitled to vote to accept or reject the Plan.
          (iv) Class 4 — Tort Claims.
     The Plan defines Tort Claims as non-governmental Claims against Tronox, whether such Claims are known or unknown, whether by contract, tort or statute, whether existing or hereinafter arising, for death, bodily injury, sickness, disease, medical monitoring or other personal physical injuries or damage to property to the extent caused or allegedly caused directly or indirectly by the presence of or exposure to any product or toxin manufactured or disposed of, or other property owned, operated or used for disposal by, Tronox or any Entity for whose products or operations Tronox allegedly has liability, including all such Claims relating to the Owned Sites, the Other Sites, the Environmental Trust Assets, the Nevada Assets or the Retained Assets to the extent owned, operated or used for disposal by, Tronox prior to the Effective Date and not by Reorganized Tronox, including Non-Asbestos Toxic Exposure Claims (i.e. — benzene and creosote claims), Property Damage Claims (including NORM claims), Asbestos Claims and Claims of Future Tort Claimants. For the avoidance of doubt, Tort Claims do not include any workers’ compensation claims brought directly by a past or present employee of Tronox under an applicable workers’ compensation statute, which claims are unimpaired under the Plan and will continue to be administered by Reorganized Tronox in the ordinary course.
     The Plan provides that in full and final satisfaction, settlement, release and discharge of and in exchange for each Tort Claim, Holders of Allowed Tort Claims will receive on account of such Allowed Tort Claims a Distribution from the Tort Claims Trust in accordance with the Tort Claims Distribution Procedures. Pursuant to Article IV.C of the Plan, on the Effective Date, Tronox will establish the Tort Claims Trust (to be administered by the Tort Claims Trustee pursuant to the Tort Claims Trust Agreement) and transfer to the Tort Claims Trust the following consideration:
a)	the right to 12% of the proceeds of the Anadarko Litigation (together with any other fee sharing or other arrangements to be agreed upon in good faith by the United States and holders of Tort Claims, which agreement will be set forth in the Anadarko Litigation Trust Agreement);

b)	the Funded Tort Claims Trust Amount (which consists of $12.5 million in Cash); and

c)	the Tort Claims Insurance Assets.
     Pursuant to Article IV of the Plan, the Tort Claims Trust Distributable Amount will be distributed in accordance with the Tort Claims Trust Agreement along the following parameters:
a)	6.25% to Holders of Allowed Indirect Environmental Claims if the aggregate amount of Allowed Indirect Environmental Claims is equal to or greater than $80 million, such that the aggregate amount of Allowed Indirect Environmental Claims to be paid out of the Tort Claims Trust Distributable Amount is equal to or greater than $40 million; provided that if the aggregate amount of Allowed Indirect Environmental Claims to be paid out of the Tort Claims Trust is less than $40 million, then the percentage shall be proportionally reduced (for example, if the aggregate amount of Allowed Indirect Environmental Claims is $20 million, then Holders of Allowed Indirect Environmental Claims shall receive 50% of the above allocated percentage of the Tort Claims Trust Distributable Amount, or 3.125%);

b)	6.25% to Holders of Asbestos Claims and Future Tort Claimants;

c)	6.25% to Holders of Property Damage Claims if the aggregate amount of Allowed Property Damage Claims is equal to or greater than $50 million; provided that if the aggregate amount of Allowed Property Damage Claims is less than $50 million, then the 6.25% shall be proportionally reduced (for example, if the aggregate amount of Allowed Property Damage Claims is $25 million, then Holders of Property Damage Claims shall receive 50% of 6.25%, or 3.125%, of the Tort Claims Trust Distributable Amount).; and

d)	the remaining Tort Claims Trust Distributable Amount shall be distributed to Holders of Non-Asbestos Toxic Exposure Claims.
The sole recourse of Holders of Tort Claims shall be the Tort Claims Trust, and such Holders shall have no right an any time to assert Tort Claims against Reorganized Tronox. Final determinations with respect to the allowance or disallowance of Tort Claims for distribution purposes will be made in accordance with the Tort Claims Trust Distribution Procedures.

     Class 4 is Impaired by the Plan. Holders of any Tort Claim that is not subject to an objection filed by Tronox or any other party in interest as of the date that is thirty (30) days before the Voting Deadline shall be entitled to vote to accept or reject the Plan.
          (v) Class 5 — Environmental Claims.
     The Plan defines Environmental Claims as all civil claims asserted by any Government Environmental Entity against, and other civil responsibilities, obligations or liabilities of, Tronox with respect to the Owned Sites and Other Sites, relating to or arising under CERCLA, RCRA or any other Environmental Law, including claims for restoration, corrective action or remediation of environmental or natural resource conditions, the treatment of which Environmental Claims is set forth in the Environmental Claims Settlement Agreement.
     Each Holder of an Environmental Claim shall be entitled to treatment of its Environmental Claim and receive such consideration as is provided in the Environmental Claims Settlement Agreement, all as more fully described in Article IV of the Plan. The sole recourse of Holders of Environmental Claims shall be in accordance with the rights of such Holders set forth in the Environmental Claims Settlement Agreement. On the Effective Date, Tronox will establish the Environmental Response Trusts and transfer to or for the benefit of such Environmental Response Trusts and/or certain of the Government Environmental Entities the following consideration (to be allocated in accordance with the Environmental Claims Settlement Agreement): (a) the right to 88% of the proceeds of the Anadarko Litigation; (b) the Funded Environmental Amount (which consists of $270 million in Cash); (c) the Environmental Trust Assets; (d) the Nevada Assets; and (e) the Environmental Insurance Assets.
     As described in the Executive Summary in section I of this Disclosure Statement, the Environmental Response Trusts and/or the Government Environmental Entities provide Tronox and Reorganized Tronox with a discharge and/or covenants not to sue with respect to Tronox’s liability for go-forward cleanup costs associated with the Owned Sites (title to which will be transferred to the Environmental Response Trusts) and certain Other Sites in exchange for the package of consideration listed in the previous paragraph. For a further discussion of the Environmental Settlement Agreement and establishment of the Environmental Response Trusts, see Article IV.E(iii).
     Class 5 is Impaired by the Plan. Holders of Environmental Claims are entitled to vote to accept or reject the Plan.
          (vi) Class 6 — Indirect Environmental Claims
     The Plan defines Indirect Environmental Claims as any Claim held by a private party for breach of contract, indemnification, contribution, reimbursement or cost recovery related to environmental monitoring or remediation, including Claims for contribution or direct costs under any Environmental Law.
     The Plan provides that in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Indirect Environmental Claim, Holders of Allowed Indirect Environmental Claims will have their Allowed Claims split for purposes of sharing in the Distributions to Holders of Allowed General Unsecured Claims and Allowed Tort Claims, as follows:
a)	50% of the amount of each Allowed Indirect Environmental Claim will be treated in accordance with the treatment provided to Class 3 General Unsecured Claims, and will receive its Pro Rata share of (a) the GUC Pool and (b) Rights to participate in the Rights Offering; provided, however, that if the Indirect Environmental Claim is Allowed in an amount equal to or less than $500, the first 50% of the Allowed Indirect Environmental Claim will be a Convenience Claim and receive the treatment set forth in Class 7; and

b)	50% of the amount of each Allowed Indirect Environmental Claim will receive its Pro Rata share of the Tort Claims Trust Distributable Amount allocated to Allowed Indirect Environmental Claims.

     The “Rights” referred to above refer to the rights to purchase shares of New Common Stock that will be given to all Eligible Holders of General Unsecured Claims and Indirect Environmental Claims on a Pro Rata basis based on their respective Allowed Claims (subject to rounding). The aggregate purchase price for the shares of New Common Stock issuable upon exercise of the Rights shall be $185 million. The Rights will only be transferable in connection with a transfer of the Claim against Tronox to which such Rights relate. Rights will only be granted to any person or entity who, as of the Rights Expiration Date, is (a) a Holder of an Allowed Class 3 General Unsecured Claim against Tronox, or (b) a Holder of an Allowed Class 6 Indirect Environmental Claim against Tronox; provided, however, that for Holders of Allowed Class 6 Indirect Environmental Claims, their respective Allowed Claim for purposes of participation in the Rights Offering shall be limited to 50% of the amount of such Allowed Claim. The materials for participating in the Rights Offering will be provided separately and Eligible Holders must comply with the instructions in such materials to subscribe for Rights.

To participate in the Rights Offering, your claim must be
Allowed on or before the Rights Expiration Date, which is November 10, 2010.
     As set forth in Article IX.B of the Plan, it is a condition precedent to the Effective Date that the aggregate amount of (a) Allowed General Unsecured Claims (excluding the Unsecured Notes Claim) and (b) Allowed Indirect Environmental Claims shall not exceed $160 million.
     Class 6 is Impaired by the Plan. Holders of Indirect Environmental Claims are entitled to vote to accept or reject the Plan.
          (vii) Class 7 — Convenience Claims.
     The Plan defines Class 7 Convenience Claims as any (a) Allowed General Unsecured Claim in an amount equal to or less than $250 and (b) 50% of an Allowed Indirect Environmental Claim in an amount equal to or less than $500.
     The Plan provides that on the later of the Effective Date and as soon as practicable after such Convenience Claim becomes Allowed, in full and final satisfaction, settlement, release and discharge of and in exchange for each Allowed Convenience Claim, each Holder of an Allowed Convenience Claim shall receive payment in Cash of 89% of the amount of such Allowed Convenience Claim, which payments shall be funded by the Backstop Parties through the purchase of the shares of New Common Stock to which the Holders of such Claims would otherwise have been entitled, in lieu of receiving a distribution of New Common Stock.
     If a holder of an Allowed General Unsecured Claim holds two or more Claims, one of which is in an amount less than $250 or $500 (as the case may be) but an aggregated total of its Claims would be greater than $250 or $500 (as the case may be) such holder may elect to aggregate such claims for the purpose of participating in the Rights Offering.
     Class 7 is Impaired by the Plan. Holders of Convenience Claims are entitled to vote to accept or reject the Plan.
          (viii) Class 8 — Equity Interests in Tronox Incorporated.
     The Plan provides that on and after the Effective Date, all Equity Interests shall be cancelled and shall be of no further force and effect, whether surrendered for cancellation or otherwise. For settlement purposes only, the Plan provides that Class 8 may vote to accept or reject the Plan.
     If Class 8 votes in favor of the Plan, on the Effective Date, each Holder of an Equity Interest in Tronox Incorporated shall receive its Pro Rata share of the New Warrants.
     If Class 8 votes to reject the Plan, Holders of Equity Interests in Tronox Incorporated shall receive no Distribution.

     Pursuant to section 1129(b)(2) of the Bankruptcy Code, to the extent all other Voting Classes do not vote to accept the Plan and Tronox pursues non-consensual confirmation, Class 8 may not be entitled to any recovery, regardless of whether Class 8 votes in favor of or against the Plan.
C. Certain Special Provisions
          (i) Intercompany Claims
     Notwithstanding anything in the Plan to the contrary, on the Effective Date or as soon thereafter as is reasonably practicable, at the option of Tronox or Reorganized Tronox (with the consent of the Creditors’ Committee and the Required Backstop Parties), all Intercompany Claims will be: (a) preserved and reinstated, in full or in part; (b) cancelled and discharged, in full or in part, in which case such discharged and satisfied portion shall be eliminated and the Holders thereof shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such portion under the Plan; (c) eliminated or waived based on accounting entries in Tronox’s or Reorganized Tronox’s books and records and other corporate activities by Tronox or Reorganized Tronox in their discretion; or (d) contributed to the capital of the obligation entity.
          (ii) Special Provision Governing Unimpaired Claims
     Except as otherwise provided in the Plan, nothing under the Plan shall affect Tronox’s rights in respect of any Unimpaired Claims, including, all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims.
          (iii) Subordinated Claims
     The allowance, classification, and treatment of all Allowed Claims and the respective Distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise. Pursuant to section 510 of the Bankruptcy Code, Tronox reserves the right to re-classify any Allowed Claim or Equity Interest in accordance with any contractual, legal or equitable subordination rights relating thereto.
     D. Acceptance or Rejection of the Plan
          (i) Voting Classes.
     Classes 3, 4, 5, 6, 7 and 8 are Impaired under the Plan and are entitled to vote to accept or reject the Plan.
          (ii) Presumed Acceptance of the Plan.
     Classes 1 and 2 are Unimpaired under the Plan. The Holders of Claims in such Classes are deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.
          (iii) Confirmation Pursuant to Sections 1129(a)(10) and 1129(b) of the Bankruptcy Code
     Section 1129(a)(10) of the Bankruptcy Code shall be satisfied for purposes of Confirmation by acceptance of the Plan by any one of Classes 3, 4, 5, 6, 7 and 8. Tronox shall seek Confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims.
     E. Certain Means for Implementation of the Plan
          (i) General Settlement of Claims
     As discussed in detail in herein and as provided in the Plan, pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, Distributions, releases, and other benefits provided under the Plan, upon the Effective Date, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and Equity Interests and controversies resolved pursuant to the Plan. Subject to Article VI of the Plan, all Distributions made to Holders of Allowed Claims or Equity Interests in any Class are intended to and shall be final.
          (ii) Deemed Substantive Consolidation
     The Plan shall serve as a motion by Tronox seeking entry of a Bankruptcy Court order deeming the substantive consolidation of all of the Estates into a single consolidated Estate for certain limited purposes related to the Plan, including voting, Confirmation and Distribution.
     If the deemed substantive consolidation of all of the Estates is ordered, then on and after the Effective Date, all assets and liabilities of the Tronox Debtors shall be treated as though they were merged into the Estate of Tronox Incorporated for all purposes associated with voting, Confirmation and Distribution, and, subject to Article II of the Plan, all guarantees by any Tronox Debtor of the obligations of any other Tronox Debtor shall be eliminated so that any Claim and any guarantee thereof by any other Tronox Debtor, as well as any joint and several liability of any Tronox Debtor with respect to any other Tronox Debtor shall be treated as one collective obligation of the Tronox Debtors. Deemed substantive consolidation shall not affect the legal and organizational structure of Reorganized Tronox or its separate corporate existence or that of its subsidiaries and affiliates or any prepetition or postpetition guarantees, Liens, or security interests that are required to be maintained under the Bankruptcy Code, the Plan, the Exit Credit Documents, any contract, instrument or other agreement or document pursuant to the Plan, or, in connection with contracts or leases that were assumed or entered into during the Chapter 11 Cases. Any alleged defaults under any applicable agreement with the Tronox Debtors, Reorganized Tronox or their Affiliates arising from deemed substantive consolidation under the Plan shall be deemed cured as of the Effective Date.
     The deemed substantive consolidation of Tronox’s estates as set forth in the Plan is a component of the consensual global settlement among Tronox and its creditor stakeholders, and is intended to facilitate implementation of the Plan and the compromises reflected therein by resolving a dispute as to the propriety of substantive consolidation without the expense or delay associated with a litigated result. The foregoing notwithstanding, Tronox and the other settling parties reserve all of their rights to contest whether and to what extent deemed substantive consolidation is appropriate if the Plan is not confirmed or the aforementioned global settlement is altered or materially modified.
     Notwithstanding the deemed substantive consolidation provided for herein, nothing shall affect the obligation of each and every Tronox Debtor to pay Quarterly Fees to the Office of the United States Trustee Pursuant to 28 U.S.C. §1930 until such time as a particular case is closed, dismissed or converted.
          (iii) Environmental & Tort Claims Settlements
               (a) Environmental Claims Settlement Agreement
     In connection with the Plan, Tronox, the United States and the applicable Government Environmental Entities will enter into the Environmental Claims Settlement Agreement regarding the Environmental Claims, the Owned Sites and the Other Sites. The Environmental Claims Settlement Agreement will be included in the Plan Supplement.
     The Environmental Claims Settlement Agreement will govern the operation of the Environmental Response Trusts and the role of the United States and the relevant Government Environmental Entities in approving funding of environmental activities, including response or remedial actions, corrective action, closure, post-closure care and restoration for the duration of the Environmental Response Trusts. Tronox and Reorganized Tronox shall have no responsibility or involvement with respect to the Environmental Response Trusts once they are established and funded in accordance with the Plan, provided that to the extent not completed on or before the Effective Date, Reorganized Tronox will use commercially reasonable efforts to provide the Environmental Response Trusts access to all files and information related to the Owned Sites and the Other Sites. The Environmental Claims Settlement

Agreement shall be submitted for public notice and comment as required under federal environmental law and, where applicable, state environmental law of the state in which the applicable property is located.
     The Environmental Claims Settlement Agreement shall (a) contain covenants not to sue (or, for certain states, to the extent allowable under applicable state and federal law, releases of any Environmental Claims) Tronox, Reorganized Tronox and any successors in interest (including any Claims and actions pursuant to sections 106 and 107 of CERCLA); and (b) provide that Tronox, Reorganized Tronox and any successors in interest shall have protection from contribution actions or Claims with respect to the Owned Sites and the Other Sites (including pursuant to section 113 of CERCLA).
     The relevant Governmental Environmental Entity and Tronox or Reorganized Tronox, as the case may be, shall file any necessary pleading with the applicable district court seeking to modify applicable consent decrees or related documents, if any, regarding the Owned Sites and the Other Sites, to conform to the Environmental Claims Settlement Agreement and remove any Tronox Debtor as a party to such consent decree after the Effective Date.
     Notwithstanding anything to the contrary herein, in the Plan or in the Confirmation Order, nothing shall release, nullify, or preclude any liability of Reorganized Tronox as the owner or operator of a property of Reorganized Tronox with respect to any properties owned or operated after the Effective Date (other than with respect to Henderson, Nevada as set forth below in the section entitled “Lease Relating to Henderson Facility”) and the Confirmation Order shall so provide.
               (b) Creation and Funding of Environmental Response Trusts
     On the Effective Date, Tronox will establish the Environmental Response Trusts, to which Tronox will transfer the Owned Sites free and clear of all Liens, Claims and Encumbrances other than any liability to governmental entities expressly provided for in the Environmental Response Trust Agreement and the Environmental Claim Settlement Agreement, which agreements shall be included in the Plan Supplement. The Environmental Response Trusts will be administered by the Environmental Response Trustees. Pursuant to the Environmental Response Trust Agreements, the Environmental Response Trusts shall conduct and fund environmental activities, including response or remedial actions, removal actions, corrective action, closure, post-closure care and restoration of or related to the Owned Sites and certain of the Other Sites. As set forth in the Environmental Response Trust Agreements, any property placed into a Environmental Response Trust may be sold or transferred with the approval of the United States and the Government Environmental Entity or Entities of the state in which the property is located, and the proceeds shall be retained by such Environmental Response Trust to be used as provided in the Environmental Response Trust Agreements (a) for costs of administration, (b) to conduct or fund any remaining environmental activities relating to such property, or (c) to reimburse any entity performing such environmental activities.
     The Environmental Response Trusts and/or certain Government Environmental Entities will receive on the Effective Date (a) a portion (which may be all) of the Funded Environmental Amount as set forth in the Environmental Claims Settlement Agreement; (b) the right to 88% of the Proceeds of the Anadarko Litigation; (c) the Environmental Trust Assets; (d) the Nevada Assets; and (e) the Environmental Insurance Assets.
     In accordance with the Environmental Response Trust Agreements, upon completion of environmental activities and reimbursement of any costs therefor required for an Owned Site or certain of the Other Sites, any funds held for that site by the Environmental Response Trust shall be transferred (a) first, in accordance with instructions provided by the United States and the appropriate state, to the account for any other Owned Sites in that state with remaining environmental activities to be performed related to such sites and a need for additional trust funding; (b) second, in accordance with instructions provided by the United States after consultation with the states, to accounts for Owned Sites in other States with remaining environmental activities to be performed related to the sites and a need for additional trust funding; (c) to certain of the Other Sites; and (d) fourth, to the “Superfund” established under CERCLA.
     Except as otherwise provided in the Plan or the Plan Supplement, on the Effective Date, the Environmental Response Trusts will assume responsibility for, and, to the extent applicable, shall reimburse Reorganized Tronox for (a) the payment of any and all utility services, fees and property or other taxes related to such Owned Site that arise, accrue or relate to any period on or after the Effective Date and (b) the Pro Rata share of any payments owed to Assessment Technologies, Ltd. (“ATL”), pursuant to the Bankruptcy Court’s order [Dkt. No. 490] approving Tronox’s retention of ATL, that relate to Tax Savings (as defined in Exhibit 1 to Dkt. No. 490) related to such Owned Site for any tax period or portion thereof that occurs on or after the Effective Date, provided, however, that any increased tax liability that is assessed during the protest period relating to tax liability related to any tax period or portion thereof that occurs prior to the Effective Date shall remain the responsibility of Tronox. On the Effective Date, any utility or other deposit held by a utility provider or other entity shall be returned to Tronox, after application of any outstanding balance owed to such utility provider or other entity.
               (c) Lease Relating to Henderson Facility
     Reorganized Tronox and the applicable Environmental Response Trust shall have entered into a lease agreement relating to the Henderson Facility, on terms satisfactory to the Required Backstop Parties, the Creditors’ Committee and the relevant government agencies, including the Nevada Parties, the terms of which lease shall specify that Reorganized Tronox is not responsible for costs of any environmental remedial action or restoration associated with the presence or releases of hazardous substances from or at any portion of the Henderson Facility prior to the Effective Date and all areas affected by natural migration of such substances therefrom whether prior to or after the Effective Date, except to the extent exacerbated by any act or omission of Reorganized Tronox after the Effective Date. Notwithstanding the rent for which Reorganized Tronox will be responsible under the lease, the rent for the Henderson Facility will be set at up to $10.5 million for the first term, provided that such amount shall then be deducted from the Funded Environmental Amount and allocated and paid on account of the lease on the Effective Date.
     Reorganized Tronox shall exercise commercially reasonable due care at the Henderson Facility with respect to existing contamination and shall comply in all material respects with all applicable local, state and federal laws and regulations. Nothing in the previous sentence shall require Reorganized Tronox to clean up existing contamination in or under the ground except to the extent materially exacerbated by any act or omission of Reorganized Tronox after the Effective Date.
     Reorganized Tronox recognizes that the implementation of response actions at the Henderson Facility may interfere with Reorganized Tronox’s use of the property, and may require commercially reasonable accommodation from Reorganized Tronox. Reorganized Tronox agrees to cooperate fully with the EPA, the Nevada Division of Environmental Protection (the “NDEP”) and other relevant state agencies in the implementation of response actions at the Henderson Facility. The EPA and the NDEP, consistent with their responsibilities under applicable law, will use reasonable efforts to minimize any interference with Reorganized Tronox’s operations by such entry and response at the Henderson Facility.
     The lease shall contain customary provisions relating to indemnity by a tenant with respect to the operation of the tenant at the leased property following the Effective Date. For the avoidance of doubt, Reorganized Tronox shall have liability as an operator of the Henderson Facility, and shall be responsible for related response action, if any, to the extent such liability or responsibility relates to releases of hazardous substances from any portion of the Henderson Facility due to any act or omission of Reorganized Tronox after the Effective Date.
     Notwithstanding anything to the contrary herein or in the Plan, the terms of the lease relating to the Henderson Facility remain subject to final agreement and documentation reasonably acceptable to Tronox, the Creditors’ Committee, the Backstop Parties, the United States and the Nevada Parties.
               (d) Creation of Tort Claims Trust
     On the Effective Date, Tronox will establish the Tort Claims Trust. The Tort Claims Trust will be governed by the Tort Claims Trust Agreement, the form of which will be included in the Plan Supplement, and administered by the Tort Claims Trustee.
     The Tort Claims Trust shall be funded with the following: (a) the right to 12% of the proceeds of the Anadarko Litigation (together with the benefit of any other arrangements to be negotiated in good faith by the

United States and representatives for holders of Tort Claims), in accordance with the Anadarko Litigation Trust Agreement, (b) the Funded Tort Claims Trust Amount and (c) the Tort Claims Insurance Assets. The sole recourse of Holders of Tort Claims shall be the Tort Claims Trust, and such Holders shall have no right at any time to assert Tort Claims against Reorganized Tronox or any of its assets.
     Holders of Allowed Tort Claims will receive on account of such Allowed Tort Claims a Distribution from the Tort Claims Trust in accordance with the Tort Claims Trust Distribution Procedures. The Tort Claims Trust will provide for the allocations set forth in section IV.B.iv above.
     Tronox and Reorganized Tronox shall not be required to pay any fee or expense for, or assume any liabilities related to, the operation or administration of the Tort Claims Trust or any other arrangement established with respect to the determination, satisfaction or resolution of any issues related to the Tort Claims (which fees and expenses shall be covered by funds contributed to the Tort Claims Trust).
               (e) Creation of the Anadarko Litigation Trust
     On the Effective Date, Tronox will establish the Anadarko Litigation Trust, to which it will contribute its rights to the Anadarko Litigation. The Anadarko Litigation Trust will be governed by the Anadarko Litigation Trust Agreement, which is included in the Plan Supplement.
     The United States and Tronox, in consultation with certain representatives of Holders of Tort Claims (and certain other Government Environmental Entities, including the Nevada Parties, shall jointly appoint the Anadarko Litigation Trustee to administer the Anadarko Litigation Trust. The United States shall have the right to approve the Anadarko Litigation Trustee. The Anadarko Litigation Trust will be funded on the Effective Date by a portion of the Funded Environmental Amount, as set forth in the Environmental Claims Settlement Agreement (which, for the avoidance of doubt, may be $0). Representatives of the United States, certain other Governmental Environmental Entities, and certain representatives of the holders of Tort Claims will have certain agreed rights concerning the pursuit of the Anadarko Litigation. The Anadarko Litigation Trust Agreement provides that Reorganized Tronox shall have no responsibility, obligation or liability with respect to the Anadarko Litigation, other than to retain or transfer to the Anadarko Litigation Trustee books, records and documents relevant to the Anadarko Litigation and to use commercially reasonable efforts to cooperate with the Anadarko Litigation Trustee, and provides that the Anadarko Litigation Trust will reimburse Reorganized Tronox for its reasonable and documented expenses incurred in cooperating with the Anadarko Litigation Trustee. The Anadarko Litigation Trust Agreement also will provide for Reorganized Tronox to have access to the expert liability report being prepared in connection with the Anadarko Litigation, as well as to the expert drafting such report.
     Fees, costs and expenses incurred in connection with the administration of the Anadarko Litigation Trust and the prosecution of the Anadarko Litigation after the Effective Date, including fees and expenses incurred by professionals retained by the Anadarko Litigation Trustee, shall be borne by the Anadarko Litigation Trust and Reorganized Tronox shall have no responsibility, obligation or liability with respect thereto. Professional fees and expenses may be paid in accordance with the terms of a special fee arrangement with the Anadarko Litigation Trust, which the United States shall negotiate in good faith with certain other Government Environmental Entities and certain representatives of Holders of Tort Claims. Kirkland & Ellis LLP may represent the Anadarko Litigation Trust on a special fee arrangement basis in the prosecution of the Anadarko Litigation. For the avoidance of doubt, the Anadarko Litigation Trust shall not be liable for any fees, costs or expenses incurred in connection with the prosecution of the Anadarko Litigation prior to the Effective Date.
     The Anadarko Litigation Trustee shall (a) pursue the Anadarko Litigation and (b) distribute any recovery as a result thereof in accordance with the Anadarko Litigation Trust Agreement as follows: (i) 88% to the Government Environmental Entities in accordance with the Environmental Claims Settlement Agreement and the Environmental Response Trust Agreements and (ii) 12% to the Holders of Tort Claims by delivery to the Tort Claims Trust. Pursuant to the Anadarko Litigation Trust Agreement, the United States has the right to approve or reject any proposed settlement of the Anadarko Litigation, after consultation with certain other Government Environmental Entities and certain representatives of holders of Tort Claims, all in accordance with the terms of the Anadarko Litigation Trust Agreement.

     In addition, the United States, separate from its participation in the Anadarko Litigation Trust, shall continue to enjoy the rights to participate in the Anadarko Litigation provided to it under the Order Approving Revised Stipulation and Order with Respect to Federal Debt Collection Procedures Act, signed August 20, 2009 [Adv. Proc. No. 09-01198, Dkt. No. 52].
          (iv) Exit Debt and Equity Financing
               (a) Exit Financing
     If all or any portion of the Replacement DIP Facility is converted into all or any portion of the Exit Financing in accordance with the terms of the Replacement DIP Agreement, then on the Effective Date and without further notice to or order or other approval of the Court, act or action under applicable law, regulation, order or rule or the vote, consent, authorization or approval of any person or entity (including the boards of directors of the Tronox Debtors) except for the Confirmation Order and as otherwise required by the Replacement DIP Documents: (a) Reorganized Tronox shall assume the Replacement DIP Agreement and the other Replacement DIP Documents, and without limiting the foregoing, Reorganized Tronox shall assume the Replacement DIP Facility Claims on the terms and conditions set forth in the Replacement DIP Documents, which from and after the Effective Date shall constitute Exit Credit Documents; (b) all Replacement DIP Documents, as Exit Financing Credit Documents, shall remain in full force and effect on and after the Effective Date, and all Liens, rights, interests, duties and obligations thereunder shall be shall survive the Effective Date and shall continue to secure all Replacement DIP Facility Claims assumed by Reorganized Tronox and all other obligations under the Exit Credit Documents. Without limiting the generality of the foregoing, all Liens and security interests granted pursuant to the Replacement DIP Documents to the Replacement DIP Agent and/or the lenders under the Replacement DIP Documents and all other Liens and security interests granted pursuant to the Exit Credit Documents shall be (i) valid, binding, perfected and enforceable Liens and security interests in the personal and real property described in such documents, with the priorities established in respect thereof under applicable non-bankruptcy law and (ii) not subject to avoidance, recharacterization or subordination under any applicable law; and (c) Reorganized Tronox shall, and is authorized to, enter into and perform and to execute and deliver an Accession and Novation Agreement (as defined in the Replacement DIP Agreement) and such other agreements, instruments or documents reasonably requested by the Replacement DIP Agent (in form and substance acceptable to the Replacement DIP Agent) to evidence or effectuate the conversion of the Replacement DIP Facility to all or part of the Exit Financing in accordance with the terms of the Replacement DIP Documents. Without limiting the foregoing, Reorganized Tronox shall pay, as and when due, all fees and expenses and other amounts provided under the Exit Credit Documents.
     To the extent Reorganized Tronox obtains Exit Financing in lieu of, or in addition to, the conversion of all or any portion of the Replacement DIP Facility into the Exit Financing, then, on the Effective Date and without further notice to or order or other approval of the Court, act or action under applicable law, regulation, order or rule or the vote, consent, authorization or approval of any person or entity (including the boards of directors of the Tronox Debtors), except for the Confirmation Order and as otherwise required by the applicable Exit Credit Documents, Reorganized Tronox shall, and is authorized to, enter into and perform and to execute and deliver one or more Exit Credit Agreements and other Exit Credit Documents with respect to such Exit Financing and shall complete such Exit Financing (on terms and conditions reasonably satisfactory to the Creditors’ Committee and the Required Backstop Parties) to fund the repayment of all Replacement DIP Facility Claims that are not converted into Exit Financing in accordance with the terms of the Replacement DIP Documents, the distributions under the Plan, ongoing business operations and working capital needs. Without limiting the foregoing, Reorganized Tronox shall pay, as and when due, all fees and expenses and other amounts provided under the Exit Credit Documents relating to such Exit Financing.
     Confirmation of the Plan shall be deemed (a) approval of the Exit Financing (and if, applicable, approval of the conversion of the Replacement DIP Facility into all or a portion of the Exit Financing), and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by Reorganized Tronox in connection therewith, including the payment of all fees, indemnities and expenses provided for by the Exit Credit Documents (including, if applicable, all Replacement DIP Documents comprising the Exit Credit Documents), and (b) authorization to enter into and perform under the Exit Credit Documents. The Exit Credit Documents shall constitute legal, valid, binding and authorized obligations of Reorganized Tronox, enforceable in accordance with their terms. The financial accommodations to be extended pursuant to the Exit

Credit Documents are being extended, and shall be deemed to have been extended, in good faith, for legitimate business purposes, are reasonable, shall not be subject to avoidance, recharacterization or subordination (including equitable subordination) for any purposes whatsoever, and shall not constitute preferential transfers, fraudulent conveyances or other voidable transfers under the Bankruptcy Code or any other applicable non-bankruptcy law. On the Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Credit Documents (w) shall be deemed to be approved, (x) shall be legal, binding and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Credit Documents, (y) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Credit Documents, and (z) shall not be subject to avoidance, recharacterization, or subordination (including equitable subordination) for any purposes whatsoever and shall not constitute preferential transfers, fraudulent conveyances or other voidable transfers under the Bankruptcy Code or any applicable non-bankruptcy law. Reorganized Tronox and the persons and entities granted such Liens and security interests are authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such liens and security interests under the provisions of the applicable state, provincial, federal or other law (whether domestic or foreign) that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order, or in the case of Liens and security interests granted pursuant to the Replacement DIP Documents, by virtue of the interim and final orders of the Court approving same, and any such filings, recordings, approvals and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties. To the extent that any Holder of a Secured Claim that has been satisfied or discharged in full pursuant to the Plan, or any agent for such Holder, has filed or recorded publicly any Liens and/or security interests to secure such Holder’s Secured Claim, then as soon as practicable on or after the Effective Date, such Holder (or the agent for such Holder) shall take any and all steps requested by Tronox, Reorganized Tronox or any administrative agent under the Exit Credit Documents that are necessary to cancel and/or extinguish such publicly-filed Liens and/or security interests, in each case all costs and expenses in connection therewith to be paid by Tronox or Reorganized Tronox.
     On the Effective Date, all Existing Letters of Credit shall be terminated, cash collateralized, replaced or reinstated in accordance with their terms and the terms of the Replacement DIP Agreement and any other applicable Exit Credit Documents.
     Notwithstanding anything to the contrary in this Plan, the Court shall have no jurisdiction over any matters first arising under the Exit Credit Documents after the Effective Date.
               (b) The Rights Offering
     Tronox shall conduct the Rights Offering in accordance with the Rights Offering Procedures attached to the Plan as Exhibit 1. The Rights Offering consists of an offering of New Common Stock for $185 million in Cash, which shall be open to all Eligible Holders. Eligible Holders will be given “Rights” to purchase shares of New Common Stock on a Pro Rata basis, based on a 17.6% discount to the Plan total enterprise value of Reorganized Tronox of $1,063 million, in exchange for an aggregate of up to 45.5% of the New Common Stock issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan and exercise of the New Warrants. Eligible Holders will receive separate documentation for the purposes of being able to exercise the Rights and must comply with the instruction materials to subscribe for Rights.
     The Backstop Parties have agreed to backstop the Rights Offering for consideration of 8% of the $185 million equity commitment, payable in the form of additional equity to the Backstop Parties (approximately 3.6% of the New Common Stock issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan and exercise of the New Warrants). In the event the Equity Commitment Agreement is terminated, the Backstop Parties are entitled to Cash consideration as set forth in the Equity Commitment Agreement.
          (v) Cash Consideration to Fund Plan Distributions
     Tronox shall fund Distributions under the Plan in part with Cash on hand, including Cash from operations, the proceeds of the Exit Financing and the Rights Offering. Payments to Holders of Convenience Claims shall be funded by the Backstop Parties through the purchase of the shares of New Common Stock to which the Holders of Convenience Claims would otherwise have been entitled, in lieu of receiving their Pro Rata share of the GUC Pool.
     Tronox and Reorganized Tronox will be entitled to transfer funds between and among themselves as they determine to be necessary or appropriate to enable Reorganized Tronox to satisfy its obligations under the Plan. Except as set forth herein, any changes in intercompany account balances resulting from such transfers will be accounted for and settled in accordance with Tronox’s historical intercompany account settlement practices and will not violate the terms of the Plan.
     From and after the Effective Date, Reorganized Tronox, subject to any applicable limitations set forth in any post-Effective Date financing arrangement, shall have the right and authority without further order of the Bankruptcy Court to raise additional or replacement capital and obtain additional or replacement financing as the boards of directors of the applicable Reorganized Tronox Debtors deem appropriate.
          (vi) Issuance of New Common Stock
     The Plan authorizes the issuance of the New Common Stock by Reorganized Tronox Incorporated, including pursuant to the Rights Offering options, restricted stock or other equity awards reserved for the Management Equity Plan, without the need for any further corporate action or without any further action by the Holders of Claims. On the Effective Date, 6,819,857 shares of New Common Stock shall be issued pursuant to the Rights Offering and 7,634,554 shares of New Common Stock shall be issued to the GUC Pool for Distribution as described in Article III.B.3 of the Plan.
     All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid and non-assessable. Each Distribution and issuance referred to in Article VI of the Plan shall be governed by the terms and conditions set forth in the Plan applicable to such Distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such Distribution or issuance, which terms and conditions shall bind each Entity receiving such Distribution or issuance.
     Tronox will use commercially reasonable efforts to list the shares of New Common Stock on the New York Stock Exchange or the NASDAQ Stock Market as soon as reasonably practical after the Effective Date. It is anticipated that if and when listed on the New York Stock Exchange or the NASDAQ Stock Market, the shares of New Common Stock will be freely tradable by the holders thereof.
          (vii) Issuance of New Warrants
     If Class 8 votes to accept the Plan, on the Effective Date, Reorganized Tronox Incorporated will issue the New Warrants Pro Rata to Holders of Equity Interests in Tronox Incorporated. The form of agreement governing the New Warrants will be included in the Plan Supplement.
          (viii) Registration Rights Agreements
     The Backstop Parties shall be entitled to registration rights pursuant to the Registration Rights Agreement, which shall be in substantially the form attached as Exhibit F to the Equity Commitment Agreement, which form of agreement will also be filed with the Bankruptcy Court as part of the Plan Supplement. On the Effective Date, Reorganized Tronox and the Backstop Parties will execute the final form of Registration Rights Agreement (which shall be reasonably acceptable to Tronox, the Required Backstop Parties and the Creditors’ Committee).
          (ix) Exemption from Registration
     The issuance of the New Common Stock (including pursuant to the Rights Offering) and the New Warrants distributed pursuant to the Plan to Holders of Claims or Equity Interests shall be exempt from registration under the Securities Act under section 1145 of the Bankruptcy Code as of the Effective Date without further act or action by any person, unless required by provision of applicable law, regulation, order or rule.

     The securities issued to the Backstop Parties pursuant to the Equity Commitment Agreement will be issued without registration in reliance upon the exemption set forth in Section 4(2) of the Securities Act and will be “restricted securities.”
     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws when such securities are to be exchanged for Claims or principally in exchange for Claims and partly for cash. In general, securities issued under section 1145 may be resold without registration unless the recipient is an “underwriter” with respect to those securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:
•	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in Section 2(a)(11) of the Securities Act.
          To the extent that persons who receive New Common Stock or New Warrants are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by section 1145 of the Bankruptcy Code. Those persons would, however, be permitted to sell New Common Stock or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act, as described further below.
          Please refer to Article VIII hereof for a further discussion regarding applicable securities laws. You should confer with your own legal advisors to help determine whether or not you are an “underwriter.”
               (x) Cancellation of Existing Agreements, Unsecured Notes and Equity Interests
     On the Effective Date, except as otherwise specifically provided for in the Plan: (1) the obligations of the Tronox Debtors under the Indenture, and any other Certificate, Equity Security, share, note, bond, indenture, purchase right, option, warrant or other instrument or document directly or indirectly evidencing or creating any indebtedness or obligation of or ownership interest in the Tronox Debtors or giving rise to any Claim or Equity Interest (except such Certificates, notes or other instruments or documents evidencing indebtedness or obligation of or ownership interest in the Tronox Debtors that are Reinstated pursuant to the Plan), shall be cancelled solely as to the Tronox Debtors and their affiliates, and Reorganized Tronox shall not have any continuing obligations thereunder, except that, to the extent all or any portion of the Replacement DIP Facility is converted into all or any portion of the Exit Financing in accordance with the terms of the Replacement DIP Documents, the converted Replacement DIP Facility Claims, and the guarantees of and the Liens securing such Replacement DIP Facility Claims shall not be cancelled, released or discharged, and such guarantees and Liens shall continue to guarantee or secure, as the case may be, such Replacement DIP Facility Claims in accordance with the terms of the applicable Exit Credit Documents; and (2) the obligations of the Tronox Debtors and their affiliates pursuant, relating or pertaining to any agreements, indentures, certificates of designation, bylaws or certificate or articles of incorporation or similar documents governing the shares, Certificates, notes, bonds, indentures, purchase rights, options, warrants or other instruments or documents evidencing or creating any indebtedness or obligation of or ownership interest in the Tronox Debtors (except such agreements, Certificates, notes, or other instruments evidencing indebtedness or obligation of or ownership interest in the Tronox Debtors that are specifically Reinstated pursuant to the Plan) shall be released and discharged, except that, to the extent all or any portion of the Replacement DIP Facility is converted into all or any portion of the Exit Financing in accordance with the terms of the Replacement DIP Documents, the converted Replacement DIP Facility Claims, and the guarantees of and the Liens securing such Replacement DIP

Facility Claims shall not be cancelled, released or discharged, and such guarantees and Liens shall continue to guarantee or secure, as the case may be, such Replacement DIP Facility Claims in accordance with the terms of the applicable Exit Credit Documents; provided, however, that notwithstanding Confirmation or Consummation, any such indenture or agreement that governs the rights of the Holder of a Claim, including the Indenture, shall continue in effect solely for purposes of allowing Holders to receive Distributions under the Plan; and, to the extent that the Indenture Trustee Fee Claim is not paid in full by Reorganized Tronox, of allowing the Indenture Trustee to exercise its Indenture Charging Lien, provided, further, however, that the preceding provision shall not affect the discharge of Claims or Equity Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to Reorganized Tronox; provided, further, however, that the foregoing shall not effect the cancellation of shares issued pursuant to the Plan nor any other shares held by one Tronox Debtor in the capital of another Tronox Debtor; and provided, further, however, that to the extent provided in the Exit Credit Agreement, the guarantees of and Liens securing obligations under the Replacement DIP Agreement shall not be cancelled and shall guarantee or secure obligations under the Exit Credit Agreement, as applicable, and only such obligations.
          (xi) Restructuring Transactions
     On the Effective Date or as soon as reasonably practicable thereafter, Reorganized Tronox intends to simplify and rationalize its corporate structure by eliminating certain entities that are deemed no longer essential to Reorganized Tronox and may take all actions as may be necessary or appropriate to effect such transactions, including any transaction described in, approved by, contemplated by or necessary to effectuate the Plan, including: (1) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, conversion, disposition, transfer, dissolution or liquidation containing terms that are consistent with the terms of the Plan and that satisfy the applicable requirements of applicable law and any other terms to which the applicable Entities may agree; (2) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any asset, property, right, liability, debt or obligation on terms consistent with the terms of the Plan and having other terms for which the applicable parties agree; (3) the filing of appropriate certificates or articles of incorporation, reincorporation, merger, consolidation, conversion or dissolution pursuant to applicable state law; and (4) all other actions that the applicable Entities determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law. To the extent deemed helpful or appropriate to Reorganized Tronox, the elimination of certain of these entities may be effected pursuant to Sections 368 and 381 of the Internal Revenue Code of 1986, as amended (the “IRC”), to preserve for Reorganized Tronox the tax attributes of such entities. Prior to the Effective Date, Tronox will consult with the Creditors’ Committee with respect to the restructuring transactions.
          (xii) Corporate Existence
     Subject to any restructuring transactions permitted under Article IV of the Plan or as otherwise expressly provided in the Plan or in the Plan Supplement, each of the Tronox Debtors, as Reorganized, shall continue to exist after the Effective Date as a separate corporate entity, limited liability company, partnership or other form, as the case may be, with all the powers of a corporation, limited liability company, partnership or other form, as the case may be, pursuant to applicable law in the jurisdiction in which each applicable Tronox Debtor is incorporated or formed.
     Notwithstanding anything to the contrary herein, none of the entities comprising Reorganized Tronox (i) shall be deemed to be a legal successor, alter ego or continuation of, or have merged with, Tronox, Kerr-McGee Corporation, Anadarko Petroleum Corporation or any of their respective affiliates, subsidiaries and predecessors, and (ii) shall have any liability whatsoever based on any theory of successor or vicarious liability of any kind or character, or based upon any theory or legal principle under or relating to antitrust, environmental, tort, successor or transferee liability law.
          (xiii) Vesting of the Retained Assets in Reorganized Tronox
     Except as otherwise provided herein or in any agreement, instrument or other document relating thereto, on or after the Effective Date, the Retained Assets and all Causes of Action (excluding the Anadarko Litigation and any claim or cause of action of Tronox related thereto) shall vest in Reorganized Tronox, free and clear of all liens, Claims, charges, or other encumbrances or interests (except for Liens securing the Exit Financing, including the

Liens securing any portion of the Replacement DIP Facility that is converted into the Exit Financing in accordance with the terms of the Replacement DIP Documents). On and after the Effective Date, except as otherwise provided in the Plan, Reorganized Tronox may operate its business and may use, acquire or dispose of property and compromise or settle any Claims or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.
          (xiv) Organizational Documents
     The certificates of incorporation and bylaws (or other formation documents relating to limited liability companies) of the Tronox Debtors shall be amended as may be required to be consistent with the provisions of the Plan and the Bankruptcy Code, in a form reasonably acceptable to the Creditors’ Committee and the Required Backstop Parties.
     On or as soon as reasonably practicable after the Effective Date, any of the Tronox Debtors that is Reorganized shall file new certificates of incorporation with the secretary of state (or equivalent state officer or entity) of the state under which each such Tronox Debtor is or is to be incorporated, which, as required by section 1123(a)(6) of the Bankruptcy Code, shall prohibit the issuance of non-voting securities. The Certificate of Incorporation of Reorganized Tronox Incorporated shall include appropriate super-majority provisions with respect to certain material actions (subject to customary carve-outs and limitations), such as issuance and redemption of equity securities and options, amendments to the charter documents, changes to the number of directors, sales or transfers of all or substantially all assets of Reorganized Tronox, recapitalizations and reorganizations, and affiliate transactions. Such super-majority provisions shall cease to be effective on the date Reorganized Tronox Incorporated becomes a public reporting company. After the Effective Date, each such Tronox Debtor may file a new, or amend and restate its existing, certificate of incorporation, charter and other constituent documents as permitted by the relevant state corporate law.
     To protect Reorganized Tronox’s ability to continue to utilize its NOLs (and any built-in losses) in the future, Reorganized Tronox Incorporated intends to include in its Certificate of Incorporation certain provisions designed to permit the New Board to adopt trading restrictions with respect to the New Common Stock. The terms of such restrictions would generally provide that the New Board could adopt such restrictions in the future only if events had occurred that placed the Reorganized Tronox’s ability to utilize its NOLs at risk because of a possible ownership change with respect to such stock. The terms of the provisions to be included in the Certificate of Incorporation remain subject to negotiation with the Creditors’ Committee and the Required Backstop Parties, as well as court approval.
     As of the Effective Date, each Tronox Debtor’s bylaws shall provide for the indemnification, defense, reimbursement, exculpation and/or limitation of liability of, and advancement of fees and expenses to, directors, officers, employees or agents who were directors, officers, employees or agents of such Tronox Debtor as of July 7, 2010, at least to the same extent as the bylaws of each of the respective Tronox Debtors on the Petition Date, against any claims or Causes of Action whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, and none of Reorganized Tronox shall amend and/or restate its certificate of incorporation or bylaws before or after the Effective Date to terminate or materially adversely affect any of Reorganized Tronox’s obligations or such directors’, officers’, employees’ or agents’ rights; provided, however, that for the avoidance of doubt, nothing in the Plan, the Plan Supplement or any document related thereto shall in any way indemnify or release any individuals who were former directors or officers of the Tronox Debtors or their subsidiaries and also were or currently are directors or officers of Kerr-McGee Corporation and/or Anadarko Petroleum Corporation.
          (xv) Effectuating Documents; Further Transactions
     On and after the Effective Date, Reorganized Tronox, and any officers, members or directors thereof, are authorized to and may issue, execute, deliver, file or record such contracts, Securities, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the Securities issued pursuant to the Plan in the name of and on behalf of Reorganized Tronox, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan.

          (xvi) Section 1146 Exemption from Certain Transfer Taxes and Recording Fees
     Pursuant to, and to the fullest extent permitted by, section 1146(a) of the Bankruptcy Code, any transfers (whether from Tronox to Reorganized Tronox or to any other Person) pursuant to, in contemplation of, or in connection with the Plan or pursuant to: (i) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in Tronox or Reorganized Tronox; (ii) the creation, modification, consolidation, assumption, termination, refinancing and/or recording of any mortgage, deed of trust or other security interest, or the securing of additional indebtedness by such or other means; (iii) the making, assignment or recording of any lease or sublease; (iv) the grant of collateral as security for any or all of the Exit Financing; or (v) the making, delivery or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and the appropriate state or local government officials or agents shall, and shall be directed to, forgo the collection of any such tax, recordation fee or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee or government assessment. The Bankruptcy Court shall retain specific jurisdiction with respect to these matters.
          (xvii) Preservation of Causes of Action
     In accordance with section 1123(b) of the Bankruptcy Code, but subject to Article VIII of the Plan and the terms of the Environmental Claims Settlement Agreement, Reorganized Tronox shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement (but excluding the Anadarko Litigation, which will be transferred to the Anadarko Litigation Trust), and Reorganized Tronox’s rights to commence, prosecute or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. Reorganized Tronox may pursue such Causes of Action, as appropriate, in accordance with the best interests of Reorganized Tronox. No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement or the Disclosure Statement to any Cause of Action against them as any indication that Reorganized Tronox will not pursue any and all available Causes of Action against them. Reorganized Tronox expressly reserves all rights to prosecute any and all Causes of Action against any Entity, except as otherwise expressly provided in the Plan. Unless any Causes of Action against an Entity are expressly waived, relinquished, exculpated, released, compromised or settled in the Plan or a Bankruptcy Court order, Reorganized Tronox expressly reserves all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or Consummation.
     Reorganized Tronox reserves and shall retain the Causes of Action (except for the Anadarko Litigation) notwithstanding the rejection or repudiation of any Executory Contract or Unexpired Lease during the Chapter 11 Cases or pursuant to the Plan. In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action that a Tronox Debtor may hold against any Entity shall vest in Reorganized Tronox. Reorganized Tronox, through its authorized agents or representatives, shall retain and may exclusively any and all such Causes of Action. Reorganized Tronox shall have the exclusive right, authority and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw or litigation to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order or approval of the Bankruptcy Code.

     F. Post-Effective Date Governance
          (i) Directors and Officers of Reorganized Tronox
               (a) The New Board
     On the Effective Date, the term of the current members of the board of directors of Tronox Incorporated shall expire. The New Board shall consist of seven (7) directors and shall include (a) the Chief Executive Officer of Reorganized Tronox Incorporated and (b) six other directors who each shall be an “independent director” within the meaning of the rules of the New York Stock Exchange. The members of the New Board shall be selected by the Backstop Parties in consultation with Tronox and the Creditors’ Committee, and subject to background checks reasonably satisfactory to Tronox and the Creditors’ Committee; provided that the Creditors’ Committee shall have unconditional veto rights with respect to the selection of two of the directors.
     To the extent known, the identity of the members of the New Board of Reorganized Tronox Incorporated and the nature and compensation for any member of the New Board who is an “insider” under section 101(31) of the Bankruptcy Code will be identified in the Plan Supplement but, in any event, shall be disclosed at or before the Confirmation Hearing.
               (b) Executive Officers
     On and after the Effective Date, the existing officers of Tronox shall remain in place in their current capacities as officers of Reorganized Tronox, subject to the ordinary rights and powers of the board of directors to remove or replace them in accordance with Tronox’s organizational documents and the terms of the New Management Agreements.
     Biographical information for continuing Tronox executives Mr. Dennis L. Wanlass, Mr. Michael J. Foster, Mr. Robert C. Gibney, and Mr. John D. Romano is set forth below:
     Mr. Wanlass has served as Interim Chairman and Chief Executive Officer and as a Director since August 2008. He served as Executive Vice President of Special Projects from July 2008 to August 2008. Prior to joining Tronox, Mr. Wanlass was a consultant for start-up ventures from February 2008 to July 2008; Senior Vice President of Special Metals Corporation (acquired by Precision Castparts Corporation in May 2006) from May 2006 to February 2008; and transitioned through various roles, including Chief Financial Officer, Chief Operating Officer and Chief Executive Officer of Special Metals Corporation from 2001 to 2006. From 1988 to 2001, Mr. Wanlass held executive positions of increasing responsibility with Geneva Steel LLC, including Vice President, Chief Financial Officer and Treasurer. Mr. Wanlass’ professional experience also includes 13 years with Eastman Christensen and five years with KPMG.
     Mr. Foster has served as Vice President, General Counsel and Secretary since January 2008; Managing Counsel from 2006 to January 2008; Staff Attorney from 2005 to 2006; and Staff Attorney for Kerr-McGee Shared Services LLC from 2003 to 2005. Prior to joining Tronox, Mr. Foster was Corporate Counsel for CMS Field Services from 2001 to 2003 and Counsel for Enogex, Inc. from 1998 to 2001. Mr. Foster’s professional experience also includes more than five years practicing law in the public and private sectors.
     Mr. Gibney has served as Vice President, Corporate Affairs since March 2008, responsible for Human Resources, Global Procurement, Botlek Operations, Government Affairs and Corporate Communications; Vice President, Investor Relations and External Affairs from 2005 to March 2008; and Vice President and General Manager, Paper and Specialties for Tronox LLC from January 2005 to November 2005. Mr. Gibney was also Chief Marketing Officer for Kerr-McGee’s joint venture, Avestor LLC, from 2002 to 2005; Vice President, Global Pigment Marketing for Kerr-McGee LLC from 1999 to 2002; and Director, Pigment Sales and Marketing from 1997 to 1999. Mr. Gibney joined Tronox (as its predecessor) in 1991.
     Mr. Romano has served as Vice President, Sales and Marketing since January 2008; Vice President, Sales from 2005 to January 2008; Vice President, Global Pigment Sales for Tronox LLC from January 2005 to November

2005; Vice President, Global Pigment Marketing from 2002 to 2005; and Regional Marketing Manager from 1998 to 2002. Mr. Romano joined Tronox (as its predecessor) in 1988.
               (ii) Management Equity Plan
     On the Effective Date, Reorganized Tronox shall adopt the Management Equity Plan. The terms of the Management Equity Plan shall be reasonably acceptable to the Creditors’ Committee and the Required Backstop Parties and shall be set forth in the Plan Supplement.
               (iii) New Management Agreements
     On the Effective Date, Reorganized Tronox shall enter into the New Management Agreements with those persons to be identified in the Plan Supplement substantially in the form to be included in the Plan Supplement, which agreements shall be deemed authorized without any further approval of the New Board or Reorganized Tronox and automatically shall become effective on the Effective Date.
     G. Treatment of Executory Contracts, Unexpired Leases, Employee and Retiree Benefits and Insurance Policies
               (i) Assumption and Rejection of Executory Contracts and Unexpired Leases
     On the Effective Date, except as otherwise provided in the Plan, all Executory Contracts or Unexpired Leases not previously assumed or rejected pursuant to an order of the Bankruptcy Court will be deemed rejected, in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, other than those Executory Contracts or Unexpired Leases that (1) are identified on the Assumed Executory Contract and Unexpired Lease List to be assumed pursuant to this Plan or (2) are the subject of a motion to reject Executory Contracts or Unexpired Leases that is pending on the Effective Date. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such rejections and the assumption, to the extent not previously assumed, of the Executory Contracts or Unexpired Leases listed on the Assumed Executory Contract and Unexpired Lease List pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Any motions to assume Executory Contracts or Unexpired Leases pending on the Effective Date shall be subject to approval by the Bankruptcy Court on or after the Effective Date by a Final Order. Each Executory Contract and Unexpired Lease assumed pursuant to Article V of the Plan or by any order of the Bankruptcy Court, which has not been assigned to a third party on or prior to the Effective Date, shall vest in and be fully enforceable by Reorganized Tronox in accordance with its terms, except as such terms are modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing and providing for its assumption under applicable federal law.
               (ii) Claims Based on Rejection of Executory Contracts or Unexpired Leases
     All proofs of Claim with respect to Claims arising from the rejection of Executory Contracts or Unexpired Leases pursuant to the Plan or the Confirmation Order, if any, must be filed with the Bankruptcy Court within 30 days after the date of entry of an order of the Bankruptcy Court (including the Confirmation Order) approving such rejection. Any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion and shall not be enforceable against Tronox, Reorganized Tronox or the property of any of them, without the need for any objection by Reorganized Tronox or further notice to, or action, order or approval of the Bankruptcy Court. All Allowed Claims arising from the rejection of Tronox’s Executory Contracts or Unexpired Leases shall be classified as General Unsecured Claims and shall be treated in accordance with Article III.B of the Plan.
               (iii) Cure of Defaults for Assumed Executory Contracts and Unexpired Leases
     Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date, subject to the limitation described below, or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree. In the event of a dispute regarding (1) the amount of any payments to cure such a default, (2) the ability of Reorganized Tronox or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. At least 14 days prior to the Voting Deadline, to the extent not previously filed with the Bankruptcy Court and served on affected counterparties, Tronox shall provide for notices of proposed assumption and proposed cure amounts to be sent to applicable contract and lease counterparties, together with procedures for objecting thereto and resolution of disputes by the Bankruptcy Court. Any objection by a contract or lease counterparty to a proposed assumption or related cure amount must be filed, served and actually received by Tronox prior to the Confirmation Hearing (or such other date as may be provided in the applicable assumption notice). Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.
     Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise shall result in the full release and satisfaction of any Claims or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any Proofs of Claim filed with respect to an Executory Contract or Unexpired Lease that has been assumed shall be deemed allowed and expunged without further notice to or action, order or approval of the Bankruptcy Court.
          (iv) Modifications, Amendments, Supplements, Restatements, or Other Agreements
     Unless otherwise provided in the Plan, each Executory Contract or Unexpired Lease that is assumed or rejected shall include all modifications, amendments, supplements, restatements or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.
     Modifications, amendments, supplements and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by Tronox during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority or amount of any Claims that may arise in connection therewith.
          (v) Reservation of Rights
     Neither the exclusion nor inclusion of any Executory Contract or Unexpired Lease on the Assumed Executory Contract and Unexpired Lease List, nor anything contained in the Plan, shall constitute an admission by Tronox that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that Reorganized Tronox has any liability thereunder. If there is a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, Tronox or Reorganized Tronox, as applicable, shall have 30 days following entry of a Final Order resolving such dispute to alter their treatment of such contract or lease.
          (vi) Nonoccurrence of Effective Date
     In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code.
          (vii) Contracts and Leases Entered into after the Petition Date
     Contracts and leases entered into after the Petition Date by any Tronox Debtor, including any Executory Contracts and Unexpired Leases assumed by such Tronox Debtor, will be performed by the Tronox Debtor liable thereunder in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.
          (viii) Assumption of Indemnification Provisions
     Tronox shall assume all of the Indemnification Provisions in place on and before the Effective Date for Indemnified Parties for Claims related to or in connection with any actions, omissions or transactions occurring before the Effective Date; provided, however, that nothing in the Plan, the Plan Supplement or any document related thereto shall in any way release or provide indemnification for any claim against or liability of the following parties, who are not Indemnified Parties: Lehman Brothers Holdings, Inc., Ernst & Young LLP, Kerr-McGee Corporation and Anadarko Petroleum Corporation and their officers, directors, employees, advisors, attorneys, professionals, accountants, investment bankers, consultants, agents, and other representatives (including their respective officers, directors, employees, members, and professionals), whether such claims or liabilities be direct or indirect, fixed or contingent, including the claims asserted in the Anadarko Litigation; provided further, however, that for the avoidance of doubt, nothing in the Plan, the Plan Supplement or any document related thereto shall in any way release or indemnify any individuals who were former directors or officers of the Tronox Debtors or their subsidiaries and also were or currently are directors or officers of Kerr-McGee Corporation and/or Anadarko Petroleum Corporation.
          (ix) Employee and Retiree Benefits
               (a) Continuation of Retiree Benefits and Pension Plan
     Pursuant to section 1129(a)(13) of the Bankruptcy Code, on and after the Effective Date, all retiree benefits (as that term is defined in section 1114 of the Bankruptcy Code), including retiree health and welfare plans for eligible retirees, shall continue to be paid in accordance with the terms of the Plan, the underlying employee benefit plan documents (as may be amended or terminated at the discretion of Reorganized Tronox) and applicable law.
     Pursuant to the Plan, Tronox shall assume the Pension Plan. The Pension Plan shall be continued in accordance with its terms, and Reorganized Tronox shall satisfy the minimum funding standards pursuant to 26 U.S.C. §§ 412 and 430 and 29 U.S.C. §§ 1082 and 1083, be liable for the payment of PBGC premiums in accordance with Title IV of ERISA, subject to any and all applicable rights and defenses of the Tronox Debtors, and administer the Pension Plan in accordance with the provisions of ERISA and the Internal Revenue Code. Notwithstanding any provision of the Plan or the Confirmation Order to the contrary, the Pension Plan shall be continued and administered in accordance with ERISA and the Internal Revenue Code.
     Effective June 1, 2009, all future benefit accruals were eliminated for nonbargaining participants in the Pension Plan. On that date, the Pension Plan was also closed to new participants. It is Tronox’s intention to deliver retirement benefits prospectively under a 401(k) arrangement. As of the most recent actuarial valuation (i.e., January 1, 2009), the Pension Plan’s Adjusted Funding Target Attainment Percentage (or AFTAP) was 106.68%. The AFTAP for the 2010 plan year will be completed by September 30, 2010. Depending on the elections Tronox makes under the Pensions Protection Act of 2006, the 2010 AFTAP is expected to range from 85% to 95%.
     Pursuant to the Plan, Tronox shall continue to provide employees with a defined contribution (401(k)) Savings Investment Plan (“SIP”) into which employees’ contributions and matching company contributions are paid. Tronox matches 75% of the first 6% of employee’s contributed compensation (as defined in the SIP). As part of its ongoing efforts to reduce costs, Tronox suspended its SIP matching contribution effective July 1, 2008. Following Bankruptcy Court approval (and subsequent consent of the Creditors’ Committee), Tronox reinstated the company match effective April 1, 2010. It is Tronox’s intention to provide the current match and augment it with an additional contribution of approximately 4.5% to make up for the difference in the loss of a defined benefit (pension) plan for employee retirement.
     Notwithstanding the foregoing, Tronox will terminate the Tronox Incorporated Defined Benefit Restoration Plan and associated trust prior to the Effective Date. The Tronox Incorporated Defined Contribution Savings Restoration Plan will continue in effect.

     Reorganized Tronox reserves the right to amend or terminate any of its employee benefit plans at any time and for any reason.
               (b) Workers’ Compensation Program
     As of the Effective Date, except as set forth in the Plan or in the Plan Supplement, Tronox and Reorganized Tronox shall continue to honor their obligations under: (i) all applicable federal and state workers’ compensation laws; and (ii) Tronox’s written contracts, agreements, agreements of indemnity, self-insurer workers’ compensation bonds, policies, programs and plans for workers’ compensation and workers’ compensation insurance.
     All Proofs of Claims on account of workers’ compensation claims shall be deemed withdrawn automatically and without any further notice to or action, order or approval of the Bankruptcy Court; provided, however, that nothing in the Plan shall limit, diminish, or otherwise alter the Tronox’s or Reorganized Tronox’s defenses, Causes of Action or other rights under applicable non-bankruptcy law with respect to any such contracts, agreements, policies, programs and plans; provided, further, that nothing herein shall be deemed to impose any obligations on Tronox in addition to what is provided for under applicable state law.
               (c) Management 2010 Bonus Plan
     Subject only to the occurrence of the Effective Date, the Management 2010 Bonus Plan, in the form to be included in the Plan Supplement, shall become effective without any further action by Reorganized Tronox. The Management 2010 Bonus Plan is an executive level cash incentive plan based on achieving a target EBITDAR of $190 million for 2010. Each Executive’s target bonus opportunity is set forth on Exhibit A to the Management 2010 Bonus Plan. The program for 2010 includes a feature for payment of 50% of an Executive’s 2010 Bonus/Target Bonus upon achievement of 90% of target EBITDAR and 200% of an Executive’s 2010 Bonus/Target Bonus upon achievement of 110% of target EBITDAR (it being understood that $190 million of EBITDAR is target for 2010) with proportionate payment for performance within the applicable range. The 2010 Bonus will be paid no later than January 31, 2011. The Management 2010 Bonus Plan is expected to cost less than $3 million at maximum payout levels.
               (d) Employee Benefits Generally
     Except as otherwise provided in the Plan, on and after the Effective Date, the Reorganized Debtors may honor, in the ordinary course of business, any prepetition contracts, agreements, policies, programs and plans for, among other things, compensation (other than prepetition equity based compensation), health care benefits, disability benefits, deferred compensation benefits, travel benefits, vacation benefits, savings plans, severance benefits, retirement benefits, welfare benefits, pension benefits, life insurance and accidental death and dismemberment insurance for the directors, officers and employees of any of the Tronox Debtors who served in such capacity at any time; provided, however, that Tronox’s or Reorganized Tronox’s performance under any employment agreement will not entitle any person to any benefit or alleged entitlement under any contract, agreement, policy, program or plan that has expired or been terminated before the Effective Date, or restore, reinstate or revive any such benefit or alleged entitlement under any such contract, agreement, policy, program or plan. Nothing herein shall limit, diminish or otherwise alter Reorganized Tronox’s defenses, claims, Causes of Action or other rights with respect to any such contracts, agreements, policies, programs and plans, including Reorganized Tronox’s rights to modify unvested benefits pursuant to their terms.
     Notwithstanding anything to the contrary in the Plan, Tronox shall not assume any employment agreements for employees or officers of the Tronox Debtors employed in the United States.
          (x) Insurance Policies
               (a) Insurance Policies Generally
     Tronox does not believe that the Insurance Policies constitute Executory Contracts. To the extent the Insurance Policies are considered to be Executory Contracts, then, notwithstanding anything to the contrary in the

Plan, on the Effective Date, Tronox shall be deemed to have assumed the Insurance Policies (including the D&O Liability Policies) and any agreements, documents and instruments relating thereto pursuant to sections 365 and 1123 of the Bankruptcy Code; provided, however, that (1) the Tort Claims Insurance Assets shall be assigned to the Tort Claims Trust and the Tort Claims Trust shall be substituted for the applicable Tronox Debtor as the insured thereunder with respect to all benefits and obligations related thereto and (2) the Environmental Insurance Assets shall be assigned to the Environmental Response Trusts and the Environmental Response Trusts shall assume any liabilities thereunder. For the avoidance of doubt, any payments made by Chartis under the Chartis Policy on account of reimbursement claims made by Tronox for expenditures prior to the Effective Date shall be excluded from the Environmental Insurance Assets and shall remain property of Reorganized Tronox.
     Nothing contained herein, in the Plan, the Plan Supplement, the Confirmation Order or otherwise shall in any way operate to, or have the effect of, altering or impairing in any respect the legal, equitable or contractual rights and defenses of the insureds or insurers under any policy of insurance and related agreements. The rights and obligations of the parties and others under any policy of insurance and related agreements shall be determined under such policies and related agreements, including the terms, conditions, limitations, exclusions and endorsements thereof, which shall remain in full force and effect, and under any applicable non-bankruptcy law.
     Nothing contained in the Plan shall constitute or be deemed a waiver of any Cause of Action that Tronox may hold against any Entity, including the insurer, under any of Tronox’s insurance policies.
     On the Effective Date, any and all unliquidated or contingent Claims arising from or related to an Insurance Policy that is assumed by Tronox in connection with the Plan shall be deemed expunged.
               (b) Director and Officer Insurance Policies
     Notwithstanding anything to the contrary contained in the Plan, confirmation of the Plan shall not discharge, impair or otherwise modify any indemnity obligations assumed by the assumption of the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by Tronox under the Plan as to which no Proof of Claim need be filed.
     In addition, on or before the Effective Date, Reorganized Tronox shall obtain reasonably sufficient tail coverage (i.e., D&O insurance coverage that extends beyond the end of the policy period) under a directors and officers’ liability insurance policy for the current (as of July 7, 2010) directors, officers and managers for a period of five years, and placed with such insurers, the terms of which shall be set forth in the Plan Supplement. After the Effective Date, Reorganized Tronox shall not terminate or otherwise reduce the coverage under any D&O Liability Policies (including any “tail policy”) in effect on the Petition Date, with respect to conduct occurring prior thereto, and all directors and officers of Tronox who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and officers remain in such positions after the Effective Date; provided, however, that for the avoidance of doubt, nothing in the Plan, the Plan Supplement or any document related thereto shall in any way be construed to benefit, indemnify or release any individuals who were former directors or officers of the Tronox Debtors or their subsidiaries and also were or currently are directors or officers of Kerr-McGee Corporation and/or Anadarko Petroleum Corporation.
     H. Provisions Governing Distributions
          (i) Timing and Calculations of Amounts to be Distributed
     Unless otherwise provided in the Plan, on the Effective Date (or if a Claim or Equity Interest is not Allowed on the Effective Date, on the date that such Claim or Equity Interest becomes Allowed, or as soon as reasonably practicable thereafter), each Holder of an Allowed Claim or Equity Interest against Tronox, or the Tort Claims Trust, as the case may be, shall receive the full amount of the Distributions that the Plan provides for Allowed Claims and Equity Interests in the applicable Class. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date. If and to the extent that there are Disputed Claims or Equity Interests, Distributions on account of any such Disputed Claims or Equity Interests shall be made pursuant to the provisions set forth in Article VII of the Plan. In the event there are Disputed Claims or Equity Interests requiring adjudication and resolution after the Effective Date, Reorganized Tronox shall establish appropriate reserves for potential Distributions on account of such Disputed Claims or Equity Interests in the event that such Disputed Claims or Equity Interests become Allowed.
     Except as otherwise provided in the Plan, Holders of Claims shall not be entitled to interest, dividends or accruals on the Distributions provided for in the Plan, regardless of whether such Distributions are delivered on or at any time after the Effective Date.
          (ii) Disbursing Agent
     All Distributions under the Plan shall be made by the Disbursing Agent on or as soon as is practicable after the Effective Date. Tronox shall not be required to give any bond or surety or other security for the performance of its duties as Disbursing Agent unless otherwise ordered by the Bankruptcy Court. Additionally, in the event that the Disbursing Agent is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by Reorganized Tronox.
     I. Procedures for Resolving Contingent, Unliquidated and Disputed Claims
          (i) Allowance of Claims.
     After the Effective Date, Reorganized Tronox shall have and retain any and all rights and defenses Tronox had with respect to any Claim or Interest immediately prior to the Effective Date, except with respect to any Claim deemed Allowed under the Plan. Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code or the Bankruptcy Court has entered a Final Order (including the Confirmation Order) in the Chapter 11 Cases allowing such Claim. All settled Claims approved prior to the Effective Date pursuant to a Final Order of the Bankruptcy Court pursuant to Bankruptcy Rule 9019 or otherwise shall be binding on all parties.
          (ii) Disputed Reserve.
     On the Effective Date (or as soon thereafter as is reasonably practicable), Reorganized Tronox shall deposit in the Disputed Reserve the amount of Cash and/or New Common Stock that would have been distributed to the Holders of all Disputed Claims or Equity Interests as if such Disputed Claims or Equity Interests had been Allowed on the Effective Date, with the amount of such Allowed Claims or Equity Interests to be determined, solely for the purposes of establishing reserves and for maximum distribution purposes, to be the lesser of (a) the asserted amount of the Disputed Claim filed with the Bankruptcy Court, or (if no proof of such Claim was filed) listed by Tronox in the Schedules, (b) the amount, if any, estimated by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code pursuant or (c) the amount otherwise agreed to by Tronox, the Creditors’ Committee, and the Holder of such Disputed Claim or Equity Interest for reserve purposes.
          (iii) Claims Administration Responsibilities.
     Except as otherwise specifically provided in the Plan, after the Effective Date, Reorganized Tronox shall have the sole authority: (1) to file, withdraw or litigate to judgment any objections to Claims or Equity Interests; (2) to settle or compromise any Disputed Claim or Equity Interest without any further notice to or action, order or approval by the Bankruptcy Court; and (3) to administer and adjust the Claims Register to reflect any such settlements or compromises without any further notice to or action, order or approval by the Bankruptcy Court.

          (iv) Estimation of Claim and Equity Interests.
     Before or after the Effective Date, Tronox or Reorganized Tronox, as applicable, may (but is not required to) at any time request that the Bankruptcy Court estimate any Disputed Claim or Equity Interest that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code for any reason, regardless of whether any party previously has objected to such Claim or Interest or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court shall retain jurisdiction to estimate any such Claim or Equity Interest, including during the litigation of any objection to any Claim or Equity Interest or during the appeal relating to such objection. Notwithstanding any provision otherwise in the Plan, a Claim or Equity Interest that has been expunged from the Claims Register, but that either is subject to appeal or has not been the subject of a Final Order, shall be deemed to be estimated at zero dollars unless otherwise ordered by the Bankruptcy Court. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim or Equity Interest, that estimated amount shall constitute a maximum limitation on such Claim or Equity Interest for all purposes under the Plan (including for purposes of Distributions), and Reorganized Tronox may elect to pursue any supplemental proceedings to object to any ultimate Distribution on such Claim or Equity Interest.
          (v) Adjustment to Claims without Objection.
     Any Claim or Equity Interest that has been paid or satisfied, or any Claim or Equity Interest that has been amended or superseded, may be adjusted or expunged on the Claims Register by Reorganized Tronox without a Claims objection having to be filed and without any further notice to or action, order or approval of the Bankruptcy Court.
          (vi) Time to File Objections to Claims.
     Any objections to Claims shall be filed on or before the Claims Objection Bar Date.
          (vii) Disallowance of Claims or Equity Interests.
     Any Claims held by Entities from which property is recoverable under section 542, 543, 550 or 553 of the Bankruptcy Code, or that is a transferee of a transfer avoidable under section 522(f), 522(h), 544, 545, 547, 548, 549 or 724(a) of the Bankruptcy Code, shall be deemed disallowed pursuant to section 502(d) of the Bankruptcy Code, and Holders of such Claims may not receive any Distributions on account of such Claims until such time as such Causes of Action against that Entity have been settled or a Bankruptcy Court order with respect thereto has been entered and all sums due, if any, to Tronox by that Entity have been turned over or paid to Reorganized Tronox (or if such sums due are proceeds from the Anadarko Litigation, then to the Anadarko Litigation Trust). All Claims filed on account of an indemnification obligation to a director, officer or employee shall be deemed satisfied and expunged from the Claims Register as of the Effective Date to the extent such indemnification obligation is assumed (or honored or reaffirmed, as the case may be) pursuant to the Plan, without any further notice to or action, order or approval of the Bankruptcy Court. All Claims filed on account of an employee benefit shall be deemed satisfied and expunged from the Claims Register as of the Effective Date to the extent Reorganized Tronox elects to honor such employee benefit, without any further notice to or action, order or approval of the Bankruptcy Court.
     EXCEPT AS PROVIDED IN THE PLAN, IN AN ORDER OF THE BANKRUPTCY COURT OR OTHERWISE AGREED, ANY AND ALL PROOFS OF CLAIM FILED AFTER THE CLAIMS BAR DATE SHALL BE DEEMED DISALLOWED AND EXPUNGED AS OF THE EFFECTIVE DATE WITHOUT ANY FURTHER NOTICE TO OR ACTION, ORDER OR APPROVAL OF THE BANKRUPTCY COURT, AND HOLDERS OF SUCH CLAIMS MAY NOT RECEIVE ANY DISTRIBUTIONS ON ACCOUNT OF SUCH CLAIMS, UNLESS AT OR PRIOR TO THE CONFIRMATION HEARING SUCH LATE CLAIM HAS BEEN DEEMED TIMELY FILED BY A FINAL ORDER.

          (viii) Amendments to Claims.
     On or after the Effective Date, a Claim may not be filed or amended without the prior authorization of the Bankruptcy Court or Reorganized Tronox, and any such new or amended Claim filed without such prior authorization shall be deemed disallowed in full and expunged without any further action.
          (ix) No Distributions Pending Allowance.
     If an objection to a Claim or portion thereof is filed as set forth in Article VII of the Plan, no payment or Distribution provided under the Plan shall be made on account of such Claim or portion thereof unless and until such Disputed Claim becomes an Allowed Claim.
          (x) Distributions after Allowance.
     To the extent that a Disputed Claim ultimately becomes an Allowed Claim, Distributions (if any) shall be made to the Holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the Holder of such Claim the Distribution (if any) to which such Holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim unless required under applicable bankruptcy law.
     J. Settlement, Release, Injunction and Related Provisions
          (i) Discharge of Claims and Termination of Equity Interests.
     Pursuant to and to the fullest extent permitted by section 1141(d) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, in the Exit Credit Documents or in any contract, instrument or other agreement or document created pursuant to the Plan, the Distributions, rights and treatment that are provided in the Plan shall be in complete satisfaction, discharge and release, effective as of the Effective Date, of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by Reorganized Tronox), Equity Interests and causes of action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Petition Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in, the Tronox Debtors, Reorganized Tronox or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities and causes of action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of Tronox prior to the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not: (1) a Proof of Claim or Equity Interest based upon such debt, right or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code; (2) a Claim or Equity Interest based upon such debt, right or Equity Interest is Allowed pursuant to section 502 of the Bankruptcy Code; or (3) the Holder of such a Claim or Equity Interest has accepted the Plan. Any default by Tronox or its Affiliates with respect to any Claim or Equity Interest that existed immediately prior to or on account of the filing of the Chapter 11 Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.
     Notwithstanding anything to the contrary in the Plan, all Replacement DIP Facility Claims that are converted into the Exit Financing in accordance with the terms of the Replacement DIP Documents shall be governed exclusively by the applicable Exit Credit Documents, and shall not be discharged, released or otherwise terminated pursuant to the Plan, section 1141(d) of the Bankruptcy Code or otherwise.

          (ii) Release of Liens.
     Except as otherwise provided in the Plan, in the Exit Credit Documents or in any contract, instrument, release or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable Distributions made pursuant to the Plan and, in the case of a Secured Claim, satisfaction in full of the portion of the Secured Claim that is Allowed as of the Effective Date, all mortgages, deeds of trust, Liens, pledges or other security interests against any property of the Estates shall be fully released and discharged, and all of the right, title and interest of any Holder of such mortgages, deeds of trust, Liens, pledges or other security interests shall revert to Reorganized Tronox and its successors and assigns.
          (iii) Released Parties
     Under the Plan, the Released Parties are: (a) Tronox and Reorganized Tronox (b) the current directors and officers of the Tronox Debtors in place as of July 7, 2010; (c) all current and former members of the Creditors’ Committee; (d) the Backstop Parties; (e) and the parties to that certain Equity Commitment Agreement dated December 20, 2009, filed with the Bankruptcy Court on December 20, 2009 [see Dkt. No. 1003] and approved by orders entered on December 23, 2009 and January 15, 2010 [Dkt. Nos. 1031 and 1115]; (f) the agents and lenders under each of the Prepetition Facilities, the Original DIP Facility and the Replacement DIP Facility solely in connection with such facilities; (g) the Environmental Response Trustees; (h) if Class 8 votes to accept the Plan, all current and former members of the Equity Committee; (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entities’ subsidiaries, Affiliates, members, officers, directors, managing directors, managers, controlling persons, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners and representatives, in each case, only in their capacity as such and subject to the limitations set forth herein; (j) the Nevada Parties and any other Government Environmental Entity that is party to the Environmental Claims Settlement Agreement; (k) the United States and its agents, attorneys and financial advisors; provided, however, that (x) nothing in the Plan, the Plan Supplement or any document related thereto shall in any way release any claim against or liability of the following parties (or their Affiliates), who are not Released Parties: Lehman Brothers Holdings Inc., Ernst & Young LLP, Kerr-McGee Corporation and Anadarko Petroleum Corporation and their officers, directors, employees, advisors, attorneys, professionals, accountants, investment bankers, consultants, agents and other representatives (including their respective officers, directors, employees, members and professionals) in their capacity as such, whether such claims or liabilities be direct or indirect, fixed or contingent, including the claims asserted in the Anadarko Litigation; (y) for the avoidance of doubt, nothing in the Plan, the Plan Supplement or any document related thereto shall in any way release any individuals who were former directors or officers of the Tronox Debtors or their subsidiaries and also were or currently are directors or officers of Kerr-McGee Corporation and/or Anadarko Petroleum Corporation; and (z) nothing in the Plan or Confirmation Order shall discharge, release or preclude (i) any liability to the Securities and Exchange Commission that is not a Claim and (ii) any liability to the SEC on the part of any Person or Entity that is not a Tronox Debtor or a Reorganized Tronox Debtor.
          (iv) Releases by Tronox.
     Pursuant to section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan, for good and valuable consideration, including the service of the Released Parties to facilitate the expeditious reorganization of Tronox and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed released and discharged by Tronox, Reorganized Tronox and the Estates from any and all Claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative Claims asserted or assertable on behalf of the Tronox Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that Tronox, Reorganized Tronox, the Estates or their Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Equity Interest or other Entity, based on or relating to, or in any manner arising from, in whole or in part, Tronox, the Chapter 11 Cases, Tronox’s restructuring, the purchase, sale or rescission of the purchase or sale of any Security of Tronox or Reorganized Tronox, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between Tronox and any Released Party, the restructuring of Claims and Equity Interests prior to or in the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Plan

Supplement, the Disclosure Statement, the Replacement DIP Documents, the Exit Credit Documents or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Confirmation Date, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct, gross negligence, breach of fiduciary duty or a criminal act to the extent such act or omission is determined by a Final Order to have constituted willful misconduct, gross negligence, breach of fiduciary duty or a criminal act.
     The foregoing release shall not apply to any express contractual or financial obligations or any right or obligations arising under or that is part of the Plan or any agreements entered into pursuant to, in connection with or contemplated by the Plan.
          (v) Releases by Holders of Claims and Equity Interests.
     As of the Effective Date, to the fullest extent permitted by applicable law, each Holder of a Claim or an Equity Interest (including, for the avoidance of doubt, all shareholders of Tronox Incorporated) shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever released and discharged Tronox, Reorganized Tronox and the Released Parties from any and all Claims, Equity Interests, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative Claims asserted on behalf of a debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, Tronox, Tronox’s restructuring, the Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any Security of Tronox or Reorganized Tronox, the subject matter of, or the transactions or events giving rise to, any Claim or Equity Interest that is treated in the Plan, the business or contractual arrangements between Tronox and any Released Party, the restructuring of Claims and Equity Interests prior to or during the Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the Disclosure Statement, the Plan Supplement, the Replacement DIP Documents, the Exit Credit Documents or related agreements, instruments or other documents, upon any other act or omission, transaction, agreement, event or other occurrence taking place on or before the Confirmation Date, other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes willful misconduct, gross negligence, breach of fiduciary duty or a criminal act to the extent such act or omission is determined by a Final Order to have constituted willful misconduct, gross negligence, breach of fiduciary duty or a criminal act.
     Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release any post-Effective Date obligations of any party under the Plan or any document, instrument or agreement (including those set forth in the Plan Supplement) executed to implement the Plan. No Person shall be discharged, released or relieved from any liability with respect to the Pension Plan as a result of the Chapter 11 Cases or the Plan, nor shall the PBGC, the Pension Plan or any other Person be enjoined or precluded from enforcing any liability with respect to the Pension Plan as a result of the Chapter 11 Cases, the Plan’s provisions or the Plan’s Confirmation. Notwithstanding anything to the contrary in the foregoing, the release set forth above does not release the personal liability of any of the aforementioned Released Parties in Article VIII of the Plan for any statutory violation of applicable tax laws or bar any right of action asserted by a governmental taxing authority against the aforementioned Released Parties for any statutory violation of applicable tax laws.
          (vi) Injunction.
     Except as otherwise expressly provided in the Plan or the Exit Credit Documents or for obligations issued pursuant to the Plan, all Entities who have held, hold or may hold Claims or Equity Interests that have been released pursuant to Article VIII.C or Article VIII.D of the Plan, discharged pursuant to Article VIII.A of the Plan or exculpated pursuant to Article VIII.F of the Plan, are permanently enjoined, from and after the Effective Date, from taking any of the following actions against, as applicable, Tronox, Reorganized Tronox or the Released Parties: (1) commencing or continuing in any manner any action or other proceeding of any kind on account of, in connection with or with respect to any such Claims or Equity Interests; (2) enforcing, attaching, collecting or recovering by any manner or means any judgment, award, decree or order against Tronox, Reorganized Tronox or the Released Parties on account of or in connection with or with respect to any such Claims or Equity Interests; (3) creating, perfecting or enforcing any encumbrance of any kind against Tronox, Reorganized Tronox or the Released Parties or the property or estates of Tronox, Reorganized Tronox or the Released Parties on account of or in connection with or with respect to any such Claims or Equity Interests; (4) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due from Tronox, Reorganized Tronox or the Released Parties or against the property or Estates of Tronox, Reorganized Tronox or the Released Parties on account of or in connection with or with respect to any such Claims or Equity Interests unless such Holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date, and notwithstanding an indication in a Proof of Claim or Equity Interest or otherwise that such Holder asserts, has or intends to preserve any right of setoff pursuant to section 553 of the Bankruptcy Code or otherwise; and (5) commencing or continuing in any manner any action or other proceeding of any kind on account of, in connection with or with respect to any such Claims or Equity Interests released or settled pursuant to the Plan.
          (vii) Exculpation.
     Upon and effective as of the Effective Date, Tronox and its directors, officers, employees, attorneys, investment bankers, financial advisors, restructuring consultants and other professional advisors and agents together with the Exculpated Parties will all be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including section 1125(e) of the Bankruptcy Code.
     Except with respect to any acts or omissions expressly set forth in and preserved by the Plan, the Plan Supplement or related documents, the Exculpated Parties shall neither have nor incur any liability to any Entity for any prepetition or postpetition act taken or omitted to be taken in connection with, or arising from or relating in any way to, the Chapter 11 Cases, including the operation of Tronox’s businesses during the pendency of the Chapter 11 Cases; formulating, negotiating, preparing, disseminating, implementing and/or effecting the Plan Support Agreement, the Equity Commitment Agreement, the Replacement DIP Documents, the Exit Credit Documents, the Rights Offering, the Rights Offering Procedures, the Disclosure Statement and the Plan (including the Plan Supplement and any related contract, instrument, release or other agreement or document created or entered into in connection therewith); the solicitation of votes for the Plan and the pursuit of Confirmation and Consummation of the Plan; the administration of the Plan and/or the property to be distributed under the Plan; the offer and issuance of any securities under the Plan; and any other prepetition or postpetition act taken or omitted to be taken in connection with or in contemplation of the restructuring of Tronox. In all respects, each Exculpated Party shall be entitled to rely upon the advice of counsel concerning his, her or its respective duties under, pursuant to or in connection with the Plan
     Notwithstanding anything herein to the contrary, nothing in the foregoing “Exculpation” shall (1) exculpate any Person or Entity from any liability resulting from any act or omission constituting fraud, willful misconduct, gross negligence, criminal conduct, malpractice, misuse of confidential information that causes damages or ultra vires act as determined by a Final Order or (2) limit the liability of the professionals of the Exculpated Parties to their respective clients pursuant to N.Y. Comp. Codes R. & Regs. tit. 22 § 1200.8 Rule 1.8(h)(1) (2009).
          (viii) Liabilities to, and Right of, Governmental Units and Nevada Parties.
     Notwithstanding anything to the contrary herein or in the Plan, except insofar as any release or discharge is expressly provided in the Environmental Claims Settlement Agreement, the Plan does not release or discharge (i) any criminal liability, (ii) any liability to any Governmental Unit that is not a claim within the meaning of section 101(5) of the Bankruptcy Code, (iii) any claim of any Governmental Unit or the Nevada Parties that arises after the Effective Date, (iv) any liability of a non-debtor to any Governmental Unit or the Nevada Parties, or (v) any liabilities to which Reorganized Tronox may be subject under applicable laws to a Governmental Unit or the Nevada Parties as the owner or operator of the Retained Assets after the Effective Date.

          (ix) Standards Applicable to Non-Debtor Releases.
     Articles VIII.C and VIII.D of the Plan provide for the release of certain claims against non-debtors in consideration of services provided to the Estates and the settlements, compromises and/or investments made by the non-debtor Released Parties. The Released Parties under the Plan are (a) Tronox and Reorganized Tronox (b) the current directors and officers of the Tronox Debtors as of July 7, 2010; (c) all current and former members of the Creditors’ Committee; (d) the Backstop Parties and the parties to the Equity Commitment Agreement dated December 20, 2010 (attached to Dkt. No. 1003); (e) the agents and lenders under each of the Prepetition Facilities, the Original DIP Facility and the Replacement DIP Facility solely in connection with such facilities; (f) the Environmental Response Trustees; (g) if Class 8 votes to accept the Plan, all current and former members of the Equity Committee; (h) with respect to each of the foregoing Entities in clauses (a) through (g), such Entities’ subsidiaries, affiliates, members, officers, directors, managing directors, managers, controlling persons, agents, financial advisors, accountants, investment bankers, consultants, attorneys, employees, partners, affiliates and representatives, in each case, only in their capacity as such; and (i) the Nevada Parties; and (j) the United States and its agents, attorneys and financial advisors. The releases are given by (x) Tronox; (y) all Holders of Claims and Equity Interests against Tronox who vote to accept the Plan (or who are deemed to have accepted the Plan); and (z) to the greatest extent permitted under applicable law, a Holder of a Claim or Equity Interest against Tronox who does not vote to accept the Plan. The released claims are any and all claims or causes of action, including those in connection with, related to or arising out of the Chapter 11 Cases.
     The United States Court of Appeals for the Second Circuit has determined that releases of non-debtors may be approved as part of a chapter 11 plan of reorganization if there are “unusual circumstances” that render the release terms important to the success of the plan. Deutsche Bank AG v. Metromedia Fiber Network Inc. (In re Metromedia Fiber Network, Inc.), 416 F.3d 136, 143 (2d Cir. 2005). Courts have approved releases of non-debtors when, for example, (a) the estate received substantial consideration; (b) the enjoined claims were channeled to a settlement fund rather than extinguished; (c) the enjoined claims would indirectly impact the reorganization by way of indemnity or contribution; (d) the plan otherwise provided for the full payment of the enjoined claims; and (e) the affected creditors consented to the release. Id. at 142.
     Before a determination can be made as to whether releases are appropriate as warranted by “unusual circumstances,” the United States Court of Appeals for the Second Circuit has concluded that there is a threshold jurisdictional inquiry as to whether the Bankruptcy Court has subject matter jurisdiction to grant such releases. In re Johns-Manville Corp., 517 F.3d 52, 65 (2d Cir. 2008); see also In re Dreier LLP, 429 B.R. 112, 132 (Bankr. S.D.N.Y. 2010) (finding no jurisdiction to approve releases of claims that did not affect the estate); In re Metcalf & Mansfield Alternative Investments, 421 B.R. 685, 695 (Bankr. S.D.N.Y. 2010) (discussing and approving releases in a case under chapter 15 of the Bankruptcy Code). Courts have jurisdiction over a third party cause of action or claim if it will “directly and adversely impact the reorganization.” Dreier, 429 B.R. at 132. Conversely, the court may lack jurisdiction if the releases claim is one that would “not affect the property of the estate or the administration of the estate.” Id. at 133. Here, all of the released claims would “directly and adversely impact the reorganization” of Tronox’s estates. Each of the entities and individuals granted a release under the Plan would have a potential claim for indemnification and/or contribution against Tronox for any liabilities incurred on such claims, as well as any expenses incurred to defend against such claims. Satisfying such claims would reduce the equity value of Reorganized Tronox and thus would reduce recoveries for Holders of Claims and Equity Interests. Tronox’s estates therefore would be directly and adversely impacted if the released claims were pursued, and the Bankruptcy Court has jurisdiction to approve them as part of the Plan.
     Tronox believes that the releases set forth in the Plan are appropriate because, among other things, the circumstances of Tronox’s chapter 11 cases are unique and satisfy the Metromedia requirements. Tronox’s Chapter 11 Cases are notable for their complexity and for the number of stakeholders with divergent interests involved. In addition, the Plan includes one of the largest environmental settlements in history. In short, the standalone reorganization embodied by the Plan is a result far better than predicted or anticipated when Tronox commenced the Chapter 11 Cases. Each of the non-debtor Released Parties afforded value Tronox and aided in the reorganization process. Tronox believes that the non-debtor Released Parties played an integral role in the formulation of the Plan and have expended significant time and resources analyzing and negotiating the issues presented by Tronox’s legacy liabilities. As such, the non-debtors receiving the releases have provided substantial consideration to the Estates and the inclusion of the non-debtor releases in the Plan is an important element of the consideration provided by these parties. The recipients of the releases would have potential claims for indemnification and/or contribution against Tronox. Because the Plan provides a substantial recovery for Holders of Claims and a potential recovery for Holders of Equity Interests, the releases are appropriate under the Metromedia decision and other case law.
     Certain parties in interest have filed objections to the non-debtor releases described above, which objections dispute Tronox’s position regarding the propriety of the non-debtor releases.
          (x) Rights of Internal Revenue Service.
     Notwithstanding any provision to the contrary in the Plan, the Confirmation Order or the implementing Plan documents: (1) the rights of the Internal Revenue Service to setoff and recoupment shall be preserved; and (2) nothing in Article VIII of the Plan shall constitute a release of the Internal Revenue Service’s claims, if any, against the Released Parties and nothing shall affect the ability of the Internal Revenue Service to pursue, to the extent allowed by non-bankruptcy law, any non-debtors for any liabilities that may be related to any federal tax liabilities owed by Tronox or Reorganized Tronox.
     K. Conditions Precedent to Confirmation and the Effective Date of the Plan
     It shall be a condition to Confirmation of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.C of the Plan:
•	the Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably acceptable to Tronox, the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties and the United States (upon consultation with the Nevada Parties);

•	the Confirmation Order shall, among other things:
o	authorize Tronox and Reorganized Tronox to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, leases, indentures and other agreements or documents created in connection with the Plan;

o	decree that the provisions of the Confirmation Order and the Plan are nonseverable and mutually dependent;

o	authorize Reorganized Tronox to (a) issue the New Common Stock and the New Warrants, as applicable, pursuant to the exemption from registration under the Securities Act provided by section 1145 of the Bankruptcy Code or other exemption from such registration as applicable and (b) enter into the agreements contained in the Plan Supplement;

o	decree that the Confirmation Order shall supersede any Bankruptcy Court orders issued prior to the Confirmation Date that may be inconsistent with the Confirmation Order;

o	authorize the implementation of the Plan in accordance with its terms; and

o	provide that, pursuant to section 1146 of the Bankruptcy Code, the assignment or surrender of any lease or sublease, and the delivery of any deed or other instrument or transfer order, in furtherance of or in connection with the plan of reorganization, including any deeds, bills of sale or assignments executed in connection with any disposition or transfer of assets contemplated by the plan, shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax (including any mortgages or security interest filing to be recorded or filed in connection with the Exit Financing); and
•	the Plan, the Environmental Claims Settlement Agreement, the Environmental Response Trust Agreements and the Anadarko Litigation Trust Agreement shall be in form and substance reasonably acceptable to Tronox, the Replacement DIP Agent, the United States, the Backstop Parties and the Creditors’ Committee.

     It shall be a condition to the Effective Date of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.C of the Plan:
•	the Confirmation Order shall (a) have been entered in a form and substance reasonably satisfactory to Tronox, the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties and the United States (in consultation with the Nevada Parties) and (b) shall have become a Final Order;

•	the final version of the Plan Supplement and all of the schedules, documents and exhibits contained therein shall have been filed in form and substance reasonably acceptable to Tronox, the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties and the United States (in consultation with the Nevada Parties);

•	all actions, documents, certificates and agreements necessary to implement the Plan, including documents contained in the Plan Supplement, shall have been effected or executed and delivered, as the case may be, to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws; provided, however, that each document, instrument and agreement must be reasonably acceptable to Tronox, the Required Backstop Parties (or, if applicable under the terms of the Equity Commitment Agreement, the Backstop Parties) and the Creditors’ Committee;

•	(a) On the Effective Date, immediately prior to giving effect to the transactions contemplated hereby (including the payment in full of all Allowed Administrative Claims and Allowed Priority Claims), Tronox shall have Available Cash equal to or greater than the amounts set forth on Schedule 8(b)(viii) to the Equity Commitment Agreement as the “Cash Balance,” as applicable to the Effective Date, or such other lower amount as shall be agreed to by the Required Backstop Parties. To the extent the Effective Date occurs after December 31, 2010, Tronox shall provide an updated schedule setting forth the projected Cash Balance reasonably acceptable to the Required Backstop Parties; (b) on the Effective Date, the amount of capital expenditures made by Tronox for the Kwinana Investment (as defined in the Credit Agreement) shall not exceed amounts set forth on Schedule 8(b)(viii) to the Equity Commitment Agreement; (c) Financing Fees, Allowed Administrative Claims, Priority Claims and Cure Claims paid on the Effective Date shall not exceed $32,500,000; it being agreed that Financing Fees shall include fees payable to potential lenders in conjunction with the Exit Financing.; and (d) Settlement Escrow Account and Cash Collateralized Letters of Credit released prior to or on the Effective Date shall in the aggregate equal or exceed $58,000,000;

•	The aggregate amount of (a) Allowed General Unsecured Claims (excluding the Unsecured Notes Claim) and (b) Allowed Indirect Environmental Claims shall not exceed $160 million;

•	the terms of the Management Equity Plan and the New Management Agreements shall be reasonably acceptable to Tronox, the Creditors’ Committee and the Required Backstop Parties;

•	all authorizations, consents, regulatory approvals, rulings or documents that are necessary to implement and effectuate the Plan shall have been received, waived or otherwise resolved;

•	Reorganized Tronox and any non-debtor parties thereto shall have entered into the Exit Credit Documents, and all conditions precedent to the consummation or effectiveness of the Exit Financing shall have been waived or satisfied in accordance with the terms thereof, and any funding contemplated to be made on the Effective Date shall have been made in accordance with the applicable Exit Credit Documents; and

•	the New Board shall have been appointed.
     The conditions to Confirmation of the Plan and to Consummation of the Plan set forth in Article IX of the Plan may be waived only by consent of Tronox, the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties, and, to the extent applicable, the United States and the Nevada Parties, without notice, leave or order of the Bankruptcy Court or any formal action other than proceeding to confirm or consummate the Plan.

     If the Consummation of the Plan does not occur, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any claims by Tronox or the Holders of any Claims or Equity Interests; (2) prejudice in any manner the rights of Tronox, any Holders or any other Entity; or (3) constitute an admission, acknowledgment, offer or undertaking by Tronox, any Holders or any other Entity in any respect.
     L. Modification, Revocation or Withdrawal of the Plan
     Except as otherwise specifically provided in the Plan, Tronox, with the reasonable consent of the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties and the United States (in consultation with the Nevada Parties), reserves the right to modify the Plan, whether such modification is material or immaterial, and seek Confirmation consistent with the Bankruptcy Code. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 and those restrictions on modifications set forth in the Plan, each of the Tronox Debtors expressly reserves its respective rights to revoke or withdraw, or, with the reasonable consent of the Replacement DIP Agent, the Creditors’ Committee, the Required Backstop Parties and the United States, to alter, amend or modify the Plan with respect to such Debtor, one or more times, after Confirmation, and, to the extent necessary may initiate proceedings in the Bankruptcy Court to so alter, amend or modify the Plan, or remedy any defect or omission, or reconcile any inconsistencies in the Plan, the Disclosure Statement or the Confirmation Order, in such matters as may be necessary to carry out the purposes and intent of the Plan. Any such modification or supplement shall be considered a modification of the Plan and shall be made in accordance with Article X of the Plan.
     Entry of the Confirmation Order shall mean that all modifications or amendments to the Plan since the solicitation of votes on the Plan and prior to entry of the Confirmation Order are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or resolicitation under Bankruptcy Rule 3019.
     Tronox reserves the right to revoke or withdraw the Plan prior to the Confirmation Date and to file subsequent plans of reorganization. If Tronox revokes or withdraws the Plan, or if Confirmation or Consummation does not occur, then: (1) the Plan shall be null and void in all respects; (2) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Equity Interest or Class of Claims or Equity Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (3) nothing contained in the Plan shall: (a) constitute a waiver or release of any Claims or Equity Interests; (b) prejudice in any manner the rights of any Tronox Debtor or any other Entity; or (c) constitute an admission, acknowledgement, offer or undertaking of any sort by any Tronox Debtor or any other Entity.
     M. Retention of Jurisdiction
     Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of or related to the Chapter 11 Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction to:
•	allow, disallow, determine, liquidate, classify, estimate or establish the priority, Secured or unsecured status or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the Secured or unsecured status, priority, amount or allowance of Claims or Equity Interests;

•	decide and resolve all matters related to the granting and denying, in whole or in part, any applications for allowance of compensation or reimbursement of expenses to Professionals authorized to be paid by the Tronox Debtors’ estates pursuant to the Bankruptcy Code or the Plan;

•	resolve any matters related to: (a) the assumption, assignment or rejection of any Executory Contract or Unexpired Lease to which a Tronox Debtor is party or with respect to which a Tronox Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code; (b) any potential contractual obligation under any Executory Contract or Unexpired Lease that is assumed; (c) Reorganized Tronox amending, modifying or supplementing after the Effective Date, pursuant to Article V of the Plan, the Assumed Executory Contract and Unexpired Lease List; and (d) any dispute regarding whether a contract or lease is or was executory or expired;
•	ensure that Distributions to Holders of Allowed Claims and Equity Interests are accomplished pursuant to the provisions of the Plan;

•	adjudicate, decide or resolve any motions, adversary proceedings (including the Anadarko Litigation), contested or litigated matters, Causes of Action and any other matters, and grant or deny any applications involving a Tronox Debtor that may be pending on the Effective Date;

•	adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

•	enter and implement such orders as may be necessary or appropriate to execute, implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

•	enter and enforce any order for the sale of property pursuant to sections 363, 1123 or 1146(a) of the Bankruptcy Code;

•	resolve any cases, controversies, suits, disputes or Causes of Action that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Entity’s obligations incurred in connection with the Plan;

•	issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Entity with Consummation or enforcement of the Plan;

•	resolve any cases, controversies, suits, disputes or Causes of Action with respect to the releases, injunctions and other provisions contained in Article VIII of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunctions, and other provisions;

•	resolve any cases, controversies, suits, disputes or causes of action with respect to the repayment or return of Distributions and the recovery of additional amounts owed by the Holder of a Claim or Equity Interest for amounts not timely repaid pursuant to Article VI.J.1 of the Plan;

•	enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

•	determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement;

•	enter an order or Final Decree concluding or closing the Chapter 11 Cases;

•	adjudicate any and all disputes arising from or relating to Distributions under the Plan;

•	consider any modifications of the Plan, to cure any defect or omission or to reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;

•	determine requests for the payment of Claims and Equity Interests entitled to priority pursuant to section 507 of the Bankruptcy Code;

•	hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

•	hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

•	hear and determine all disputes involving the existence, nature, scope, or enforcement of any exculpations, discharges, injunctions and releases granted in the Plan, including under Article VIII of the Plan, regardless of whether such termination occurred prior to or after the Effective Date;

•	enforce all orders previously entered by the Bankruptcy Court; and

•	hear any other matter not inconsistent with the Bankruptcy Code.
     N. Miscellaneous Provisions
          (i) Immediate Binding Effect.
     Subject to Article IX.B of the Plan and notwithstanding Bankruptcy Rules 3020(e), 6004(h) and 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon Tronox, Reorganized Tronox and any and all Holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges and injunctions described in the Plan, each Entity acquiring property under the Plan and any and all non-debtor parties to Executory Contracts and Unexpired Leases with the Tronox Debtors.
          (ii) Additional Documents.
     On or before the Effective Date, Tronox may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. Tronox or Reorganized Tronox, as applicable, and all Holders of Claims or Equity Interests receiving Distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.
          (iii) Statutory Committees and Cessation of Fee and Expense Payment.
     On the Effective Date, any statutory committee appointed in the Chapter 11 Cases shall dissolve and members thereof shall be released and discharged from all rights and duties from or related to the Chapter 11 Cases. Tronox shall not be responsible for paying any fees or expenses incurred by the members of or advisors to the Creditors’ Committee or the Equity Committee after the Effective Date, except with respect to pending fee applications and appeals of the Confirmation Order.
          (iv) Payment of Certain Fees and Expenses for Government Environmental Entities.
     On the Effective Date, Tronox shall pay the Government Environmental Entities $3,000,000 as an Allowed Administrative Claim. Such amount shall be deemed to satisfy all fees and expenses incurred, directly or indirectly, in connection with the Plan or the Chapter 11 Cases, including, without limitation, (a) all fees and expenses of any legal or financial advisors to the Government Environmental Entities and any consultants or other persons retained or engaged by or on behalf of the Governmental Environmental Entities and (b) any other out of pocket costs and expenses incurred by the Governmental Environmental Entities. No Government Environmental Entity shall attempt to recover additional fees or expenses from Tronox or Reorganized Tronox, including through any requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code.

          (v) Payment of Certain Fees and Expenses.
     Tronox shall pay the fees and expenses of the legal counsel and financial advisors to the Backstop Parties as set forth in the Equity Commitment Agreement. Tronox and the Backstop Parties agree that the transactions contemplated hereby comprise an Alternative Transaction under the Gleacher engagement letter.
     Tronox recognizes that the efforts of Creditors’ Committee member Michael E. Carroll contributed substantially to this case in connection with the support of the restructuring contemplated by the Plan by Holders of Tort Claims. Accordingly, Tronox agrees that, on the Effective Date, subject to supporting documentation being provided to counsel to each of Tronox, the Backstop Parties and the Creditors’ Committee, Tronox shall pay all reasonable fees and expenses of Mr. Carroll’s counsel, Montgomery, McCracken, Walker & Rhoads, LLP, for services rendered and to be rendered in connection therewith up to a maximum of $200,000.
          (vi) Payment of Indenture Trustee Fees Claim.
     Notwithstanding anything to the contrary herein, on the Effective Date, Tronox shall pay, as an Allowed Administrative Claim, the reasonable and documented fees and expenses of the Indenture Trustee, in full, in Cash, in an amount not to exceed $550,000.
     Subject to payment in full of the Indenture Trustee Fees Claim in an amount not to exceed $550,000 and the payment of all other fees and expenses (including fees and expenses of counsel) incurred by the Indenture Trustee in administering Distributions to Holders of Unsecured Notes Claims, to the extent payment of the foregoing fees and expenses is permitted by the Indenture, the Indenture Charging Lien of the Indenture Trustee shall be forever released and discharged. Once the Indenture Trustee has completed performance of all of its duties set forth in the Plan or in connection with any Distributions to be made under the Plan, the Indenture Trustee, and its successors and assigns, shall be relieved of all obligations as Indenture Trustee effective as of the Effective Date.
          (vii) Reservation of Rights.
     Except as expressly set forth in the Plan, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order, and the Confirmation Order shall have no force or effect if the Effective Date does not occur. None of the Filing of the Plan, any statement or provision contained in the Plan or the taking of any action by any Tronox Debtor with respect to the Plan, the Disclosure Statement or the Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Tronox Debtor with respect to the Holders of Claims or Equity Interests prior to the Effective Date.
          (viii) Successors and Assigns.
     The rights, benefits and obligations of any Entity named or referred to in the Plan shall be binding on and shall inure to the benefit of any heir, executor, administrator, successor or assign, affiliate, officer, director, agent, representative, attorney, beneficiaries or guardian, if any, of each Entity.
          (ix) Notices.
     All notices, requests and demands to or upon Tronox to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

               (a) if to Tronox, to:
          Tronox LLC
          3301 NW 150th Street
          Oklahoma City, Oklahoma 73134
          Facsimile: (405) 775-5012
          Attention: Michael J. Foster, Esq.
          E-mail address: michael.foster@tronox.com
          with copies to:
          Kirkland & Ellis LLP
          601 Lexington Avenue
          New York, New York 10022
          Facsimile: (212) 446-4900
          Attention: Jonathan S. Henes, Esq., Patrick J. Nash, Jr., Esq. and Nicole L. Greenblatt, Esq.
          E-mail addresses: jonathan.henes@kirkland.com, patrick.nash@kirkland.com and nicole.greenblatt@kirkland.com
               (b) if to the Replacement DIP Agent, to:
          Latham & Watkins LLP
          233 South Wacker Drive, Suite 5800
          Chicago, Illinois 60606
          Attention: Richard A. Levy, Esq.
          E-mail address: richard.levy@lw.com
               (c) if to the Creditors’ Committee, to:
          Paul, Weiss, Rifkind, Wharton & Garrison LLP
          1285 Avenue of the Americas
          New York, New York 10019
          Attention: Brian S. Hermann, Esq. and Elizabeth McColm, Esq.
          E-mail addresses: bhermann@paulweiss.com and emccolm@paulweiss.com
               (d) if to the United States to:
          Office of the United States Attorney, Southern District of New York
          86 Chambers Street, 3rd Floor
          New York, New York 10007
          Attention: Robert Yalen Esq. and Tomoko Onozawa, Esq.
          Email address: robert.yalen@usdoj.gov and tomoko.onozawa@usdoj.gov
               (e) if to the Backstop Parties, to:
          Milbank, Tweed, Hadley & McCloy LLP
          1 Chase Manhattan Plaza
          New York, New York 10005
          Attention: Thomas C. Janson, Esq. and Robert C. Shenfeld, Esq.
          Email address: tjanson@milbank.com and rshenfeld@milbank.com

               (f) if to the Equity Committee, to:
          Pillsbury Winthrop Shaw Pittman LLP
          1540 Broadway
          New York, New York 10036
          Attn: Craig A. Barbarosh, Esq., David A. Crichlow, Esq. and Karen B. Dine, Esq.
          Email addresses: craig.barbarosh@pillsburylaw.com, david.crichlow@pillsburylaw.com and karen.dine@pillsburylaw.com
               (g) if to U.S. Trustee, to:
          Office of the United States Trustee for the Southern District of New York
          33 Whitehall Street, 21st Floor
          New York, New York 10004
          Attn: Susan D. Golden, Esq.
          Email addresses: susan.golden@usdoj.gov
     After the Effective Date, Tronox has authority to send a notice to Entities providing that to continue to receive documents pursuant to Bankruptcy Rule 2002, such Entity must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, Tronox is authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.
          (x) Term of Injunctions or Stays.
     Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and extant on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order), shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.
          (xi) Entire Agreement.
     Except as otherwise indicated, the Plan, the Plan Supplement and all exhibits thereto supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan and the Plan Supplement.
          (xii) Exhibits.
     All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be available upon written request to Tronox’s counsel at the address above or by downloading such exhibits and documents from the website of Tronox’s notice and claims agent at http://www.kccllc.net/tronox or the Bankruptcy Court’s website at www.nysb.uscourts.gov. To the extent any exhibit or document is inconsistent with the terms of the Plan, unless otherwise ordered by the Bankruptcy Court, the non-exhibit or non-document portion of the Plan shall control.
          (xiii) Nonseverability of Plan Provisions.
     If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is: (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without Tronox’s and the Creditors’ Committee’s consent; and (3) nonseverable and mutually dependent.
          (xiv) Votes Solicited in Good Faith.
     Upon entry of the Confirmation Order, Tronox will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code, and pursuant to section 1125(e) of the Bankruptcy Code, Tronox and each of its Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer and issuance of Securities Distributed under the Plan and any previous plan, and, therefore, such parties, individuals and Reorganized Tronox will not have any liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan or the offer and issuance of the Securities offered and Distributed under the Plan and any previous plan.
          (xv) Closing of Chapter 11 Cases.
     Tronox shall, promptly after the full administration of the Chapter 11 Cases, file with the Bankruptcy Court all documents required by Bankruptcy Rule 3022 and any applicable order of the Bankruptcy Court to close the Chapter 11 Cases.
          (xvi) Waiver or Estoppel.
     The Plan provides that each Holder of a Claim or an Equity Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Equity Interest should be Allowed in a certain amount, in a certain priority, Secured or not subordinated by virtue of an agreement made with Tronox, its counsel or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement or papers filed with the Bankruptcy Court prior to the Confirmation Date. For the avoidance of doubt, this provision in the Plan is not intended to limit a creditor’s ability to enter into a consensual post-confirmation resolution of its Claim.
          (xvii) Conflicts.
     Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement, the Plan Supplement or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control.
V. VALUATION ANALYSIS
     In conjunction with formulating the Plan, the Tronox Debtors determined that it was necessary to estimate the post-Confirmation going-concern of Reorganized Tronox (the “Valuation Analysis”). The Valuation Analysis is set forth on the exhibit attached hereto as Exhibit D.
VI. CONFIRMATION OF THE PLAN
     A. The Confirmation Hearing
     The Bankruptcy Court has scheduled the Confirmation Hearing for 11:00 a.m. on November 17, 2010 (Eastern Time), before the Honorable Allan L. Gropper, United States Bankruptcy Judge, in the United States Bankruptcy Court for the Southern District of New York, located at One Bowling Green, Courtroom 617, New York, New York 10004-1408. The Confirmation Hearing may be adjourned from time to time without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any adjournment thereof.

     B. Requirements for Confirmation of the Plan
     Among the requirements for the Confirmation of the Plan are that the Plan (1) is accepted by all impaired Classes of Claims and Equity Interests, or if rejected by an impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class, (2) is feasible, and (3) is in the “best interests” of Holders of Claims and Equity Interests that are impaired under the Plan.
     The following requirements must be satisfied pursuant to section 1129(a) of the Bankruptcy Code before the Bankruptcy Court may confirm a plan of reorganization:
•	The plan complies with the applicable provisions of the Bankruptcy Code.

•	The proponents of the plan comply with the applicable provisions of the Bankruptcy Code.

•	The plan has been proposed in good faith and not by any means forbidden by law.

•	Any payment made or to be made by the proponent, by the debtor or by a person issuing securities or acquiring property under a plan, for services or for costs and expenses in or in connection with the case, in connection with the plan and incident to the case, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

•	The proponent of the plan has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the plan, as a director, officer or voting trustee of the debtor, an affiliate of the debtor participating in a joint plan with the debtor or a successor to the debtor under the plan, and the appointment to, or continuance in, such office of such individual, is consistent with the interests of creditors and equity security holders and with public policies.

•	The proponent of the plan has disclosed the identity of any insider (as defined in section 101(31) of the Bankruptcy Code) that will be employed or retained by Reorganized Tronox and the nature of any compensation for such insider.

•	With respect to each holder within an impaired class of claims or equity interests, each such holder (a) has accepted the plan or (b) will receive or retain under the plan on account of such claim or interest property of a value, as of the effective date of the plan, that is not less than the amount that such holder would so receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code on such date.

•	With respect to each class of claims or equity interests, such class (a) has accepted the plan or (b) is not impaired under the plan (subject to the “cramdown” provisions discussed below).

•	Except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the plan provides that:
o	with respect to a claim of a kind specified in sections 507(a)(1) or 507(a)(2) of the Bankruptcy Code, on the effective date of the plan, the holder of the claim will receive on account of such claim cash equal to the allowed amount of such claim, unless otherwise agreed;

o	with respect to a class of claims of the kind specified in sections 507(a)(3), 507(a)(4), 507(a)(5), 507(a)(6) or 507(3)(7) of the Bankruptcy Code, each holder of a claim of such class will receive (a) if such class has accepted the plan, deferred cash payments of a value, on the effective date of the plan, equal to the allowed amount of such claim; or (b) if such class has not accepted the plan, cash on the effective date of the plan equal to the allowed amount of such claim; and

o	with respect to a priority tax claim of a kind specified in section 507(a)(8) of the Bankruptcy Code, the holder of such claim will receive on account of such claim deferred cash payments, over a period not exceeding six years after the date of assessment of such claim, of a value, as of the effective date of the plan, equal to the allowed amount of such claim.
•	If a class of claims is impaired under the plan, at least one class of claims that is impaired under the plan has accepted the plan, determined without including any acceptance of the plan by any “insider,” as defined in section 101(31) of the Bankruptcy Code.

•	Confirmation of the plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the debtor or any successor to the debtor under the plan, unless such liquidation or reorganization is proposed in the plan.

•	All fees payable under 28 U.S.C. §1930, as determined by the Bankruptcy Court at the hearing on confirmation of the plan, have been paid or the plan provides for the payment of all such fees on the effective date of the plan.

•	The plan provides for the continuation after its effective date of payment of all retiree benefits, as that term is defined in section 1114 of the Bankruptcy Code, at the level established pursuant to subsection (e)(i)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to confirmation of the plan, for the duration of the period the debtor has obligated itself to provide such benefits.
     C. Best Interests of Creditors
     Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that a bankruptcy court find, as a condition to confirmation, that a chapter 11 plan provides, with respect to each class, that each holder of a claim or an interest in such class either (i) has accepted the plan or (ii) will receive or retain under the plan property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the debtors liquidated under chapter 7 of the Bankruptcy Code. To make these findings, a bankruptcy court must: (i) estimate the cash liquidation proceeds that a chapter 7 trustee would generate if each of the debtor’s chapter 11 cases were converted to a chapter 7 case and the assets of such debtor’s estate were liquidated; (ii) determine the liquidation distribution that each non-accepting holder of a claim or an interest would receive from such liquidation proceeds under the priority scheme dictated in chapter 7; and (iii) compare the holder’s liquidation distribution to the distribution under the plan that the holder would receive if the plan were confirmed and consummated.
     To satisfy the requirements of section 1129(a)(7) of the Bankruptcy Code, Tronox, together with its retained advisors, prepared the liquidation analysis attached hereto as Exhibit E to this Disclosure Statement (the “Liquidation Analysis”). Based upon on the Liquidation Analysis, Tronox believes that holders of Claims and Interests will receive equal or greater value as of the Effective Date than such holders would receive in a chapter 7 liquidation and that the Plan will therefore meet the “best interests” test provided in section 1129(a)(7) of the Bankruptcy Code.
     D. Acceptance by Impaired Classes
     Section 1126(c) of the Bankruptcy Code provides that a class of claims has accepted a plan of reorganization if such plan has been accepted by creditors that hold at least two-thirds in amount and more than one-half in number of the allowed claims of such class.
     E. Feasibility
     Section 1129(a)(11) of the Bankruptcy Code requires that confirmation of the plan of reorganization is not likely to be followed by the liquidation, or the need for further financial reorganization of the debtors, or any successor to the debtors (unless such liquidation or reorganization is proposed in the plan of reorganization).

     To determine whether the Plan meets this feasibility requirement, Tronox has analyzed its ability to meet its obligations under the Plan. As part of this analysis, Tronox has prepared the financial projections, as set forth on Exhibit C attached hereto. Based upon the financial projections, Tronox believes that Reorganized Tronox will be a viable operation following the Chapter 11 Cases, and that the Plan will meet the feasibility requirements of the Bankruptcy Code.
     F. Requirements of Section 1129(b) of the Bankruptcy Code
     The Bankruptcy Code permits confirmation of a plan of reorganization even if it is not accepted by each impaired class so long as (a) the plan of reorganization otherwise satisfies the requirements for confirmation, (b) at least one impaired class of claims has accepted the plan of reorganization without taking into consideration the votes of any insiders in such class and (c) the plan of reorganization is “fair and equitable” and does not “discriminate unfairly” as to any impaired class that has not accepted such plan. These so-called “cramdown” provisions are set forth in section 1129(b) of the Bankruptcy Code.
          (i) “Fair and Equitable”
     The Bankruptcy Code establishes different “cramdown” tests for determining whether a plan is “fair and equitable” to dissenting impaired classes unsecured creditors and equity interest holders as follows:
               (a) Unsecured Creditors
     A plan of reorganization is fair and equitable as to an impaired class of unsecured claims that rejects the plan if the plan provides that: (i) each holder of a claim included in the rejecting class receives or retains under the plan property of a value, as of the effective date of the plan of reorganization, equal to the amount of its allowed claim; or (ii) the holders of claims and equity interests that are junior to the claims of the rejecting class will not receive or retain any property under the plan of reorganization on account of such junior claims or interests.
               (b) Holders of Equity Interests in Tronox Incorporated
     A plan of reorganization is fair and equitable as to an impaired class of equity interests that rejects the plan if the plan provides that: (i) each holder of an equity interest included in the rejecting class receives or retains under the plan property of a value, as of the effective date of the plan of reorganization, equal to the greatest of the allowed amount of (A) any fixed liquidation preference to which such holder is entitled, (B) the fixed redemption price to which such holder is entitled, or (C) the value of the equity interest; or (ii) the holder of any equity interest that is junior to the equity interests of the rejecting class will not receive or retain any property under the plan of reorganization on account of such junior interest.
     Tronox believes the Plan is fair and equitable as to Holders of Claims in Classes that vote to reject the Plan because the Plan provides that their Allowed Claims or Equity Interests will be either Unimpaired, or they will receive their “absolute priority” entitlements under the Bankruptcy Code. Tronox believes the Plan is fair and equitable as to Holders of General Unsecured Claims and Equity Interests because Holders of Equity Interests will not receive or retain any property under the Plan unless Holders of General Unsecured Claims receive full payment on account of their Claims.
          (ii) No “Unfair Discrimination”
     This test applies to classes of claims or interests that are of equal priority and are receiving different treatment under a proposed plan. The test does not require that the treatment be the same or equivalent, but that the treatment be “fair.” In general, bankruptcy courts consider whether a plan discriminates unfairly in its treatment of classes of claims of equal rank (e.g., classes of the same legal character). Bankruptcy courts will take into account a number of factors in determining whether a plan discriminates unfairly. A proposed plan could treat two classes of unsecured creditors differently without unfairly discriminating against either class.

     A plan of reorganization does not “discriminate unfairly” if a dissenting class is treated substantially equally to other classes similarly situated and no such class receives more than it is legally entitled to receive for its claims or equity interests.
     Tronox does not believe that the Plan discriminates unfairly against any impaired Class of Claims or Equity Interests. Tronox believes that the Plan and the treatment of all Classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual Confirmation of the Plan.
VII. RISK FACTORS
     Holders of Claims and Equity Interests should read and consider carefully the risk factors set forth below, as well as the other information set forth in this Disclosure Statement and the documents delivered together herewith, referred to or incorporated by reference herein, prior to voting to accept or reject the Plan. Although these risk factors are many, these factors should not be regarded as constituting the only risks present in connection with Tronox’s businesses or the Plan and its implementation.
     A. Risks Related to Confirmation of the Plan
(i)	Classes 3, 4, 5, 6, 7 and 8 may vote to reject the Plan.
     Pursuant to section 1126(c) of the Bankruptcy Code, section 1129(a)(7)(A)(i) of the Bankruptcy Code will be satisfied with respect to Classes 3, 4, 5, 6, 7 and 8 if at least two-thirds in amount and more than one-half in number of the Allowed Claims or Equity Interests that vote in such Class, vote to accept the Plan. There is no guarantee that Tronox will receive the necessary acceptances from Holders of Claims or Equity Interests in Classes 3, 4, 5, 6, 7 or 8. If all of Classes 3, 4, 5, 6, 7 and 8 vote to reject the Plan, Tronox may elect to amend the Plan with the reasonable consent of the Replacement DIP Agent, the Creditors’ Committee, the Backstop Parties and the United States, propose an alternate plan or proceed with liquidation.
(ii)	The conditions precedent to the Confirmation and Consummation of the Plan may not occur.
     As more fully set forth in Article IX of the Plan, the occurrence of Confirmation of the Plan and the Effective Date are each subject to a number of conditions precedent, including, among other things, finalizing and obtaining necessary approvals and consents with respect to the Environmental Claims Settlement. If the conditions precedent to Confirmation are not satisfied or waived, then the Plan will not be confirmed; and if the conditions precedent to the Effective Date are not satisfied or waived, the Effective Date will not take place. In the event that the Plan is not confirmed or is not consummated, Tronox may amend the Plan and seek confirmation of the amended Plan.
     However, if Tronox does not secure sufficient working capital to continue its operations, obtain the necessary approvals and consents with respect to the Environmental Claims Settlement Agreement or if the revised Plan is not otherwise confirmed, Tronox may be forced to go out of business and proceed with a liquidation of its assets. While the Liquidation Analysis indicates that some Holders of Claims would receive a full or partial recovery, it also demonstrates that other Holders of Claims and Equity Interests would receive no recovery in a hypothetical chapter 7 liquidation. For a more detailed description of the consequences of a liquidation scenario, see the Liquidation Analysis attached hereto at Exhibit E.
(iii)	The aggregate amount of Allowed General Unsecured Claims (excluding the Unsecured Notes Claim) and Allowed Indirect Environmental Claims could exceed certain limits.
     It is a condition precedent to the Effective Date that the aggregate amount of (a) Allowed General Unsecured Claims (excluding the Unsecured Notes Claim) and (b) Allowed Indirect Environmental Claims shall not exceed $160 million.

     Tronox is in the process of objecting to certain asserted General Unsecured Claims and Indirect Environmental Claims, including claims asserted by Anadarko, but there can be no assurance that Tronox’s objections will be successful and that the aggregate amount of such Claims will be less than $160 million. To the extent the aggregate amount of such Claims exceeds $160 million, the consummation of the Plan may be delayed or not occur. For further information on the Anadarko Claims in particular, see Article III.E hereof.
(iv)	Tronox may be unable to meet certain minimum liquidity requirements.
     It is a condition precedent to the Effective Date that the minimum liquidity requirements set forth in the Equity Commitment Agreement shall have been met. To the extent that confirmation of the Plan is delayed or Tronox is unable to secure the financing contemplated under the Exit Financing, Tronox may be unable to meet this condition precedent, and the consummation of the Plan also may be delayed or not occur.
(v)	Tronox may be unable to transfer certain of the Nevada Assets.
     Tronox’s interests in Basic Management, Inc. (“BMI”) and its affiliate, The Landwell Company, L.P. (“Landwell”) are included in the Nevada Assets which are to be transferred to the Environmental Response Trusts pursuant to the Environmental Claims Settlement Agreement. Pursuant to the governing documentation for BMI and Landwell, each of BMI, Landwell and their respective shareholders (in the case of BMI) and partners (in the case of Landwell) hold a consent right and right of first refusal with respect to certain transfers of Tronox’s interests in BMI and/or Landwell. Tronox does not believe that the consummation of the transactions pursuant to the Plan will trigger such consent rights, rights of first refusal or any other similar right; however, BMI, Landwell and their respective shareholders or partners have indicated that they will not consent to any transfer and intend to enforce their rights of first refusal. If Tronox is unable to resolve this dispute and effectuate a transfer of its interests in BMI and Landwell (or the proceeds thereof) to the Environmental Response Trusts, or such transfer is delayed, the consummation of the Plan may be delayed or not occur.
(vi)	The Equity Committee objects to the Plan and may seek to solicit votes on a competing plan of reorganization
     On September 2, 2010, the Official Committee of Equity Security Holders submitted an alternative plan of reorganization [Dkt. No. 1962] (as amended from time to time, including by Dkt. No. 2142, the “Equity Committee Plan”) and related disclosure statement [Dkt. No. 1963] (as amended from time to time, including by Dkt. No. 2143, the “Equity Committee Disclosure Statement”). The Equity Committee Plan is premised on an enterprise valuation of Tronox of approximately $1.25 billion and provides for a $185 million rights offering open to certain eligible holders of Claims and Equity Interests. On September 29, 2010, the Equity Committee filed a notice of withdrawal [Dkt. No. 2180] regarding the Equity Committee Plan and Disclosure Statement, without prejudice to re-file.
     Despite the withdrawal thereof, the existence of the Equity Committee Plan raises certain risks with respect to this Plan, as follows:
•	First, because the Equity Committee disputes Tronox’s enterprise value, litigation between the Equity Committee and the proponents of this Plan may occur. In the event that the Equity Committee’s enterprise valuation is accepted, this Plan may need to be amended and confirmation could be delayed.

•	Second, the Equity Committee may contest the reasonableness of the settlements embodied in the Plan. All settlements described in the Plan are subject to review for reasonableness by the Bankruptcy Court and objection by any party in interest. If any settlement is rejected as unreasonable, recoveries to holders of Claims or Equity Interests could be impacted, and confirmation of the Plan may be delayed or not occur.

•	Third, the Equity Committee has indicated that it is concerned that conditioning distribution to Class 8 Equity Interests in Tronox Incorporated on acceptance of the Plan is improperly coercive, and the Equity Committee may object to the Plan on that basis. To the extent the Equity Committee is successful in prosecuting its objection, the Plan may have to be amended and confirmation could be delayed.

     Tronox and other parties in interest are in ongoing discussions with the Equity Committee regarding the treatment of Equity Interests under the Plan. As a result of those negotiations, the value of the New Warrants offered to Class 8 Equity Interests may increase, which could dilute recoveries to holders of Class 3 and Class 6 Claims under the Plan.
          (vii) Tronox may seek to accomplish an alternative chapter 11 plan.
     If votes are received in number and amount sufficient to enable the Bankruptcy Court to confirm the Plan, Tronox intends to seek, as promptly as practicable thereafter, confirmation of the Plan. In the event that sufficient votes are not received, Tronox may seek to accomplish an alternative chapter 11 plan. There can be no assurance that the terms of any such alternative chapter 11 plan would be similar or as favorable to the Holders of Allowed Claims or Equity Interests as those proposed in the Plan.
          (viii) Nonconsensual confirmation of the Plan may be necessary.
     In the event that any impaired class of claims or equity interests does not accept a chapter 11 plan, a bankruptcy court may nevertheless confirm such a plan at the proponents’ request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and, as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes. Tronox believes that the Plan satisfies these requirements, and Tronox may request such nonconsensual confirmation in accordance with subsection 1129(b) of the Bankruptcy Code. Nevertheless, there can be no assurance that the Bankruptcy Court will reach this conclusion.
          (ix) Tronox may object to the amount or classification of a Claim.
     Except as otherwise provided in the Plan, Tronox reserves the right to object to the amount or classification of any Claim under the Plan. The estimates set forth in this Disclosure Statement cannot be relied on by any Holder of a Claim where such Claim is subject to an objection. Any Holder of a Claim that is subject to an objection thus may not receive its expected share of the estimated distributions described in this Disclosure Statement.
     B. Risks Related to Recoveries under the Plan
(i)	Tronox may not be able to achieve its projected financial results.
     The financial projections set forth on Exhibit C to this Disclosure Statement represent Tronox management’s best estimate of Tronox’s future financial performance based on currently known facts and assumptions about Tronox’s future operations as well as the United States and world economies in general and the industry segments in which Tronox operates in particular. Tronox’s actual financial results may differ significantly from the projections. If Tronox does not achieve its projected financial results, then the value of the New Common Stock may be negatively affected and Tronox may lack sufficient liquidity to continue operating as planned after the Effective Date.
(ii)	A liquid trading market for the New Common Stock is unlikely to develop immediately.
     A liquid trading market for the New Common Stock is unlikely to develop immediately. As of the Effective Date, the New Common Stock will not be listed for trading on any stock exchange or trading system. Consequently, the trading liquidity of the New Common Stock will be limited. The future liquidity of the trading market for the New Common Stock will depend, among other things, upon the number of Holders of New Common Stock, and whether the stock is listed for trading on an exchange. The ability of Reorganized Tronox Incorporated to list the New Common Stock on an exchange will depend on its ability to prepare historical financial statements. On May 5, 2009, Tronox filed a statement of Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review on Form 8-K indicating that Tronox’s previously filed financial reports should no longer be relied upon because Tronox failed to establish adequate reserves as required by applicable accounting pronouncements. In the report, Tronox indicated that it has not yet completed its review of contingency reserves and other related liabilities. Therefore, the amount of any increase to its reserves that may need to be taken is not known at this time. However, the adjustments will be material. Tronox continues to review its environmental and other contingent liability reserves. There is no assurance of when this process will be completed. Accordingly, Tronox’s ability to list shares of New Common Stock for trading on an exchange may be delayed depending on whether Tronox is required to restate its historical contingency liability reserves and the timing of such restatement, if necessary.
(iii)	No distributions may be made from the Anadarko Litigation Trust if Tronox is not successful in the Anadarko Litigation
     The Anadarko Litigation may not be successful and there is no guarantee that the Anadarko Litigation Trust will ever make distributions to its beneficiaries. Because interests in the Anadarko Litigation Trust are an important part of the consideration being distributed to Holders of Class 4, 5 and 6 Claims, there is a possibility that Holders of Class 4, 5 and 6 Claims will not receive any recovery from the Anadarko Litigation Trust. As a result, a material portion of the recovery of Holders of Class 4, 5 and 6 Claims is at risk if Tronox is not successful in the Anadarko Litigation.
(iv)	If Lead Plaintiffs Successfully Pursue their Appeal, and their Claim is Allowed, Recoveries for Class 8 Will Be Impacted.
     Tronox believes that the Lead Plaintiffs’ appeal lacks merit. If Lead Plaintiffs, however, are ultimately successful in their appeal and are permitted to file the Class Claim, and if the Class Claim is Allowed, recoveries for Holders of Class 8 Equity Interests in Tronox Incorporated will be negatively impacted. The Plan does not currently provide for a class of subordinated Claims pursuant to section 510 of the Bankruptcy Code. If the Class Claim is Allowed, a class of subordinated Claims will need to be created to account for the Class Claim, and holders of Class 8 Equity Interests likely would be precluded from receiving the New Warrants on account of such equity interests pursuant to section 1129(b)(2)(B)(ii) of the Bankruptcy Code.
     The Lead Plaintiffs have asserted the right to pursue claims against Tronox solely to the extent that insurance proceeds are available to satisfy such claims. Tronox has not yet taken a position with respect to this matter and the Lead Plaintiffs reserve their right to raise this issue in connection with confirmation of the Plan.
     C. Risks Related to Tronox’s Business
(i)	The labor and employment laws in many jurisdictions in which we operate are more restrictive than in the United States. Our relationship with our employees could deteriorate, which could adversely affect our operations.
     Approximately 30% of our employees are employed outside the United States. In certain of those countries, such as Australia and the member states of the European Union, labor and employment laws are more restrictive than in the United States and, in many cases, grant significant job protection to employees, including rights on termination of employment. For example, in The Netherlands, by law some of our employees are represented by a works’ council, which subjects us to employment arrangements very similar to collective bargaining agreements.
     We are required to consult with and seek the consent or advice of the unions or works’ councils that represent our employees for certain of our activities. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes. Furthermore, there can be no assurance that we will be able to negotiate labor agreements with our unionized employees in the future on satisfactory terms. If those employees were to engage in a strike, work stoppage or other slowdown, or if any of our other employees were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, which could adversely affect our financial condition and results of operations.

(ii)	Interruptions of operations at our facilities may result in liabilities or lower operating results.
     Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards could lead to an interruption or suspension of operations and due to the interdependence of these facilities, could have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. Potential hazards include the following:
•	Piping and storage tank leaks and ruptures;

•	Mechanical failure;

•	Severe weather and natural disasters;

•	Employee exposure to hazardous substances; and

•	Chemical spills and other discharges or releases of toxic or hazardous substances or gases.
     There is also a risk that one or more of our key raw materials or one or more of our products may be found to have currently unrecognized toxicological or health-related impact on the environment or on our customers or employees. Such hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. If such actions are determined to be adverse to us, we may have inadequate insurance to cover such claims, or we may have insufficient cash flow to pay for such claims. Such outcomes could adversely affect our financial condition and results of operations.
     We maintain property, business interruption, casualty and terrorism insurance that we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our businesses, including losses resulting from natural disasters or terrorist acts. Changes in insurance market conditions have in the past caused, and may in the future cause, premiums and deductibles for certain insurance policies to increase substantially and, in some instances, for certain insurance to become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.
(iii)	Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which we are subject could result in unanticipated loss or liability.
     Our operations and production facilities are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws and regulations. In the event of a catastrophic incident involving any of the raw materials we use or chemicals we produce, we could incur material costs as a result of addressing the consequences of such event.
     We are party to a number of legal and administrative proceedings involving environmental and other matters pending in various courts and before various agencies. These include proceedings associated with facilities currently or previously owned, operated or used by us or our predecessors, and include claims for personal injuries, property damages and injury to the environment, including natural resource damages and non-compliance with permits. Any determination that one or more of our key raw materials or products, or the materials or products associated with facilities previously owned, operated or used by us or our predecessors, has, or is characterized as having, a toxicological or health-related impact on our environment, customers or employees could subject us to additional legal claims. These proceedings and any such additional claims may be costly and may require a substantial amount of management attention, which may have an adverse affect on our financial condition and results of operations.
(iv)	We may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.
     Our industry is highly capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund our ongoing research and development activities and meet our general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects and the status and timing of competitive developments. Additional financing may not be available when needed on terms favorable to us or at all. Further, the terms of the Replacement DIP Facility may limit our ability to incur additional indebtedness or issue additional shares of our common stock. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business.
(v)	Market conditions and cyclical factors that adversely affect the demand for the end-use products that contain our titanium dioxide could adversely affect our results.
     Historically, regional and world events that negatively affect discretionary spending or economic conditions generally, such as terrorist attacks, the incidence or spread of contagious diseases or other economic, political or public health or safety conditions, have adversely affected demand for the finished products that contain TiO2 and from which we derive a substantial portion of our revenue. Events such as these are likely to contribute to a general reluctance by the public to purchase “quality of life” products, which could cause a decrease in demand for our chemicals and, as a result, may have an adverse effect on our results of operations and financial condition.
     Additionally, the demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year than in the other quarters due in part to the increase in paint production in the spring to meet demand resulting from the spring and summer painting season in North America and Europe. We may be adversely affected by existing or future cyclical changes, and such conditions may be sustained or further aggravated by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2.
(vi)	Our business, financial condition and results of operations could be adversely affected by global and regional economic downturns and other conditions.
     We have significant production, sales and marketing operations throughout the United States, Europe and the Asia-Pacific region, with approximately 1,100 customers in approximately 90 countries. We also purchase many of the raw materials used in the production of our products in foreign jurisdictions. In 2009, approximately 43% of our total revenues were generated from production outside of the United States. Due to these factors, our performance, particularly the performance of our pigment business line, is cyclical and tied closely to general economic conditions, including global GDP. As a result, our business, financial condition and results of operations are vulnerable to political and economic conditions affecting global gross domestic product and the countries in which we operate. For example, from 2000 through 2003, our business was affected when the TiO2 industry experienced a period of unusually weak business conditions as a result of a variety of factors, including the global economic recession, exceptionally rainy weather conditions in Europe and the Americas and the outbreak of SARS in Asia. Based on these factors, global and regional economic downturns and other conditions may have an adverse effect on our financial condition and results of operations.

(vii)	Our results of operations may be adversely affected by fluctuations in currency exchange rates.
     The financial condition and results of operations of our operating entities in The Netherlands and Australia, among other jurisdictions, are reported in various foreign currencies and then translated into United States dollars at the applicable exchange rate for inclusion in the financial statements. As a result, any volatility of the United States dollar against these foreign currencies creates uncertainty for and may have a negative impact on our reported sales and operating margin. In addition, our operating entities often need to convert currencies they receive for our products into currencies in which they purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Because we have significant operations in Europe and Australia, we are exposed primarily to fluctuations in the euro and the Australian dollar.
     In the past, we have sought to minimize our foreign currency risk by engaging in hedging transactions. We may be unable to effectively manage our foreign currency risk, and any volatility in foreign currency exchange rates may have an adverse effect on our financial condition or results of operations.
(viii)	Our industry and the end-use markets in which we compete are highly competitive. This competition may adversely affect our results of operations and operating cash flows.
     Each of the markets in which we compete is highly competitive. Competition is based on a number of factors such as price, product quality and service. We face significant competition from major international TiO2 producers, including the four other major producers, as well as smaller regional competitors. Our most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources, staffs and facilities than we do. The additional resources and larger staffs and facilities of such competitors may give them a competitive advantage when responding to market conditions and capitalizing on operating efficiencies. Increased competition could result in reduced sales, which could adversely affect our profitability and operating cash flows.
     In addition, within the end-use markets in which we compete, competition between products is intense. We face substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause our customers to switch to our competitor’s products. If we are unable to develop and produce or market our products to compete effectively against our competitors following such events, our results of operations and operating cash flows may suffer.
(ix)	Fluctuations in costs of our raw materials and process chemicals or our access to supplies of our raw materials or process chemical could have an adverse effect on our results of operations.
     In 2009, raw materials used in the production of TiO2 constituted approximately 27% of our operating expenses. Costs of many of the raw materials we use may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. These fluctuations could negatively affect our operating margins and our profitability. As these costs rise, our operating expenses likely will increase and could adversely affect our business, especially if we are unable to pass price increases in raw materials through to our customers.
     Should our vendors not be able to meet their contractual obligations or should we be otherwise unable to obtain necessary raw materials, we may incur higher costs for raw materials or may be required to reduce production levels, which may have an adverse effect on our financial position, results of operations or liquidity.

(x)	Third parties may develop new intellectual property rights for new processes and/or products that we would want to use, but would be unable to do so; or, third parties may claim that the products we make or the processes we use infringe their intellectual property rights, which may cause us to pay unexpected litigation costs or damages or prevent us from making, using or selling the products we make or require us to alter the processes we use.
     Although currently there are no pending or unknown threatened proceedings or claims relating to alleged infringement, misappropriation or violation of the intellectual property rights of others, we may be subject to legal proceedings and claims in the future in which third parties allege that their patents or other intellectual property rights are infringed, misappropriated or otherwise violated by us or by our products or processes. In the event that any such infringement, misappropriation or violation of the intellectual property rights of others is found, we may need to obtain licenses from those parties or substantially re-engineer our products or processes to avoid such infringement, misappropriation or violation. We might not be able to obtain the necessary licenses on acceptable terms or be able to re-engineer our products or processes successfully. Moreover, if we are found by a court of law to infringe, misappropriate or otherwise violate the intellectual property rights of others, we could be required to pay substantial damages or be enjoined from making, using or selling the infringing products or technology. We also could be enjoined from making, using or selling the allegedly infringing products or technology pending the final outcome of the suit. Any of the foregoing could adversely affect our financial condition and results of operations.
     Results of our operations may also be negatively impacted if a competitor develops or has the right to use intellectual property rights for new processes or products and we cannot obtain similar rights on favorable terms and are unable to independently develop non-infringing competitive alternatives.
(xi)	If we are not able to continue our technological innovation and successful commercial introduction of new products, our profitability could be adversely affected.
     Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position. We may not be able to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our financial condition and results of operations could be adversely affected.
(xii)	If our intellectual property were compromised or copied by competitors, or if competitors were to develop similar intellectual property independently, our results of operations could be negatively affected.
     Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations.
     We also rely upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

     We may be unable to determine when third parties are using our intellectual property rights without our authorization. We also have licensed certain of our intellectual property rights to third parties, and we cannot be certain that our licensees are using our intellectual property only as authorized by the applicable license agreement. The undetected or unremedied unauthorized use of our intellectual property rights or the legitimate development or acquisition of intellectual property related to our industry by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.
(xiii)	Shared control of our joint venture may delay decisions or actions important for operations.
     A portion of our operations currently are conducted through a joint venture (the “Tiwest Joint Venture”). We share control of the Tiwest Joint Venture with Exxaro.
     Our forecasts and plans with respect to the Tiwest Joint Venture assume that our joint venture partner will observe its joint venture obligations. In the event that our joint venture partner does not comply with its joint venture obligations, it is possible that the joint venture would not be able to operate in accordance with its business plans or that we would be required to increase our level of commitment to give effect to such plans.
     As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, potentially adversely affecting the business and operations of the Tiwest Joint Venture and in turn our business and operations.
(xiv)	Exxaro may assert a right of first refusal over the assets owned by Tronox in the joint venture or otherwise contest certain features of the Plan.
     The agreements governing the Tiwest Joint Venture contain a right of first refusal for Exxaro (pursuant to which Exxaro would have certain rights to purchase the assets owned by Tronox in the Tiwest Joint Venture) that is triggered by certain events. Tronox does not believe that the consummation of the transactions pursuant to the Plan triggers such right of first refusal or any other similar right; however, Exxaro disagrees with Tronox and believes the vesting of the Retained Assets in Reorganized Tronox, the post-confirmation restructuring transactions permitted by the Plan and the distributions of New Common Stock under the Plan may trigger Exxaro’s rights. In the event Exxaro asserts such rights, Tronox may litigate with Exxaro regarding Exxaro’s ability to assert such rights. To the extent Exxaro were to prevail in such litigation, Tronox could be required to sell its interest in the Tiwest Joint Venture for fair value as determined by an appraisal process set forth in the joint venture agreements.
     Exxaro further disputes that debtor Tronox LLC’s ownership interest in nondebtor Tronox Western Australia (“TWA”) or other Retained Assets can vest in, or be transferred to, Reorganized Tronox free and clear of any liens, claims, interest or encumbrances (including Exxaro’s preemptive right). The Exxaro parties further contend that their consent is required for Tronox to grant a Lien on Tronox LLC’s shares in TWA that secure the Exit Financing. Tronox intends to maintain the status quo with respect to all of its existing agreements with Exxaro, and Reorganized Tronox will assume all such obligations in accordance with and subject to each of the parties’ rights and obligations thereunder. For the avoidance of doubt, the deemed substantive consolidation of Tronox for Plan purposes will not alter the separate corporate structure of the Tronox Debtors and all Retained Assets of each respective legal entity will vest in the same such entity, as reorganized.
(xv)	If we do not invest in our joint venture, certain negative implications may result.
     Under the agreements governing the management of the Tiwest Joint Venture, we have an opportunity to invest a certain amount of capital to fund expansions in connection with the Tiwest Joint Venture. If we do not invest such capital by the time periods specified under such agreements, we may lose certain economic benefits associated with the exclusive ownership and marketing rights related to the pigment produced by the Tiwest Joint Venture.
(xvi)	Our business will suffer if certain key officers or employees discontinue employment with us.
     The success of our business is materially dependent upon the skills, experience and efforts of certain of our key officers and employees. The loss of key personnel could have a material adverse effect on our business, operating results or financial condition. We may not succeed in attracting and retaining the personnel we need to generate sales and to expand our operations successfully, and, in such event, our business could be materially and adversely affected. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively.
VIII. IMPORTANT SECURITIES LAW DISCLOSURE
     Under the Plan, shares of New Common Stock will be distributed to Holders of Class 3 and Class 6 Claims, and, if Class 8 votes to accept the Plan, the New Warrants (collectively with the New Common Stock, the “Plan Securities”) will be issued to the Holders of Class 8 Equity Interests.
     Reorganized Tronox and Tronox will rely on section 1145 of the Bankruptcy Code to exempt from the registration requirements of the Securities Act the offer and distribution of the Plan Securities and any New Common Stock issued pursuant to the terms thereof, other than the New Common Stock issued pursuant to the Equity Commitment Agreement. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws when such securities are to be exchanged for claims or principally in exchange for claims and partly for cash.
     Tronox has analyzed the Rights Offering and believes that any shares issued thereunder are exempt under section 1145 of the Bankruptcy Code. In general, securities issued under section 1145 of the Bankruptcy Code may be resold without registration unless the recipient is an “underwriter” with respect to those securities. Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:
•	purchases a claim against, an interest in or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in Section 2(a)(11) of the Securities Act.
     To the extent that persons who receive the Plan Securities are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by section 1145 of the Bankruptcy Code. Those persons would, however, be permitted to sell New Common Stock or other securities without registration if they are able to comply with the provisions of Rule 144 under the Securities Act, as described further below.
     You should confer with your own legal advisors to help determine whether or not you are an “underwriter.”

     Under certain circumstances, Holders of New Common Stock deemed to be “underwriters” may be entitled to resell their securities pursuant to the limited safe harbor resale provisions of Rule 144 of the Securities Act, to the extent available and in compliance with applicable state securities laws. Generally, Rule 144 of the Securities Act provides that persons who are affiliates of an issuer who resell securities will not be deemed to be underwriters if certain conditions are met. These conditions include the requirement that current public information with respect to the issuer be available, a limitation as to the amount of securities that may be sold, the requirement that the securities be sold in a “brokers’ transaction” or in a transaction directly with a “market maker” and that notice of the resale be filed with the SEC.
     Recipients of Plan Securities issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, may be able to resell their securities freely within six months from the issuance thereof.
IX. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN
     The following discussion summarizes certain federal income tax consequences of the Plan to Tronox, the Tort Claims Trust, the Anadarko Litigation Trust, and the Holders of Claims and Equity Interests, based upon the Internal Revenue Code of 1986, as amended (the “IRC”), Treasury regulations promulgated thereunder, judicial authorities and current administrative rulings and practices now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such change could be retroactively applied in a manner that could adversely affect Tronox, the Tort Claims Trust, the Anadarko Litigation Trust, and Holders of Claims and Equity Interests. In particular, some of the consequences discussed herein are based on Treasury regulations or IRS Notices that have been proposed but not finalized, which regulations are particularly susceptible to change at any time.
     The tax consequences of certain aspects of the Plan are uncertain due to the lack of applicable legal authority and may be subject to administrative or judicial interpretations that differ from the discussion below. Tronox has not requested, nor does it intend to request, a tax ruling from the Internal Revenue Service (the “IRS”). Consequently, there can be no assurance that the treatment set forth in the following discussion will be accepted by the IRS. Further, the federal income tax consequences to Tronox, the Tort Claims Trust, the Anadarko Litigation Trust, and Holders of Claims and Equity Interests is uncertain and may be affected by matters not discussed below. For example, the following discussion does not address state, local or foreign tax considerations that may be applicable and the discussion does not address the tax consequences of the Plan to certain types of Holders of Claims, creditors and stockholders (including foreign persons, financial institutions, life insurance companies, tax-exempt organizations and taxpayers who may be subject to the alternative minimum tax) who may be subject to special rules not addressed herein.
     THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL INFORMATION ONLY. THE PLAN PROPONENTS AND THEIR COUNSEL AND FINANCIAL ADVISORS ARE NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF CONFIRMATION AND CONSUMMATION OF THE PLAN, NOR ARE THEY RENDERING ANY FORM OF LEGAL OPINION OR TAX ADVICE ON SUCH TAX CONSEQUENCES. THE TAX LAWS APPLICABLE TO CORPORATIONS IN BANKRUPTCY ARE EXTREMELY COMPLEX, AND THE FOLLOWING SUMMARY IS NOT EXHAUSTIVE. HOLDERS OF CLAIMS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING TAX CONSEQUENCES OF THE PLAN, INCLUDING U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES.
     INTERNAL REVENUE SERVICE CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, ANY TAX ADVICE CONTAINED IN THIS DISCLOSURE STATEMENT (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER THE INTERNAL REVENUE CODE. TAX ADVICE CONTAINED IN THIS DISCLOSURE STATEMENT (INCLUDING ANY ATTACHMENTS) IS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DISCLOSURE STATEMENT. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

     A. Certain U.S. Federal Income Tax Consequences to Reorganized Tronox
          (i) General Discussion
     In general, Tronox does not expect to incur any substantial tax liability as a result of implementation of the Plan. However, the Company may realize cancellation of indebtedness income upon implementation of the Plan, which income could result in the reduction of the Company’s tax attributes, including its net operating losses (“NOLs”) and the tax basis in its assets.
     The implementation of the Plan should constitute a reorganization described in section 368(a)(1)(E) of the IRC (an “E Reorganization”), provided certain requirements are satisfied. Tronox should recognize no gain or loss with respect to the Plan. Whether and to what extent Holders of Claims recognize gain or loss will depend on a number of factors discussed below, including whether such Holders receive New Common Stock or other property, whether their Claims constitute securities, and whether payments received constitute damages received on account of personal injuries.
          (ii) Deduction of Amounts Transferred to Satisfy Tort and Environmental Claims
     The tax treatment of transfers of property by Tronox to the Environmental Response Trusts, the Tort Claims Trust and the Anadarko Litigation Trust will vary depending on the characterization of the trusts, e.g., as “grantor trusts” as defined by section 671 et seq. of the IRC, or as “qualified settlement funds” (“QSFs”) as defined by Treasury Regulation section 1.468B-1 et seq. Tronox currently expects that the Environmental Response Trusts, the Tort Claims Trust and the Anadarko Litigation Trust could be eligible to be treated as QSFs for federal income tax purposes, meaning that Tronox would be entitled to an immediate deduction for the fair market value of any property contributed by Tronox to such trusts. However, it may be beneficial for Tronox to elect to treat one or more of the Environmental Response Trusts, Tort Claims Trust or the Anadarko Litigation Trust as a grantor trust, in which case Tronox would be treated for tax purposes as if it continued to own such trust’s assets until such trust made distributions to its beneficiaries. In that case, Tronox would not be entitled to a deduction when property is contributed to the trusts; instead, Tronox would realize a deduction when payments are made from the trusts to the beneficiaries of such trusts.
          (iii) Cancellation of Debt Income
     Under the IRC, a taxpayer generally recognizes gross income to the extent that indebtedness of the taxpayer is cancelled for less than the amount owed by the taxpayer, subject to certain judicial or statutory exceptions. The most significant of these exceptions with respect to Tronox is that taxpayers who are operating under the jurisdiction of a federal bankruptcy court are not required to recognize such income. In that case, however, the taxpayer must reduce its tax attributes, such as its NOLs, general business credits, capital loss carryforwards, and tax basis in assets, by the amount of the cancellation of indebtedness income (“CODI”) avoided. The amount of CODI will depend on various factors, principally the value of the New Common Stock distributed to unsecured creditors under the Plan. It is therefore uncertain whether and how much CODI will be realized.
          (iv) Limitation on NOLs and Built-in Losses
     Under section 382 of the IRC, any corporation that undergoes an “ownership change” within the meaning of section 382 becomes subject to an annual limitation on its ability to utilize its NOLs and “built-in losses” in its assets. A corporation has a built-in loss in its assets to the extent that the corporation’s tax basis in its assets is greater than the value of such assets. Tronox expects to have NOLs remaining after implementation of the Plan; it is unclear whether Tronox will have a built-in loss in its assets.
     The restructuring should cause an ownership change for purposes of section 382. If and to the extent that Tronox has NOLs remaining after implementation of the Plan, then Tronox’s ability to use those NOLs would be subject to an annual limitation. The amount of such annual limitation would be approximately equal to the amount determined by multiplying the long-term tax exempt bond rate (currently approximately 4%) by Tronox’s equity value immediately after emergence from bankruptcy (but not including any value attributable to New Common

Stock acquired in the Rights Offering in excess of the amount paid for such New Common Stock). If and to the extent that Tronox has a built-in loss in its assets, then Tronox’s ability to claim a deduction for those built-in losses (including as depreciation or amortization deductions for its assets) also could be subject to that annual limitation during the first five years after the restructuring is completed. To the extent that Tronox has a built-in gain in its assets, Tronox could be entitled to an increase in the amount of its NOLs that it can use on an annual basis.
     B. Consequences to Holders of Allowed Claims
          (i) Consequences to Holders of Class 3-General Unsecured Claims
     Pursuant to the Plan, each Holder of an Allowed General Unsecured Claim will receive New Common Stock and Rights to purchase additional New Common Stock in the Rights Offering (the “Rights”) in partial satisfaction of its Claim. The U.S. federal income tax treatment to Holders of Allowed General Unsecured Claims may depend in part on whether such General Unsecured Claims are Unsecured Notes.
               (a) Unsecured Notes
     The U.S. federal income tax treatment to Holders of Unsecured Notes will depend in part on whether or to what extent such Unsecured Notes constitute “securities” for tax purposes.
     Whether an instrument constitutes a “security” is determined based on all the facts and circumstances, but most authorities have held that the length of the term of a debt instrument is an important factor in determining whether such instrument is a security for federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including the security for payment, the creditworthiness of the obligor, the subordination or lack thereof to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued. The Unsecured Notes had an initial term of approximately seven years. While not free from doubt, Tronox intends to take the position that the Unsecured Notes are securities.
     If the Unsecured Notes do qualify as “securities” for federal income tax purposes, a Holder of Unsecured Notes that receives New Common Stock and Rights in satisfaction of such Claim should recognize no gain or loss (or bad debt deduction) on the receipt of New Common Stock and Rights, except to the extent that a portion of the consideration received in exchange for the Unsecured Notes is allocable to accrued but untaxed interest. To the extent that a portion of such consideration is allocable to accrued but untaxed interest, the Holder may recognize ordinary income (as discussed in greater detail in Section B(viii) of this Article IX herein, Accrued but Untaxed Interest). A Holder’s aggregate tax basis in the New Common Stock and Rights received under the Plan in respect of an Unsecured Note that qualifies as a security, apart from amounts allocable to accrued but untaxed interest, generally should equal the Holder’s tax basis in the Unsecured Note. The holding period for any New Common Stock and Rights received under the Plan in respect of an Unsecured Note constituting a security, apart from amounts allocable to Accrued but Untaxed Interest, generally should include the holding period of the Unsecured Notes surrendered.
     If the Unsecured Notes do not qualify as “securities” for federal income tax purposes, a Holder of such Unsecured Notes should be treated as exchanging its Unsecured Notes for New Common Stock and Rights in a fully taxable exchange. A Holder of an Unsecured Note who is subject to fully taxable exchange treatment should recognize gain or loss equal to the difference between (i) the fair market value of the New Common Stock and Rights as of the Effective Date, and (ii) the Holder’s tax basis in the surrendered Unsecured Note. Such gain or loss should be capital in nature (subject to the “market discount” rules described below) and should be long-term capital gain or loss if the Unsecured Notes were held for more than one year. To the extent that a portion of the New Common Stock and Rights received in exchange for the Unsecured Notes is allocable to accrued but untaxed interest, the Holder may recognize ordinary income (as discussed in greater detail in Section B(viii) of this Article IX herein, Accrued but Untaxed Interest). Such Holder’s tax basis in the New Common Stock received should equal the fair market value of the New Common Stock and Rights as of the Effective Date. A Holder’s holding period for the New Common Stock and Rights should begin on the day following the Effective Date.
               (b) Other Class 3 General Unsecured Claims
     A Holder of a General Unsecured Claim that is not an Unsecured Note should be treated as exchanging such General Unsecured Claim for New Common Stock and Rights in a fully taxable exchange. Such Holder should recognize gain or loss equal to the difference between (i) the fair market value of the New Common Stock and Rights as of the Effective Date, and (ii) the Holder’s tax basis in the surrendered General Unsecured Claim. To the extent that the Holder held its General Unsecured Claim as a capital asset, such gain or loss should be capital in nature (subject to the “market discount” rules described below) and should be long-term capital gain or loss if the debts constituting the surrendered General Unsecured Claim were held for more than one year. To the extent that a portion of the New Common Stock and Rights received in exchange for the Allowed Claims is allocable to Accrued but Untaxed Interest, the holder may recognize ordinary income (as discussed in greater detail in Section B(viii) of this Article IX herein, Accrued but Untaxed Interest). A Holder’s tax basis in the New Common Stock and Rights received should equal the fair market value of the New Common Stock and Rights as of the Effective Date, and a Holder’s holding period for the New Common Stock and Rights should begin on the day following the Effective Date.
               (c) Tax Consequences to Holders who Exercise Rights
     A Holder of a General Unsecured Claim who receives Rights generally will not recognize gain or loss upon the exercise of such Rights to acquire New Common Stock. New Common Stock that such a Holder acquires pursuant to the exercise of the Rights will have a tax basis equal to the Holder’s adjusted tax basis in the Rights so exercised, increased by any amount paid to exercise the Rights. If the Rights are received and are allowed to lapse unexercised, a Holder will have a capital loss equal to such Holder’s adjusted tax basis in the Rights. Such loss would be a capital loss even if a Holder did not hold its original Claim as a capital asset. The deductibility of capital losses is subject to certain limitations. Holders should consult their tax advisor if they believe that they may not wish to receive or exercise the Rights.
     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE RECOGNITION OF GAIN OR LOSS, FOR FEDERAL INCOME TAX PURPOSES, ON THE SATISFACTION OF THEIR GENERAL UNSECURED CLAIMS AND ON THE EXERCISE OF RIGHTS TO PARTICIPATE IN THE RIGHTS OFFERING.
          (ii) Consequences to Holders of Class 4-Tort Claims
     Pursuant to the Plan, on the Effective Date, Tronox will establish the Tort Claims Trust (to be administered by the Tort Claims Trustee pursuant to the Tort Claims Trust Agreement) and transfer to the Tort Claims Trust the following consideration: (i) the right to 12% of the proceeds of the Anadarko Litigation, in accordance with the Anadarko Litigation Trust Agreement, (ii) the Funded Tort Claims Trust Amount and (iii) the Tort Claims Insurance Assets.
     To the extent that payments from the Tort Claims Trust to Holders of Tort Claims constitute damages received by such Holders on account of personal injuries, such payments should not constitute gross income to such Holders, except to the extent that such payments are attributable to medical expense deductions allowed under section 213 of the IRC for a prior taxable year.
     To the extent that payments to Holders of Tort Claims constitute compensatory damages for destruction or damage to property, and the fair market values of such payments do not exceed the Holder’s tax basis in its property, such payments should not be included in taxable income. Instead, such payments would be treated as a return of capital to such Holder, reducing the Holder’s tax basis in the property by the fair market value of such payments. Any amounts received in excess of the Holder’s tax basis should be treated as gain from the disposition of the property, and would therefore give rise to capital gain assuming that the Holder held such property as a capital asset.

          (iii) Consequences to Holders of Class 5-Environmental Claims
     Pursuant to the Plan, each Holder of a Class 5 Environmental Claim will receive Cash distributions from the Environmental Response Trusts in partial satisfaction of its Claim.
     To the extent that payments made from the Environmental Response Trusts to Holders of Class 5 Environmental Claims constitute damages received by such Holders on account of personal injuries, such payments should not constitute gross income to such Holders, except to the extent that such payments are attributable to medical expense deductions allowed under section 213 of the IRC for a prior taxable year.
     To the extent that payments from the Environmental Response Trusts to Holders constitute compensatory damages for destruction or damage to property, and the fair market values of such payments do not exceed the Holder’s tax basis in its property, such payments should not be included in taxable income. Instead, such payments would be treated as a return of capital to such Holder, reducing the Holder’s tax basis in the property by the fair market value of such payments. Any amounts received in excess of the Holder’s tax basis should be treated as gain from the disposition of the property, and would therefore give rise to capital gain assuming that the Holder held such property as a capital asset.
          (iv) Consequences to Holders of Class 6-Indirect Environmental Claims
     Pursuant to the Plan, each Holder of a Class 6 Indirect Environmental Claim will have its Claim split to share in the distributions to Holders of Class 3 General Unsecured Claims and Holders of Class 5 Tort Claims. 50% of each Class 6 Indirect Environmental Claim will receive New Common Stock and Rights in accordance with the treatment provided to Other Class 3 General Unsecured Claims (as discussed in greater detail in Section O(i)(b) of this Article IX herein, Other Class 3 General Unsecured Claims). The remaining 50% of each Class 6 Indirect Environmental Claim will receive its pro rata share of up to 6.25% of the Tort Claims Trust in accordance with the treatment provided to Class 4 Tort Claims (as discussed in greater detail in Section O(ii) of this Article IX herein, Consequences to Holders of Class 4 Tort Claims).
          (v) Consequences to Holders of Class 7-Convenience Claims
     Pursuant to the Plan, each Holder of an Allowed Convenience Claim will receive Cash distributions in partial satisfaction of its Claim.
     To the extent that payments made to Holders of Convenience Class Claims constitute damages received by such Holders on account of personal injuries, such payments should not constitute gross income to such Holders, except to the extent that such payments are attributable to medical expense deductions allowed under section 213 of the IRC for a prior taxable year.
     To the extent that a Holder of a Convenience Class Claim held such Claim as a capital asset, the Holder should recognize capital gain or loss equal to the difference between (a) the amount of Cash received that is not allocable to accrued interest and (b) the Holder’s tax basis in the Convenience Class Claim surrendered therefor by the Holder. Such gain or loss should be (subject to the “market discount rules” described below) long-term capital gain or loss if the Holder had a holding period in the Convenience Class Claim of more than one year. To the extent that a portion of the Cash received in exchange for the Convenience Class Claims is allocable to accrued but untaxed interest, the Holder may recognize ordinary income (as discussed in greater detail in Section B(viii) of this Article IX herein, Accrued but Untaxed Interest).
          (vi) Consequences to Holders of Class 8-Equity Interests in Tronox Incorporated
     Holders of Equity Interests in Tronox Incorporated, to the extent that they vote to approve the Plan, will receive a pro rata share of the New Warrants. Holders of such Equity Interests will therefore not recognize any gain or loss with respect to such exchange, but will instead be treated as having exchanged their stock for warrants in a tax-free reorganization. A Holder’s tax basis in its New Warrants will be the same tax basis that such Holder had in its Tronox Incorporated Equity Interest, and will have a holding period in such New Warrants that includes the period that such Holder held such Equity Interest.

     If the Holders of Equity Interests in Tronox Incorporated vote to reject the Plan, then such Holders shall receive no consideration under the Plan. In that case, such Holders would recognize a loss with respect to such Equity Interests in an amount equal to their tax basis in such Equity Interests. This loss would be a capital loss to the extent that such Holder held such Equity Interests as a capital loss, and would be a long-term capital loss if such Holder has held such Equity Interests for more than twelve months.
(vii)	Treatment of the Environmental Response Trusts, the Tort Claims Trust and the Anadarko Litigation Trust
     Tronox currently expects that the Environmental Response Trusts, Tort Claims Trust and the Anadarko Litigation Trust could be eligible to be treated as QSFs for federal income tax purposes, but it may be beneficial for Tronox to elect to treat some or all of the trusts as grantor trusts.
     If any of the Environmental Response Trusts, Tort Claims Trust or the Anadarko Litigation Trust is treated as a QSF, such trust would be subject to a separate entity level tax on its income at the maximum rate applicable to trusts and estates. In determining the taxable income of any trust treated as a QSF, (a) any amounts contributed to such trust would not be treated as taxable income, (b) any sale, exchange or distribution of property by such trust would result in the recognition of gain or loss in an amount equal to the difference between the fair market value of the property on the date of the sale, exchange or distribution and the adjusted tax basis of such property, (c) interest income and dividend income would be treated as taxable income, and (d) administrative costs (including state and local taxes) would be deductible. In general, the adjusted tax basis of property received by any trust treated as a QSF would be its fair market value at the time of receipt.
     If any of the Environmental Response Trusts, Tort Claims Trust or the Anadarko Litigation Trust is treated as a grantor trust then such trust would not be subject to federal income tax as a separate entity. Instead, Tronox would be treated for tax purposes as if it continued to own such trust’s assets until the trust distributed such assets to its beneficiaries.
(viii)	Accrued but Untaxed Interest
     A portion of the consideration received by Holders of Claims may be attributable to Accrued but Untaxed Interest on such Claims. Such amount should be taxable to that Holder as interest income if such accrued interest has not been previously included in the Holder’s gross income for United States federal income tax purposes. Conversely, Holders of Claims may be able to recognize a deductible loss to the extent any accrued interest on the Claims was previously included in the Holder’s gross income but was not paid in full by the Tronox Debtors.
     If the fair value of the consideration is not sufficient to fully satisfy all principal and interest on Allowed Claims, the extent to which such consideration will be attributable to Accrued but Untaxed Interest is unclear. Under the Plan, the aggregate consideration to be distributed to Holders of Allowed Claims in each Class will be allocated first to the principal amount of Allowed Claims, with any excess allocated to unpaid interest that accrued on such Claims, if any. Certain legislative history indicates that an allocation of consideration between principal and interest provided in a chapter 11 plan of reorganization is binding for United States federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. The IRS could take the position that the consideration received by the Holder should be allocated in some way other than as provided in the Plan. Holders of Claims should consult their own tax advisors regarding the proper allocation of the consideration received by them under the Plan.
     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE ALLOCATION OF CONSIDERATION RECEIVED IN SATISFACTION OF THEIR CLAIMS AND THE FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST.
(ix)	Market Discount
     Under the “market discount” provisions of sections 1276 through 1278 of the IRC, some or all of the gain realized by a Holder of a debt instrument constituting a General Unsecured Claim who exchanges the debt instrument for other property on the Effective Date may be treated as ordinary income (instead of capital gain), to the extent of the amount of “market discount” on the debt instruments constituting the surrendered Claim.
     In general, a debt instrument is considered to have been acquired with “market discount” if its Holder’s adjusted tax basis in the debt instrument is less than (a) the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or, (b) in the case of a debt instrument issued with original issue discount, its adjusted issue price, by at least a de minimis amount (equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity).
     Any gain recognized by a Holder on the taxable disposition of surrendered debts (determined as described above) that had been acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while such debts were considered to be held by the Holder (unless the Holder elected to include market discount in income as it accrued).
     C. Information Reporting and Backup Withholding
     In general, information reporting requirements may apply to distributions or payments under the Plan. Additionally, under the backup withholding rules, a Holder of a Claim may be subject to backup withholding (currently at a rate of 28%) with respect to distributions or payments made pursuant to the Plan unless that Holder: (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates that fact; or (b) timely provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the Holder is not subject to backup withholding because of a failure to report all dividend and interest income. Backup withholding is not an additional tax but is, instead, an advance payment that may be refunded to the extent it results in an overpayment of tax; provided, however, that the required information is timely provided to the IRS.
Tronox will, through the Disbursing Agent, withhold all amounts required by law to be withheld from payments of interest. Tronox will comply with all applicable reporting requirements of the IRS.

X. RECOMMENDATION OF TRONOX
     In the opinion of Tronox, the Plan is preferable to the alternatives described in this Disclosure Statement because it provides for a larger distribution to Tronox’s creditors than would otherwise result in liquidation under chapter 7 of the Bankruptcy Code. In addition, any alternative other than Confirmation of the Plan could result in extensive delays and increased administrative expenses resulting in smaller distributions to Holders of Allowed Claims than proposed under the Plan. Accordingly, Tronox recommends that Holders of Claims entitled to vote on the Plan support Confirmation of the Plan and vote to accept the Plan.
Dated: October 1, 2010

Respectfully submitted,

TRONOX INCORPORATED, on behalf of itself and all of the other Tronox Debtors

By:	/s/ Michael J. Foster

Name:	Michael J. Foster
Title:	Vice President, Secretary and General Counsel
Prepared by:
Richard M. Cieri
Jonathan S. Henes
Nicole L. Greenblatt
Benjamin J. Steele
KIRKLAND & ELLIS LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800
Facsimile: (212) 446-4900
- and -
Patrick J. Nash, Jr.
KIRKLAND & ELLIS LLP
300 North LaSalle
Chicago, Illinois 60654
Telephone: (312) 862-2000
Facsimile: (312) 862-2200
Attorneys for the Debtors
and Debtors in Possession

EXHIBIT A
PLAN OF REORGANIZATION

EXHIBIT B
SOLICITATION PROCEDURES ORDER
(Exhibits Omitted)

EXHIBIT C
TRONOX INCORPORATED
UNAUDITED SUMMARY FINANCIAL PROJECTIONS
FOR THE YEARS ENDED 2010 — 2013

Financial Projections
     For purposes of evaluating the Plan pursuant to the “feasibility” requirement set forth in section 1129(a)(11) of the Bankruptcy Code, Tronox analyzed its ability to satisfy its financial obligations under the Plan while maintaining sufficient liquidity and capital resources, consistent with the Tronox’s Business Plan (the “Business Plan”), to prepare the following financial projections (the “Projections”) for the calendar years 2010 through 2013 (the “Projection Period”). As discussed in detail below, Tronox believes that the Plan meets the Bankruptcy Code feasibility requirement, as confirmation is not likely to be followed by liquidation or the need for further financial reorganization of Tronox or any successor under the Plan.
     Tronox does not, as a matter of course, publish its business plans or strategies, projections or anticipated financial position. Accordingly, Tronox does not anticipate that it will, and disclaims any obligation to, furnish updated business plans or projections to holders of Claims or Equity Interests or other parties in interest after the Confirmation Date, or to include such information in documents required to be filed with the United States Securities and Exchange Commission (the “SEC”) or otherwise make such information public.
     In connection with the planning and development of the Plan, the Projections were prepared by Tronox to present the anticipated impact of the Plan. The Projections assume that the Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly impacted by, among other factors, changes in the competitive environment, regulatory changes and/or a variety of other factors, including those factors listed in the Plan and this Disclosure Statement. Accordingly, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to significant business, economic and competitive uncertainties. Therefore, such Projections, estimates and assumptions are not necessarily indicative of these current values or future performance, which may be significantly less or more favorable than set forth herein. The Projections were prepared in June 2010. Tronox’s management is unaware of any circumstances as of the date of this Disclosure Statement that would require the re-forecasting of the Projections due to a material change in Tronox’s prospects.
     The assumptions, qualifications and notes set forth below comprise a material part of the Projections and should be read in conjunction with the Projections. Additionally, the Projections should be read in conjunction with the assumptions, qualifications and explanations set forth in this Disclosure Statement and the Plan in their entirety.
     TRONOX’S MANAGEMENT PREPARED THE PROJECTIONS WITH THE ASSISTANCE OF THEIR PROFESSIONALS. TRONOX’S MANAGEMENT DID NOT PREPARE SUCH PROJECTIONS TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE RULES AND REGULATIONS OF THE SEC. TRONOX’S INDEPENDENT ACCOUNTANTS HAVE NEITHER EXAMINED NOR COMPILED THE PROJECTIONS AND, ACCORDINGLY, DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS, AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, TRONOX DOES NOT PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS.
     MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF TRONOX, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, MAINTAINING GOOD EMPLOYEE RELATIONS, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, NATURAL DISASTERS AND UNUSUAL WEATHER CONDITIONS, ACTS OF TERRORISM OR WAR, INDUSTRY-SPECIFIC RISK FACTORS (AS DETAILED IN SECTION VII OF THIS DISCLOSURE STATEMENT ENTITLED “RISK FACTORS”), AND OTHER MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS AND INTERESTS ARE

CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND TRONOX UNDERTAKES NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS.
     THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY TRONOX, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND REORGANIZED TRONOX’S CONTROL. TRONOX CAUTIONS THAT NO REPRESENTATIONS CAN BE MADE OR ARE MADE AS TO THE ACCURACY OF THE PROJECTIONS OR TO REORGANIZED TRONOX’S ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH TRONOX PREPARED THESE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. EXCEPT AS OTHERWISE PROVIDED IN THE PLAN OR DISCLOSURE STATEMENT, TRONOX AND REORGANIZED TRONOX, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE THIS DISCLOSURE STATEMENT IS INITIALLY FILED OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS AND EQUITY INTERESTS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISORS.
Basis of Presentation
     The Projections reflect the reorganization and related transactions pursuant to the Plan; however, the Projections do not reflect the comprehensive implementation of estimated “fresh start” accounting adjustments pursuant with Accounting Standards Codification (“ASC”) Section 852-10-45, Reorganizations — Other Presentation Matters. It has not yet been determined if “fresh start” accounting will be applicable. However, if “fresh start” accounting is applicable upon the confirmation of the Plan, the reorganization value of Tronox will be assigned to its assets and liabilities in accordance ASC Topic 805, Business Combination. These actual “fresh start” accounting adjustments will restate the value of Tronox’s assets and liabilities to fair market value and may result in the recognition of additional intangible assets including goodwill. The presentation of inventory, plant, property and equipment and intangibles at fair value will likely change the cost of sales and depreciation and amortization expense from that shown herein. While the actual “fresh start” accounting adjustments may result in materially different values for certain balance sheet assets and liabilities from those presented herein, such adjustments are not anticipated to have an impact on the underlying economics of the Plan. The pro forma adjustments presented herein are unaudited.
     Tronox currently establishes a valuation allowance against the deferred tax assets of its U.S. operations and the deferred tax assets of certain of its foreign subsidiaries. The tax assets and liabilities presented in these projections have not been adjusted to reflect the release or creation of any valuation allowances as of the emergence date, any other “fresh start” adjustments, if required, or for all of the effects of the reorganization and related transactions contemplated by the Plan. The tax presentation in the Statement of Operations does not provide for the continuing application of a valuation allowance against any domestic or foreign deferred tax asset resulting from operations after the Effective Date. The Projections do not make any assumptions to the liability for uncertain tax positions that will need to be re-established for U.S. operations after the Effective Date under the provisions of

2

FASB Interpretation No. 48 — Uncertain tax positions (ASC 740). The Projections provide that existing U.S. liability for uncertain tax positions is released at Emergence.
     Tronox’s operations are global and it recognizes income, purchases raw materials and incurs expense in many currencies. The assets and liabilities of its foreign subsidiaries are recorded in their functional currency. The projections assume constant foreign exchange rates for the Projection Period. In practice, foreign exchange rates will vary constantly throughout the Projection Period.
Assumptions to Projections
     The Projections are based on a number of assumptions and qualifications made by management with respect to the future performance of Tronox’s operations, which are reflected in the discussion below and the footnotes set forth herein. These assumptions and footnotes comprise a material part of the Projections and should be reviewed in conjunction with the Projections. Additionally, although management has prepared the Projections in good faith and believes the assumptions to be reasonable, Tronox can provide no assurance that such assumptions will be realized. As described in detail in this Disclosure Statement, a variety of risk factors could affect Reorganized Tronox’s future financial position and results of operations and must be considered in connection with the Projections.
     Tronox prepared the Projections in June 2010 reflecting estimates and market conditions at that time, including a projected exit from chapter 11 on October 1, 2010. Since May 2010, Tronox has outperformed the Projections and it is currently evaluating whether the changes in market conditions and the prolonged chapter 11 cases will have a material effect on the projections.

3

Reorganized Tronox
Income Statement
Does not include the impact of fresh start accounting
($ in thousands)

	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2011	2012	2013
Net Sales	$1,071,755	$278,862	$292,086	$312,361	$285,165	$1,168,474	$1,231,039	$1,247,674	$1,272,944
COGS	(883,899)	(223,280)	(234,747)	(242,661)	(218,915)	(919,602)	(977,009)	(1,015,959)	(1,037,595)
SGA	(69,238)	(12,507)	(12,304)	(13,230)	(18,371)	(56,412)	(72,962)	(75,413)	(77,919)
DD&A and Asset Write-off	(61,404)	(12,420)	(13,015)	(13,332)	(14,365)	(53,132)	(58,389)	(60,845)	(63,262)

EBIT	$57,214	$30,655	$32,020	$43,138	$33,514	$139,328	$122,680	$95,456	$94,168
DD&A	57,503	12,384	13,015	13,332	14,365	53,096	58,389	60,845	63,262
Asset Write-off (Accelerated Depr)	3,901	36	—	—	—	36	—	—	—
Pension/Post Retirement/SBC	5,355	(1,883)	(925)	312	—	(2,496)	—	—	—
Other Non-Cash	(38,361)	(9,793)	(7,090)	(9,774)	—	(26,657)	—	—	—
Professional Fees	44,948	9,324	6,780	10,500	—	26,604	—	—	—

EBITDAR	$130,561	$40,724	$43,800	$57,509	$47,879	$189,912	$181,069	$156,301	$157,430

Provision for Environmental Remediation	24	(55,560)	40,057	—	—	(15,504)	—	—	—
Restructuring	(21,388)	(634)	—	(13,214)	—	(13,848)	—	—	—
Financing and Other Fees	—	—	—	(24,288)	(16,775)	(41,063)	(250)	(250)	(250)
Other (Land Sales, Litigation, etc.)	(27,070)	—	—	—	—	—	—	—	—

Operating Profit	$8,779	$(25,539)	$72,077	$5,637	$16,739	$68,914	$122,430	$95,206	$93,918
Interest & Debt Expense	(36,060)	(12,349)	(13,260)	(43,589)	(9,346)	(78,545)	(37,806)	(38,346)	(40,482)
Other Income	(88,474)	(2,883)	(4,329)	90,617	—	83,405	(610)	(610)	(610)

Earnings Before Tax	$(115,756)	$(40,771)	$54,488	$52,665	$7,393	$73,774	$84,014	$56,250	$52,826
Income Tax	(4,788)	(871)	(2,861)	(4,721)	(7,723)	(16,175)	(29,070)	(21,181)	(21,181)
Discontinued Operations	2,828	(1,000)	3,231	2,059	(1,571)	2,720	—	—	—

Net Income	$(117,716)	$(42,643)	$54,859	$50,004	$(1,901)	$60,319	$54,944	$35,069	$31,644

4

Reorganized Tronox
Balance Sheet
Does not include the impact of fresh start accounting
($ in thousands)

	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2011	2012	2013
Assets
Cash	$143,206	$115,055	$134,010	$30,000	$30,000	$30,000	$30,000	$30,942	$30,942
Accounts Receivable — Net	211,470	218,083	250,820	220,333	205,993	205,993	223,480	225,892	230,702
Inventory	193,293	190,742	183,723	179,697	199,372	199,372	215,598	222,222	228,054
Other Current Assets	142,878	137,945	137,099	20,451	20,451	20,451	20,451	20,451	20,451

Total Current Assets	$690,846	$661,826	$705,652	$450,481	$455,815	$455,815	$489,528	$499,506	$510,149

PPE Net	293,256	286,978	283,693	323,910	328,283	328,283	327,076	315,312	299,550
Goodwill & Intangibles	26,479	24,987	22,758	22,758	22,758	22,758	22,758	22,758	22,758
Other Long Term Assets	105,763	103,490	101,255	3,525	3,525	3,525	3,525	3,525	3,525
Total Long Term Assets	$425,499	$415,455	$407,707	$350,193	$354,565	$354,565	$353,359	$341,595	$325,833

Total Assets	$1,116,345	$1,077,281	$1,113,359	$800,674	$810,380	$810,380	$842,887	$841,101	$835,982

Liabilities & Equity
Accounts Payable Trade	151,141	122,861	133,701	117,937	132,438	132,438	142,299	147,501	151,682
Other Current Liabilities and Accrued Expenses	182,344	182,944	229,408	43,941	30,770	30,770	30,770	30,770	30,770

Total Current Liabilities	$333,484	$305,805	$363,108	$161,877	$163,209	$163,209	$173,069	$178,271	$182,452

DIP/Exit Revolver	—	—	—	44,047	54,943	54,943	25,558	—	—
Exit Term Loan - 1st Lien — Term Loan A	335,000	335,000	335,000	424,721	423,883	423,883	420,533	416,241	381,158
Exit Term Loan - 1st Lien — Term Loan B	90,000	90,000	90,000	—	—	—	—	—	—
9.5% Senior Sub. Notes	350,000	350,000	350,000	—	—	—	—	—	—
Environmental Reserves	106,123	155,259	91,768	751	683	683	610	537	464
Other LT Liabilities	163,413	162,265	158,251	139,206	139,491	139,491	137,247	123,358	114,515

Total Long Term Liabilities	$1,044,536	$1,092,524	$1,025,019	$608,725	$619,001	$619,001	$583,948	$541,079	$497,079

Intercompany Assets & Liabilities	(0)	0	0	0	0	0	0	0	0

Stockholders Equity	(261,675)	(321,048)	(274,768)	(234,929)	(236,829)	(236,829)	(179,130)	(143,249)	(108,549)
Post-Petition Equity Infusion	—	—	—	185,000	185,000	185,000	185,000	185,000	185,000
Equity Impact of Remediation Trust	—	—	—	(270,000)	(270,000)	(270,000)	(270,000)	(270,000)	(270,000)
Preferred Equity	—	—	—	—	—	—	—	—	—
Equitized Securities	—	—	—	350,000	350,000	350,000	350,000	350,000	350,000

Shareholders Equity	(261,675)	(321,048)	(274,768)	30,071	28,171	28,171	85,870	121,751	156,451

Total Liabilities & Equity	$1,116,345	$1,077,281	$1,113,359	$800,674	$810,380	$810,380	$842,887	$841,101	$835,982

5

Reorganized Tronox
Statement of Cash Flows (cont’d)
Does not include the impact of fresh start accounting
($ in thousands)

	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2011	2012	2013
Operating Activities

Net Income (Loss)	$(117,716)	$(42,643)	$54,859	$50,004	$(1,901)	$60,319	$54,944	$35,069	$31,644
Adjustments to Reconcile Net Cash Flows
Depreciation & Amortization	57,505	12,384	13,015	13,332	14,365	53,096	58,389	60,845	63,262
Deferred Income Taxes	(22,114)	(1,300)	1,073	2,336	1,285	3,394	2,755	812	3,057
Provision for Environmental — Net	(24)	55,560	(40,057)	—	—	15,504	—	—	—

Asset Sales, Write-Downs, Retirements and Impairments	47,429	37	(1)	15,800	—	15,836	—	0	—
Income From Equity Affiliates	239	—	—	—	—	—	—	—	—
Amortization of Debt Issuance Cost	10,015	2,644	2,698	31,998	—	37,341	—	—	—
Financing Fees	—	—	—	24,288	16,775	41,063	250	250	250
Pension and Post Retirement Expense	(45,129)	(2,270)	(691)	—	—	(2,962)	—	—	—
Stock Based Compensation	396	108	116	—	—	224	—	—	—
Other Non-Cash Items Affecting Net Income	(5,000)	17,598	(8,289)	(184,404)	—	(175,096)	—	—	—

Other Non-Cash Items Affecting Net Income	7,951	18,117	(6,167)	(112,318)	16,775	(83,594)	250	250	250

(Increase) Decrease In Accounts Receivable, Net	11,256	(8,259)	7,264	30,487	14,340	43,833	(17,488)	(2,412)	(4,810)
(Increase) Decrease In Inventories	112,346	330	4,016	4,025	(19,674)	(11,303)	(16,226)	(6,624)	(5,833)
(Increase) Decrease In Other Current Assets	1,432	6,180	294	116,649	—	123,123	—	—	—
(Increase) Decrease In Goodwill & Intangibles	34	(0)	0	—	—	0	—	—	—
(Increase) Decrease In Other Long Term Assets	(4,373)	(58)	(291)	65,732	—	65,383	—	—	—
Increase (Decrease) In Liabilities Held For Sale/Discon.	86,997	(2,210)	484	(3,960)	—	(5,685)	—	—	—
Increase (Decrease) In Accounts Payable	(5,276)	(27,247)	12,482	(15,764)	14,502	(16,027)	9,860	5,203	4,181
Increase (Decrease) In Accrued Liabilities	(42,591)	(5,702)	(3,913)	(101,696)	(3,298)	(114,608)	—	—	—
Increase (Decrease) In Other Current Liabilities	(350,000)	—	275	(79,811)	(9,873)	(89,409)	—	—	—
Increase (Decrease) In Accum Comprehensive Income	7,184	(6,756)	(8,265)	—	—	(15,020)	—	—	—
Increase (Decrease) in Environmental Res. (Net)	(23,698)	(6,289)	(7,911)	(91,017)	(67)	(105,285)	(73)	(73)	(73)
Increase (Decrease) In Taxes On Income	(38,088)	2,448	(2,975)	—	—	(527)	—	—	—
Increase (Decrease) In Other Long-Term Liabilities	21,314	(1,135)	(1,830)	(19,044)	(1,000)	(23,010)	(2,245)	(13,888)	(8,843)
Other Changes in Assets and Liabilities	(4,134)	(13,495)	9,059	—	—	(4,435)	(0)	—	—
Adjustment for Non-Cash Items	5,000	—	—	184,404	(16,775)	167,629	—	—	—

Changes in Working Capital	(222,597)	(62,192)	8,690	90,004	(21,845)	14,658	(26,171)	(17,795)	(15,379)

Net Cash Flows From Operating Activities	$(296,995)	$(20,073)	$31,413	$43,357	$8,679	$63,377	$90,167	$79,180	$82,834

6

Reorganized Tronox
Statement of Cash Flows (cont’d)
Does not include the impact of fresh start accounting
($ in thousands)

	2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010	2011	2012	2013
Investing Activities

Capital Expenditures	(24,051)	(7,160)	(11,314)	(69,348)	(18,738)	(106,560)	(57,182)	(49,081)	(47,500)
Investments In Equity Affiliates	16	—	—	—	—	—	—	—	—
(Increase) In Remediation Trust	—	—	—	(270,000)	—	(270,000)	—	—	—
Settlement / payment to tort claimants	—	—	—	(12,500)	—	(12,500)	—	—	—

Net Cash Flows From Investing Activities	(24,035)	(7,160)	(11,314)	(351,848)	(18,738)	(389,060)	(57,182)	(49,081)	(47,500)

Financing Activities

Borrowing / (Repayment) of Exit Revolver	—	—	—	44,047	10,896	54,943	(29,385)	(25,558)	—
Borrowing / (Repayment) of Exit Term Loan - 1st Lien — Term Loan A	335,000	—	—	89,721	(838)	88,883	(3,350)	(4,292)	(35,084)
Borrowing / (Repayment) of Exit Term Loan - 1st Lien — Term Loan B	90,000	—	—	(90,000)	—	(90,000)	—	—	—
Borrowing / (Repayment) of 9.5% Sr. Sub. Notes	350,000	—	—	(350,000)	—	(350,000)	—	—	—
Post-Petition Equity Infusion	—	—	—	185,000	—	185,000	—	—	—
Equitization of Securities	—	—	—	350,000	—	350,000	—	—	—
Issuance of preferred stock / Accrued PIK Interest	—	—	—	—	—	—	—	—	—
Financing Fees	—	—	—	(24,288)	(16,775)	(41,063)	(250)	(250)	(250)
Other Financing Activities	(117,719)	—	—	—	16,775	16,775	—	—	—

Net Cash Flows from Financing Activities	413,659	(1)	0	204,481	10,058	214,538	(32,985)	(29,158)	(35,334)

Effects of Exchange Rates on Cash	1,041	(917)	(1,144)	0	(0)	(2,061)	—	—	—

Net Change in Cash	93,670	(28,150)	18,955	(104,010)	(0)	(113,206)	—	—	—

Cash at the Beginning of the Period	49,536	143,206	115,055	134,010	30,000	143,206	30,000	30,000	30,000

Cash at the End of the Period	$143,206	$115,055	$134,010	$30,000	$30,000	$30,000	$30,000	$30,000	$30,000

7

General Assumptions
Note 1
The financial information in this Disclosure Statement is unaudited, presented on a going-concern basis and does not purport to show the financial statements in accordance with GAAP, and therefore may exclude items required by GAAP, such as certain reclassifications, eliminations, accruals, valuations and disclosure items. There can be no assurance that such information is complete and may be subject to revision.
The unaudited financial statements have been derived from the books and records of Tronox. This information, however, has not been subject to procedures that would typically be applied to financial information presented in accordance with GAAP, and upon the application of such procedures, we believe that the financial information could be subject to changes, and these changes could be material. The information furnished in the Projections includes primarily normal recurring adjustments but does not include all of the adjustments that would typically be made for financial statements prepared in accordance with GAAP. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.
Note 2
Interest expense excludes the interest on the Tronox’s $350 million Unsecured Notes no longer being accrued subsequent to Tronox’s Chapter 11 filings.
Note 3
On May 5, 2009, Tronox filed a statement of Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review on Form 8-K indicating that Tronox’s previously filed financial reports should no longer be relied upon because Tronox failed to establish adequate reserves as required by applicable accounting pronouncements. In the report, Tronox indicated that it has not yet completed its review of contingency reserves and other related liabilities. Therefore, the amount of any increase to its reserves that may need to be taken is not known at this time. However, the adjustments will be material. Tronox continues to review its environmental and other contingent liability reserves. As a result, due to the further work being done on the environmental reserves, accrued liabilities, environmental remediation and/or restoration, total current liabilities and total liabilities not subject to compromise will be impacted.
Pursuant to the Plan, the legacy environmental obligations of the company will be transferred to environmental response trusts or otherwise discharged and released and therefore are not included in the financial forecast after the exit from bankruptcy.
Note 4
On March 13, 2009, Tronox’s German subsidiaries, Tronox GmbH and its wholly owned subsidiary, Tronox Pigments GmbH, filed applications with the Insolvency Court in Krefeld, Germany, to commence insolvency proceedings. Tronox did not petition for self-administration during the insolvency proceedings and thus, has relinquished management control over these subsidiaries. The German subsidiaries have been deconsolidated from Tronox’s consolidated financial statements as of March 31, 2009. As a result of the deconsolidation, Tronox’s German subsidiaries, Tronox GmbH and its wholly owned subsidiary, Tronox Pigments GmbH are not included in the financial projections.
Note 5
On July 21, 2009, Tronox announced its decision to idle the pigment production at its Savannah facility until a time when the TiO2 market recovers and/or a sale of the plant was completed.
Pursuant to the Plan, the real property associated with the Savannah site, including the recently shutdown chloride plant, the previously shut down sulfate plant and the still operating sulfuric acid plant will be transferred to an environmental response trust. As a result, the financial projections exclude the operations of the Savannah facility.

8

Note 6
For purposes of preparing these projections, Tronox has recorded tax amounts based upon known available information. Significant uncertainties exist related to the treatment of various reorganization and restructuring items, along with significant uncertain international tax positions, that have not been reflected in these Projections.
Note 7
The Projections are based upon Tronox’s detailed operating budget for calendar 2010 and for calendar years 2011 through 2013, and incorporate management’s assumptions regarding the strength of the economy, implementation of various strategic and operating initiatives and projected customer and end market trends. The Projections do not reflect any acquisitions or divestitures but do reflect certain expansions of productive capacity in accordance with management plans.
Note 8
The Projections assume that the Plan will be confirmed and consummated in the third quarter of 2010 with an expected emergence date of October 1, 2010. Although Tronox would seek to cause the Effective Date to occur as soon as is practicable, there can be no assurance as to when, or whether, the Effective Date actually will occur.
Note 9
General Market Conditions: the Projections assume that the global economy continues to grow at historical norms.
Note 10
Foreign Exchange Rates: Tronox’s operations are global and it recognizes income, purchases raw materials and incurs expense in many currencies. The assets and liabilities of its foreign subsidiaries are recorded in their functional currency. The Projections assume constant foreign exchange rates for the Projection Period. In practice, foreign exchange rates will vary constantly throughout the Projection Period and it is unlikely that Tronox will be able to hedge a majority, if any, of its foreign exchange exposures.
Projected Statements of Operations:
1.	Net Sales: Projected net sales are the aggregation of revenues from Tronox’s Pigment (titanium dioxide and minerals products) and Electrolytic businesses. Sales are projected to grow throughout the forecast period in line with historical industry norms.

2.	Cost of Goods Sold: Cost of goods sold (“COGS”) consists of costs incurred to produce and manufacture Tronox’s products including raw materials and fixed operating costs. COGS are assumed to increase over the Projection Period as a result of increased sales volumes as the company adds capacity through 2011. In addition it is forecasted that raw material costs and process chemicals will increase over time as the demand increase.

3.	Selling, General and Administrative Expenses: Selling, general and administrative (“SG&A”) expenses include costs related to sales and marketing, accounting and finance, legal, information systems and other corporate functions. Tronox implemented several SG&A reduction programs prior to the bankruptcy filing including staff reductions. After exiting bankruptcy, Tronox expects to increase its investment in R&D, strengthen certain functionality and skills in certain departments and re-implement employee benefit programs. After these additions, Tronox expects to maintain SG&A at about 6% of sales revenue.

4.	Interest Expense: Interest expense following the Confirmation Date reflects the extinguishment of prepetition Claims as well as anticipated entry into of the Exit Financing in the form of (a) a $335 million exit term loan with up to $90 million in incremental debt, with an assumed interest rate of 8.0% and (b) a senior secured asset-based revolver. The exact structure and pricing of the Exit

9

Financing may change based on market conditions at the time of the financing. Other interest includes unused line fees on the new revolving asset-based credit facility and the amortization of deferred financing fees.

5.	Other Expense/(Income): Other includes sundry expenses, foreign exchange (gains)/losses, interest income and other.

6.	Income Taxes: The tax effects of the reorganization are still under evaluation. For purposes of creating the Projections, Tronox has assumed a tax rate of 35% in the United States, 28% in Holland and 30% in Australia upon exit from bankruptcy. Actual cash taxes may differ materially based on varying levels of debt, interest rates, actual results, geographic income distribution assumptions and final resolution of the remaining U.S. tax attributes in the reorganization process.
Projected Balance Sheets and Statements of Cash Flows:
1.	Working Capital: Trade receivables and inventory have been projected according to historical relationships with respect to receivable days outstanding and inventory turns and expected improvements. Due to the bankruptcy, Tronox is experiencing shorter terms and in some cases cash in advance for the purchase of certain materials and services. The Projections assume that Tronox’s accounts payable terms return to normalized terms in the Projection Period.

2.	Capital Expenditures: Tronox continues to invest in capital expenditures for maintenance, environmental, health and safety and growth initiatives. 2010 and 2011 capital expenditures are higher than the other years in the Projection Period due to specific initiatives. Investments in capital expenditures are recorded at cost and are depreciated over their estimated useful lives.

10

EXHIBIT D
VALUATION ANALYSIS

          Rothschild Inc. (“Rothschild”), financial advisor to Tronox in the Chapter 11 Cases, has performed an analysis of the estimated value of Reorganized Tronox on a going-concern basis.
          In preparing its analysis, Rothschild has, among other things: (i) reviewed certain recent publicly available financial results of Tronox; (ii) reviewed certain internal financial and operating data of Tronox, including the business projections prepared and provided by Tronox’s management relating to its business and its prospects; (iii) discussed with certain senior executives the current operations and prospects of Tronox; (iv) reviewed certain operating and financial forecasts prepared by Tronox, including the business projections in this Disclosure Statement (the “Projections”); (v) discussed with certain senior executives of Tronox key assumptions related to the Projections; (vi) prepared discounted cash flow analyses based on the Projections, utilizing various discount rates, and separately valued and accounted for Tronox’s NOLs; (vii) considered the market value of certain publicly-traded companies in businesses reasonably comparable to the operating businesses of Tronox; (viii) considered the value assigned to certain precedent transactions for businesses similar to Tronox; and (xii) conducted such other analyses as Rothschild deemed necessary under the circumstances.
          Rothschild also has considered a range of potential risk factors, including: (i) overhang and impact from operating under bankruptcy protection; (ii) Reorganized Tronox’s capital structure; and (iii) ability to meet projected growth targets. Rothschild assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information available to it from public sources or as provided to Rothschild by Tronox or its representatives. Rothschild also assumed that the Projections have been reasonably prepared on a basis reflecting Tronox’s best estimates and judgment as to future operating and financial performance. Rothschild did not make any independent evaluation of Tronox’s assets, nor did Rothschild verify any of the information it reviewed. To the extent the valuation is dependent upon Reorganized Tronox’s achievement of the Projections, the valuation must be considered speculative. Rothschild does not make any representation or warranty as to the fairness of the terms of the Plan.
          In addition to the foregoing, Rothschild relied upon the following assumptions with respect to the valuation of Tronox:
•	Reorganized Tronox is successfully reorganized with an assumed emergence date of September 30, 2010;

•	Reorganized Tronox is reorganized excluding its legacy environmental and tort liabilities;

•	Excess cash accumulated prior to exit is used to fund Environmental Response Trusts and Tort Claims Trust;

•	Nevada Assets are contributed to the Environmental Response Trusts;

•	Reorganized Tronox is able to recapitalize with adequate liquidity upon emergence from bankruptcy;

•	Industry pricing, volumes and conditions as assumed by the Business Plan;

•	Tronox funds its portion of the expansion at its Australian joint venture at exit;

•	Reorganized Tronox successfully performs to the levels specified in its Business Plan;

•	No significant disruption of operations (e.g., no unanticipated customer losses or plant shutdowns);

•	Capital markets consistent with those that existed as of July 2010; and

•	Exchange rates consistent with the Business Plan.
          As a result of such analyses, review, discussions, considerations and assumptions, Rothschild estimates the total enterprise value (“TEV”) of Reorganized Tronox at approximately $975 million to $1,150 million, with a midpoint of $1,063 million. Rothschild reduced such TEV estimates by the estimated pro forma net debt levels of Reorganized Tronox (approximately $468 million) to estimate the implied reorganized equity value of Reorganized Tronox. Rothschild estimates that Reorganized Tronox’s implied total reorganized equity value will range from $507 million to $682 million.
          Any variance on the ultimate General Unsecured Claims pool could have a material impact on recoveries achieved. These estimated ranges of values and recoveries are based on a hypothetical value that reflects the estimated intrinsic value of Reorganized Tronox derived through the application of various valuation methodologies. The implied reorganized equity value ascribed in this analysis does not purport to be an estimate of the post-reorganization market trading value. Such trading value may be materially different from the implied reorganized equity value ranges associated with Rothschild’s valuation analysis. Rothschild’s estimate is based on economic, market, financial and other conditions as they exist, and on the information made available as of, the date of this

Disclosure Statement. It should be understood that, although subsequent developments, before or after the Confirmation Hearing, may affect Rothschild’s conclusions, Rothschild does not have any obligation to update, revise or reaffirm its estimate. The summary set forth above does not purport to be a complete description of the analyses performed by Rothschild. The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description. The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business. As a result, the estimate of implied reorganized equity value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein. In addition, estimates of implied reorganized equity value do not purport to be appraisals, nor do they necessarily reflect the values that might be realized if assets were sold. The estimates prepared by Rothschild assume that Reorganized Tronox will continue as the owner and operator of its businesses and assets and that such assets are operated in accordance with Tronox’s business plan. Depending on the results of Tronox’s operations or changes in the financial markets, Rothschild’s valuation analysis as of the Effective Date may differ from that disclosed herein.
          In addition, the valuation of newly issued securities, such as the New Common Stock, is subject to additional uncertainties and contingencies, all of which are difficult to predict. Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets and other factors that generally influence the prices of securities. Actual market prices of such securities also may be affected by other factors not possible to predict. Accordingly, the implied reorganized equity value estimated by Rothschild does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets.
          THE FOREGOING VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF TRONOX OR REORGANIZED TRONOX. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE RANGES REFLECTED IN THE VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.
          THE ESTIMATED CALCULATION OF ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS AS SET FORTH IN THE TRONOX’S PROJECTIONS, AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS, NONE OF WHICH ARE GUARANTEED AND MANY OF WHICH ARE OUTSIDE OF TRONOX’S CONTROL, AS FURTHER DISCUSSED IN ARTICLE VII, RISK FACTORS.
          THE CALCULATIONS OF VALUE SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE STATED HEREIN DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET VALUE. SUCH VALUE, IF ANY, MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZED EQUITY VALUE RANGES ASSOCIATED WITH THIS VALUATION ANALYSIS. NO RESPONSIBILITY IS TAKEN BY ROTHSCHILD FOR CHANGES IN MARKET CONDITIONS AND NO OBLIGATIONS ARE ASSUMED TO REVISE THIS CALCULATION OF REORGANIZED TRONOX’S VALUE TO REFLECT EVENTS OR CONDITIONS THAT SUBSEQUENTLY OCCUR. THE CALCULATIONS OF VALUE DO NOT CONFORM TO THE UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE OF THE APPRAISAL FOUNDATION.

2

EXHIBIT E
LIQUIDATION ANALYSIS

     This hypothetical liquidation analysis (the “Liquidation Analysis”) was prepared by Alvarez & Marsal North America, LLC (“A&M”) in connection with A&M’s representation of Tronox in its Chapter 11 bankruptcy proceeding and for use in this Disclosure Statement. The Liquidation Analysis indicates the values which may be obtained by classes of Claims upon disposition of assets, pursuant to a Chapter 7 liquidation, as an alternative to the continued operation of the business under the Plan. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. The Liquidation Analysis is based upon the assumptions discussed herein. All capitalized terms not defined in this Exhibit have the meanings ascribed to them in the Disclosure Statement to which this Exhibit is attached.
     On January 12, 2009, Tronox filed for Chapter 11 bankruptcy protection in the Southern District of New York. This Liquidation Analysis has been prepared assuming that Tronox filed for Chapter 7 protection on the Effective Date of the Plan (the “Liquidation Date”).
     The Liquidation Analysis assumes an immediate shut down of all Tronox’s operations, the continued remediation of certain Tronox Owned Sites and Other Sites, and the sale of all other non-debtor operations as going concerns (unless otherwise noted). The liquidation of Tronox’s assets is based on book values as of January 31, 2010, unless otherwise stated. These book values are assumed to be representative of Tronox’s assets and liabilities at or about the Liquidation Date. This Liquidation Analysis also assumes Tronox’s estates are substantively consolidated.
     The Liquidation Analysis represents an estimate of recovery values and percentages based upon a hypothetical Chapter 7 liquidation of Tronox, if a Chapter 7 trustee were appointed by the Bankruptcy Court to convert assets into cash. The determination of the hypothetical proceeds from the liquidation of assets is an uncertain process involving the extensive use of estimates and assumptions which, although considered reasonable by A&M and management, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of Tronox and its management.
     ACCORDINGLY, NEITHER TRONOX NOR ITS ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS OF A LIQUIDATION OF TRONOX WOULD OR WOULD NOT APPROXIMATE THE ASSUMPTIONS REPRESENTED HEREIN. ACTUAL RESULTS COULD VARY MATERIALLY. MOREOVER, THE RECOVERIES SHOWN DO NOT CONTEMPLATE A SALE OF TRONOX’S ASSETS ON A GOING CONCERN BASIS (UNLESS OTHERWISE NOTED). WHILE TRONOX MAKES NO ASSURANCES, IT IS POSSIBLE THAT THE PROCEEDS RECEIVED FROM SUCH A GOING CONCERN SALE(S) WOULD BE MORE THAN THE HYPOTHETICAL LIQUIDATION, THE COSTS ASSOCIATED WITH THE SALE(S) WOULD BE LESS, FEWER CLAIMS WOULD BE ASSERTED AGAINST THE BANKRUPTCY ESTATE AND/OR CERTAIN ORDINARY COURSE CLAIMS WOULD BE ASSUMED BY THE BUYER(S) OF SUCH ASSETS.
     THE UNDERLYING FINANCIAL INFORMATION IN THE LIQUIDATION ANALYSIS WAS NOT COMPILED, EXAMINED OR AUDITED BY ANY INDEPENDENT ACCOUNT.
Summary Notes to the Liquidation Analysis
1. In preparing the Liquidation Analysis, A&M and Tronox have estimated an amount of Allowed Claims for each class of claimants based upon a review of Tronox’s scheduled claims and claims filed and liquidated to date in the Chapter 11 proceeding. The only additional claims estimated and added to the Liquidation Analysis were for post-petition accounts payable obligations (i.e., Chapter 11 administrative claims). It should be noted that the cessation of a business in liquidation will trigger certain claims that otherwise would not exist under the Plan absent a liquidation. Examples of these kinds of claims include various potential employee claims (e.g., severance claims, WARN Act claims), executory contract claims, customer claims, and lease rejection damage claims. Some of these types of claims could be significant and would be entitled to priority in payment over general unsecured claims. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general unsecured claims. Thus, other than post-petition accounts payable claims, no attempt has been made to estimate other additional unsecured claims that may result from such events under a Chapter 7 liquidation because no funds are estimated to be available to Chapter 11 general unsecured creditors.

The estimate of all Allowed Claims in the Liquidation Analysis is based on either the face value of claims filed (which amounts could include unliquidated claims), or management-estimated values of claims to be liquidated. The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any other purpose, including any determination of the value of any distribution to be made on account of Allowed Claims under the Plan. The actual amount of Allowed Claims could be materially different from the amount of claims estimated in the Liquidation Analysis as the claims process is on-going.
2. The Liquidation Analysis assumes the liquidation of substantially all of Tronox’s domestic operations over a 12 month period and the sale of the remaining non-debtor operations as going concerns, followed by a wind-down of the Chapter 7 estate (collectively, the “Wind-Down”). During the first 60 days of the Wind-Down, it is assumed that the chapter 7 trustee would arrange for Tronox to discontinue all of its business operations other than the operations required to complete work-in-process inventory and clean and safely secure all equipment. Subsequently, a limited group of personnel would be retained to pursue orderly sales of all of the remaining assets, collect accounts receivable, liquidate claims, arrange distributions, and administer and close the estate.
3. The Liquidation Analysis does not include estimates for tax consequences, both foreign and domestic, that may be triggered upon the liquidation and sale of assets in the manner described above. Such tax consequences may be material.
4. The Liquidation Analysis does not include recoveries resulting from any potential preference, fraudulent transfer or other litigation or avoidance actions, including the Anadarko Litigation.
5. The Liquidation Analysis assumes that all asset proceeds and creditor recoveries are at nominal amounts and does not consider the discounting of values over time. The discounting of values would result in lower recoveries to constituents than presented in this Liquidation Analysis.
*******************
     A summary of Tronox’s hypothetical Chapter 7 Liquidation Analysis is as follows:

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Tronox, Inc.
Chapter 7 Liquidation Analysis

		Adjusted 1/31/10
($’s in thousands)		Balance (excluding	Estimated	Estimated
Assets	Footnotes	Intercompanies)	Recovery %	Recovery $
Cash	(a)	$77,031	100%	$77,031
Accounts Receivable	(b)	78,322	58%	45,518
Other/Miscellaneous Receivables	(c)	56,202	0%	—
Inventory	(d)	115,119	66%	75,752
Other Assets	(e)	171,368	21%	36,347
Property, Plant and Equipment (net)	(f)	175,158	82%	144,300

Total Recoverable Assets — Debtors		673,199		378,948

Add Recoveries from Equity Interests and Non-Debtor Foreign Subsidiaries:
Interest in BMI	(g)			5,000
TPL	(h)			47,000
TWA	(i)			150,000
Botlek	(j)			—

Total Additional Value from Non-Debtor Equity Interests				202,000

Proceeds Available for Distribution				580,948

Liquidation Expenses		Expenses & Claims
Wind-Down Costs		(84,000)	100%	(84,000)
Trustee Fees		(14,938)	100%	(14,938)

Total Liquidation Expenses and Fees	(k)	(98,938)	100%	(98,938)

Remaining Proceeds				482,010

DIP Lender’s Secured Claim
DIP Principal		(425,000)	100%	(425,000)
DIP Accrued Interest		(3,398)	100%	(3,398)

Total DIP Lender’s Secured Claims	(l)	(428,398)	100%	(428,398)

Remaining Proceeds				53,612

Pre-Petition Secured Claims
Taxes		(3,241)	100%	(3,241)
Lien Claimants		(909)	100%	(909)

Total Pre-Petition Secured Claims	(m)	(4,150)	100%	(4,150)

Remaining Proceeds				49,461

Administrative Claims
503b(9) Claims		(1,124)	74%	(831)
Pre-Petition Priority Claims		(1,221)	74%	(903)
Post-Petition Trade Accounts Payable		(64,512)	74%	(47,727)
Unquantified Administrative/Priority Claims Arising From Liquidation		Not Estimated	0%	Not Estimated

Total Administrative Claims	(n)	(66,857)	74%	(49,461)

Remaining Proceeds				—

Unsecured Claims
Pre-Petition Trade Accounts Payable		(23,368)	0%	—
Pre-Petition Human Resources		(18,476)	0%	—
Unsecured Notes		(370,412)	0%	—
Governmental & Tribal Claims		(4,906,512)	0%	—
Personal Injury Claims		(2,049,503)	0%	—
Pension Claims		(653,313)	0%	—
Indirect Environmental Claims		(426,425)	0%	—
Unquantified Unsecured Claims arising from Liquidation		Not Estimated	0%	—

Total Unsecured Claims	(o)	(8,448,008)	0%	—

Remaining Proceeds				$—

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Detailed Footnotes
Asset Recovery Estimates
(a)     Cash: The Liquidation Analysis assumes that Tronox’s operations during the Wind-Down would not generate additional cash available for distribution except for the disposition of non-cash assets. All outstanding cash balances are assumed to be 100% recoverable.
(b)     Accounts Receivable: Accounts receivable consist of amounts owed from customer sales generated by Tronox’s TiO2 and electrolytic operations. The Liquidation Analysis assumes that a Chapter 7 trustee would retain certain existing staff to handle an aggressive collection effort of outstanding trade accounts receivable. While Tronox’s historical bad debt reserve is less than 0.5% of sales, Tronox anticipates an increase in non-collectible trade accounts receivable as a result of potential supply and business interruption issues with customers, as well as an inability to collect some foreign receivables (e.g., Mexico). Thus, the Liquidation Analysis assumes that Tronox would be able to recover approximately 90% of the net book value of domestic accounts receivable (this amount excludes all foreign receivables, receivables 60 days past due, subject to offset, or attached to a customer rebate program).

($’s in thousands)	Trial Balance	Estimated	Estimated
Assets	1/31/2010	% Recovery	$ Recovery
Accounts Receivable Summary
Trade Accounts Receivable	$78,322
Foreign Receivables	(24,057)
A/R >60 Days past due date	(594)
A/R subject to Offset	(297)
Customer Rebate Accrual	(2,797)

Total Accounts Receivable	$50,576	90%	$45,518

(c)     Other/Miscellaneous Receivables: This asset class includes receivables from employees, receivables from the Department of Energy and insurance policies for environmental remediation, and a fully reserved note receivable related to a prior property sale. It is assumed that the employee receivables will be offset by outstanding employee claims in a liquidation and the receivables for environmental remediation will be offset by administrative claims for further clean-up. Thus, there is no recovery percentage estimated for this asset class.
(d)     Inventory: Tronox’s inventory includes raw materials (ore feedstock), work-in-process, finished goods, and materials and supplies. Estimated recovery has been valued as if an orderly liquidation had taken place. Inventory recovery values are based upon assumptions from the Tronox’s management and generally range from 0% to 85% of book value and represent distressed sales values. Raw materials are assumed to be sold at 50% to 85% of book value (most likely to strategic competitors); recovery percentages are based upon the quality and grade of ore. Recoveries from the sale of finished goods (net of reserves) and completed work-in-progress inventories are assumed to range from 60% to 85%; recovery percentages are based upon quality and specification of product. Materials and supplies represent chemicals and packaging used in the pigment and electrolytic operations; recovery percentages are assumed to range from 0% to 75% and are based upon chemical or container type.

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($’s in thousands)	Trial Balance	Estimated	Estimated
Assets	1/31/2010	% Recovery	$ Recovery
Inventory Summary
Raw Materials	$24,129	63%	$15,290
Work-in-Process	3,995	82%	3,276
Finished Goods	63,958	82%	52,252
Materials and Supplies	23,037	21%	4,933

Total Inventory	$115,119	66%	$75,752

(e)     Other Assets: The primary assets in this asset class include prepayments to vendors, deposits held by professionals, insurance prepayments, deposits held by utility providers, deferred tax assets, cash held in escrow, cash collateralized letters of credit, VAT tax refunds, unamortized debt issuance costs and benefit restoration plan assets.
          Prepayments, deposits, and cash collateralized letters of credit are all assumed to yield no value in a liquidation scenario, as it is assumed that these assets would be offset against respective claims or used to reduce costs during the Wind-Down. Deferred income taxes and unamortized debt issuance costs are a GAAP accrual and are assumed to yield no value in liquidation. The $35 million held in escrow as part of the proposed Plan would be fully recoverable and used to settle the Replacement DIP Facility balance. Management estimates that 50% of the VAT tax refund would be collectable as a result of some uncertainty concerning the amount of funds awarded by the German government, foreign exchange rate fluctuations, and potential offsets applied by Tronox’s German subsidiary. The benefit restoration plan assets are held in a “Rabbi” type trust and are estimated to be fully recoverable. A summary of other assets is listed below.

($’s in thousands)	Trial Balance	Estimated	Estimated
Assets	1/31/2010	% Recovery	$ Recovery
Other Assets
Prepayments/Deposits	$14,694	0%	$—
Deferred Tax Asset	1,163	0%	—
Settlement Escrow	35,000	100%	35,000
Cash Collateralized LC’s	82,553	0%	—
VAT Tax Refund	558	50%	279
Unamortized Debt Issuance Costs	36,332	0%	—
BRP Assets	1,067	100%	1,067

Total Other Assets	$171,368	21%	$36,347

(f)     Property, Plant and Equipment: Represents Tronox’s land, land improvements, buildings, plant machinery and equipment, office furniture and office equipment. This asset class includes the Hamilton, Savannah, Henderson and Oklahoma City facilities, as well as the Owned Sites.
          The Hamilton facility is likely to have recoverable value in a Chapter 7 scenario. In the liquidation scenario, it is assumed that the Hamilton facility would be brought to a “cold idle” by the Chapter 7 trustee and any purchaser would then incur significant capital costs to bring the plant back to steady state, including costs to re-commission the plant, working capital rebuild, and recalibration to customer product quality specifications (the Liquidation Analysis assumes that the recalibration process takes six months to complete). The following discounted cash flow model was developed to estimate the recoverable value from the Hamilton facility given a Chapter 7 liquidation sale to a third party (a 50% risk factor is applied to the net present value calculation to account for a Chapter 7 scenario as the cash flow and cost of capital assumptions were based on going-concern conditions):

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($’s in thousands)
Hamilton Pigment & Electrolytic	Yr 0 [1]	Yr 1	Yr 2	Yr 3	Yr 4	Terminal Value
Net Sales	$284,648	$570,455	$576,785	$581,603	$584,511	$584,511
COGS	(209,378)	(436,632)	(443,399)	(446,943)	(458,116)	(458,116)
SGA (6% of sales)	(34,000)	(34,227)	(34,607)	(34,896)	(35,071)	(35,071)
DD&A and Asset Write-off	(32,110)	(33,118)	(33,351)	(33,971)	(34,820)	(18,000)

EBIT	9,160	66,478	65,428	65,793	56,504	73,324

EBIT (1-t)	5,954	43,210	42,528	42,766	36,728	47,661
DD&A and Asset Write-off	32,110	33,118	33,351	33,971	34,820	18,000
Change in WC	(90,000)	(3,000)	180	50	—	—
Start-up costs	(15,000)
Capex	(15,000)	(20,000)	(18,000)	(18,000)	(18,000)	(18,000)
FCFF	(81,935)	53,329	58,059	58,787	53,548	47,661
Terminal Value[2]					366,622

Net Annual Cash Flows	$(81,935)	$53,329	$58,059	$58,787	$420,170

NPV[2]	273,599

50% Risk Factor Applied for Ch. 7 Scenario	(136,800)

Estimated Recoverable Value in Ch. 7 Liquidation	$136,800

[1]	Assumes that sales volumes are limited to 50% of production capacity as the plant is brought back online and recalibrated

[2]	Assumes a 13% cost of capital
The Liquidation Analysis also assumes the following regarding Tronox’s property, plant and equipment:
•	The environmental liabilities at the Savannah facility, primarily associated with the clean-up of waste disposal ponds, would offset any potential recoverable value from the Savannah land and operating assets (no attempt was made to quantify Savannah’s environmental costs).

•	The legacy environmental liabilities at the Henderson facility would offset any potential recoverable value from the Henderson electrolytic assets; however, it was assumed that the 100% Tronox owned land surrounding the Henderson plant footprint could be sold for approximately $5 million (this estimate takes into consideration the current depressed real estate market in Nevada).

•	The sale of the Oklahoma City headquarters land and building, and miscellaneous equipment and furniture sales could recover up to $2.5 million.

•	No attempt was made to value any of the Tronox Owned Sites subject to various environmental claims (e.g., Mobile, Soda Springs, West Chicago, numerous service station locations, etc.), as it was assumed that the environmental liabilities exceeded any recoverable value.

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($’s in thousands)	Trial Balance	Estimated	Estimated
Assets	1/31/2010	% Recovery	$ Recovery
Net Property Summary (by plant)
Hamilton (Pigment & Electrolytic)	$143,013	96%	$136,800
Savannah	431	0%	—
Henderson	10,062	50%	5,000
Corporate/Miscellaneous	21,652	12%	2,500

Net Property, Plant & Equipment	$175,158	82%	$144,300

Additional Recoveries from Equity Interests and Non-Debtor Foreign Subsidiaries
(g)     Interest in Basic Management, Inc. (“BMI”): The Liquidation Analysis assumes that Tronox’s 31% equity interest in BMI (i.e., Henderson land, water/power rights and distribution systems, etc.) is liquidated through an expedited sale of the interest for $5 million (this estimate takes into consideration the current depressed real estate market in Nevada and the environmental liabilities and further remediation costs associated with BMI’s owned property).
(h)     Tronox Pigments Limited (“TPL”): The Liquidation Analysis assumes the orderly liquidation of TPL (a non-debtor Bahamian entity that markets pigment for Tronox’s North American and Australian operations). It is assumed that TPL’s cash and accounts receivable would be offset by outstanding accounts payable and accrued liabilities in a liquidation scenario. Included in these liabilities are payables to Exxaro (Tronox’s 50% TiWest Joint Venture partner) for its 50% interest in the TiWest Joint Venture pigment that is marketed through TPL (Exxaro has a security interest in TPL’s cash accounts up to the outstanding balance owed for pigment). As previously noted in the accounts receivable section above, Tronox anticipates an increase in non-collectible receivables due to supply and business interruption with customers that would be impacted by the Chapter 7 liquidation. Thus, only 85% of TPL’s receivables are estimated to be collectable in the Chapter 7 liquidation scenario.

($’s in thousands)	Trial Balance	Estimated	Estimated
Assets	1/31/2010	% Recovery	$ Recovery
TPL Summary

Cash	$29,471	100%	$29,471
Accounts Receivable	74,836	85%	63,610

Accounts Payable	(45,577)	100%	(45,577)
Accrued Liabilities	(876)	100%	(876)

Total TPL	$57,854	81%	$46,628

(i)     Tronox Western Australia (“TWA”): As part of its recent Chapter 11 sale process, Tronox received indications of interest for TWA’s 50% interest in the TiWest Joint Venture in the $200 million range. These offers were conditioned upon a transfer of customer contracts and accounts receivable that reside at TPL, a smooth operational and customer transition, continued research and development support, and various other issues. Under a Chapter 7 liquidation scenario, none of these conditions would be present, and thus this Liquidation Analysis assumes that approximately $150 million would be recoverable from this asset (a 25% risk factor was applied to account for a going-concern quick sale as the previous offers were based upon smooth operational and customer transitions, along with the transfer of customer accounts receivable at TPL).

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(j)     Botlek: The Liquidation Analysis assumes no recovery from the going-concern sale of Botlek, as projected EBITDAR is nominal and potential liabilities associated with the operations outweigh any recover to equity (i.e., the debtors).
Liquidation Expenses and Claims
(k)     Liquidation Expenses: The Liquidation Analysis assumes the Chapter 7 liquidation of substantially all of Tronox’s assets over a 12 month period. During the first 60 days, it is assumed that the Chapter 7 trustee would arrange for Tronox to discontinue all of its domestic business operations other than the operations required to complete work-in-process inventory and clean and safely secure all equipment. It is also assumed that the Chapter 7 trustee would arrange for Tronox to focus all of its efforts to sell all assets in an orderly and expeditious manner.
     It should be noted that the Liquidation Analysis only assumes a $35 million legacy environmental spend to maintain the “status quo” for certain of the Owned Sites and Other Sites during the Wind-Down (i.e., no significant remediation activities). No attempt has been made to quantify the ultimate remediation costs or the priority of such costs associated with the Owned Sites and Other Sites.
     Additional liquidation expenses include third party warehouse leases required to store finished products through the Wind-Down, monthly expenditures to maintain the corporate headquarters through a sale, personnel to manage and execute the Wind-Down (e.g., accounting, inventory marketing and receivable collection efforts), plant closure costs (cleaning and safety costs to provide for proper “cold-idled” plant closures), utilities for the plants through a sale, insurance renewals through the Wind-Down, 12 months of professional fees for legal, accounting, and other professionals to assist the Chapter 7 trustee, and a $10 million contingency for all other expenses that may arise. A summary of liquidation expenses is listed below.

($’s in thousands)		Liquidation
Wind-Down Costs Summary:	Monthly	Period	Comments
Third Party Warehouse Leases	$600	$3,600	Monthly lease expenses for 3rd party warehouse facilities over 6 months.

OKC Tech Center Expenses	330	1,000	Monthly expenses to Trammel Crow for managing the Tech Center (e.g., facilities maintenance, janitorial, utilities, etc.), assumed to occupy for 3 months.

AR Collection Expenses	500	2,000	Payroll required over 4 month time period to collect accounts receivable.

Inventory Liquidation and Plant Closure Expenses	2,500	10,000	Payroll and plant closure expenses over 4 months (Hamilton & Henderson).

Utilities for Plants	400	2,400	Utilities for plants over 6 months (Hamilton and Henderson).

Insurance Policy Extensions	N/A	5,000	Property, casualty, general liability (and excess layers), workers comp, surety bonds, and broker fees.

12 Months Environmental Spend	2,917	35,000	Status quo estimate.

Professional Fees	1,250	15,000	Assumed 12 month Chapter 7.

Contingency	N/A	10,000

Total Wind-Down Costs	$8,497	$84,000

Liquidation expenses would also include Chapter 7 trustee fees of 3% of total assets available for distribution, in the amount of $15 million.
(l)     DIP Lenders’ Secured Claims: On December 23, 2009, Tronox entered into the Replacement DIP Agreement and refinanced the Prepetition Facilities and the Original DIP Facility. The Replacement DIP Facility lenders’ secured claims represent the DIP loan balance of $425 million and outstanding accrued interest of approximately $3.4 million as of January 31, 2010. Based on calculated recoveries from the Liquidation Analysis, it is assumed that the Replacement DIP Facility lenders will receive 100% of their secured claims.

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(m)       Pre-Petition Secured Claims: Includes approximately $3.2 million in outstanding secured tax claims (of which $2.9 million is related to Savannah property taxes currently under dispute - for purposes of this Liquidation Analysis, the claim is assumed to be settled at 100% of face value and secured) and approximately $1 million in claims related to shippers, warehousemen, and mechanics that are assumed to have valid liens. Based on calculated recoveries from the Liquidation Analysis, it is assumed that the secured tax and lien claimants will receive 100% of their secured claims.
(n)       Administrative Claims: Includes approximately $1.1 million in claims arising under section 503(b)(9) of the Bankruptcy Code, $1.2 million in pre-petition priority claims (including current/former employee claims, tax claims, and third party environmental claims), and $64.5 million in post-petition accounts payable claims as of January 31, 2010. As previously noted, the cessation of the business in liquidation will trigger certain administrative claims that would not exist under the plan absent liquidation. A&M and Tronox did not attempt to estimate any further post-petition administrative claims (other than post-petition accounts payable) because only pro-rata funds are estimated to be available to satisfy such claimants (i.e., administrative claims are impaired).
(o)	Unsecured Claims: Includes general unsecured claims for:

•	$23.4 million in pre-petition trade accounts payable claims;

•	$18.5 million in pre-petition human resources claims (e.g., benefits restoration plan claims and current/former employee contract claims);

•	$370.4 million in outstanding principal and interest related to the Unsecured Notes;

•	$4.9 billion in face value of governmental (Federal, State, and local) and tribal environmental claims (all of these claims remain unliquidated in a Chapter 7 liquidation);

•	$2 billion in face value of personal injury claims (including asbestos, benzene and creosote exposure claims — all of these claims remain unliquidated in a Chapter 7 liquidation);

•	$654.3 million in face value of current/former employee pension claims (all of these claims remain unliquidated in a Chapter 7 liquidation); and

•	$426.4 million in Indirect Environmental Claims (a significant number of these claims remain unliquidated in a Chapter 7 liquidation.

•	Claims from the rejection of executory contracts or unexpired leases and other general unsecured claims that may arise from the cessation of Tronox’s businesses have not been estimated and these amounts may be substantial. Based on calculated recoveries from the Liquidation Analysis, it is assumed that there would be no proceeds available to distribute to any unsecured claims.

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